

Central Bancorp



2011 Annual Report

2011



PROFILE

Central Bank, whose legal name is Central Co-operative Bank, was founded in 1915 as a Massachusetts chartered co-operative bank to provide savings deposits and originate mortgage loans. In October 1986, it became a public company by converting to a capital stock co-operative bank. As a result of a reorganization in 1999, the Bank became a wholly-owned subsidiary of a newly formed holding company, Central Bancorp, Inc.

Central Bancorp's common stock is traded over-the-counter on the NASDAQ Global Market℠. The Company implemented a cash dividend policy in October 1996 and, during the fiscal year ended March 31, 2011, paid quarterly dividends of 5 cents a share.

As a full-service community bank, Central Bank provides a variety of deposits and lending services, including savings and checking accounts for retail and business customers, mortgage loans for constructing, purchasing and refinancing residential and commercial properties, and loans for other consumer and business purposes . Through an arrangement with a third party broker-dealer, the Bank also offers mutual funds and other investment products to its customers.

The Bank operates nine full-service offices in the Massachusetts communities of Somerville, Arlington, Burlington, Chestnut Hill, Malden, Medford, Melrose and Woburn (two branches), a limited service branch at Woburn High School, and a stand alone 24-hour automated teller machine in Somerville.

2 0

Dear Shareholder,

Fiscal 2011 continued to be a year of economic and regulatory turmoil. Financial markets remain volatile with no clear direction for the short term. Interest rates fluctuated widely throughout the year and that uncertainty continues today. Additionally, the passage of Dodd-Frank legislation has added new challenges for all financial institutions. Regulations to implement Dodd-Frank are still being written so we will have to wait until they are finalized before we can gauge the full impact for the Company going forward.

During these uncertain times, we have continued to focus on increasing capital ratios and reducing our concentration of Commercial Real Estate ("CRE") loans. As detailed elsewhere in this annual report, capital ratios continue to improve and are well above stated regulatory minimums to be considered well capitalized. This was done through a combination of asset reductions and a shift in risk categories from higher risk CRE loans to lower risk residential mortgages and agency guaranteed mortgage backed securities as well as additions to capital from earnings. In addition, at March 31, 2011, our CRE concentration ratio was 330%, compared to a ratio of 466% at March 31, 2010, and 600% at March 31, 2009. These substantial improvements reduce the risk profile of the Company.

Although net income declined by $268 thousand, the net interest rate spread and the net interest margin improved from 2.92% and 3.21%, respectively, for the year ended March 31, 2010 to 3.25% and 3.50%, respectively, for the 2011 fiscal year, primarily due to a 63 basis point reduction in the cost of funds, partially offset by a 29 basis point decrease in the average rate earned on interest-earning assets. It is important to note that income before taxes was only $7 thousand less in 2011 than 2010, notwithstanding the major balance sheet adjustments undertaken to enhance capital ratios and reduce CRE, both of which can have a negative impact on the bottom line. In fiscal 2010, we had a one-time tax benefit that significantly reduced our effective tax rate.

Management and the Board of Directors closely monitor and manage our asset quality and we believe that we have adequate reserves at this time related to known and unknown difficulties in our loan portfolio. However, our asset quality is a reflection of our local markets so any change in the local marketplace would have an impact on our asset quality.

For the last two years we have said in this report that there remains much uncertainty in financial markets as well as the economy in our market area, especially related to real estate. We believe that our balance sheet adjustments will reap important benefits going forward. We continue to have a strong franchise and market presence, with many loyal customers and a favorable reputation within the communities we serve in the Boston area. As in the past, our focus moving forward continues to be to ensure that we are well positioned to take advantage of the improving economic climate when it emerges, while we keep an eye out for surprises that may derail or delay the recovery.

The Board of Directors joins me in thanking you for your continuing support during these difficult economic times.

Sincerely,



John D. Doherty
Chairman & Chief Executive Officer





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number **0-25251**

CENTRAL BANCORP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	**04-3447594**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
399 Highland Avenue, Somerville, Massachusetts	**02144**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(617) 628-4000**

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share, and Related Stock Purchase Rights	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ___ NO _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ___ NO _X_

Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES _X_ NO _____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES _____ NO _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ____	Accelerated Filer ____
Non-accelerated Filer ____ (Do not check if a smaller reporting company)	Smaller Reporting Company _X_

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $9.4 million as of September 30, 2010.

At June 17, 2011, the registrant had 1,681,071 shares of its common stock, $1.00 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

CENTRAL BANCORP, INC.

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

	PART I	**Page**
Item 1.	Business	1
Item 1A.	Risk Factors	24
Item 1B.	Unresolved Staff Comments	31
Item 2.	Properties	32
Item 3.	Legal Proceedings	33
Item 4.	[Removed and Reserved]	33
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	33
Item 6.	Selected Financial Data	34
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	36
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	50
Item 8.	Financial Statements and Supplementary Data	51
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	94
Item 9A.	Controls and Procedures	95
Item 9B.	Other Information	95
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	96
Item 11.	Executive Compensation	96
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	96
Item 13.	Certain Relationships and Related Transactions, and Director Independence	97
Item 14.	Principal Accounting Fees and Services	97
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	98

SIGNATURES

PART I

Note Regarding Forward-Looking Statements

This document, as well as other written communications made from time to time by Central Bancorp, Inc. (the "Company") and subsidiaries and oral communications made from time to time by authorized officers of the Company, may contain statements relating to the future results of the Company (including certain projections, such as earnings projections, necessary tax provisions, and business trends) that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Such forward-looking statements may be identified by the use of such words as "intend," "believe," "expect," "should," "planned," "estimated," and "potential." For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. The Company's ability to predict future results is inherently uncertain and the Company cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. These factors include but are not limited to: recent and future bail-out actions by the government; the impact of the Company's participation in the U.S. Department of Treasury's Troubled Asset Relief Program; a further slowdown in the national and Massachusetts economies; a further deterioration in asset values locally and nationwide; the volatility of rate-sensitive deposits; changes in the regulatory environment; increasing competitive pressure in the banking industry; operational risks including data processing system failures or fraud; asset/liability matching risks and liquidity risks; continued access to liquidity sources; changes in our borrowers' performance on loans; changes in critical accounting policies and judgments; changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies; changes in the equity and debt securities markets; governmental action as a result of our inability to comply with regulatory orders and agreements; the effect of additional provision for loan losses; the effect of an impairment charge on our deferred tax asset; fluctuations of our stock price; the success and timing of our business strategies; the impact of reputation risk created by these developments on such matters as business generation and retention, funding and liquidity; the impact of regulatory restrictions on our ability to receive dividends from our subsidiaries; and political developments, wars or other hostilities may disrupt or increase volatility in securities or otherwise affect economic conditions.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Item 1. Business

General

The Company. Central Bancorp, Inc. (the "Company"), a Massachusetts corporation, was organized by Central Co-operative Bank (the "Bank") on September 30, 1998, to acquire all of the capital stock of the Bank as part of its reorganization into the holding company form of ownership, which was completed on January 8, 1999. Upon completion of the holding company reorganization, the Company's common stock, par value $1.00 per share (the "Common Stock"), became registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is a registered bank holding company subject to regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Company has no significant assets or liabilities other than loans to the Central Co-operative Bank Employee Stock Ownership Plan ("ESOP") and subordinated debentures as well as common stock of the Bank and various other liquid assets in which it invests in the ordinary course of business. For that reason, substantially all of the discussion in this Annual Report on Form 10-K relates to the operations of the Bank and its subsidiaries.

The Bank. Central Co-operative Bank was organized as a Massachusetts chartered co-operative bank in 1915 and converted from mutual to stock form of ownership in 1986. The primary business of the Bank is to generate funds in the form of deposits and use the funds to make mortgage loans for the purchase, refinancing, and construction of residential properties and to make loans on commercial real estate in its market area. In addition, the Bank makes a limited amount of consumer loans including secured and unsecured personal loans, and commercial and industrial loans. The Bank sells some of its residential mortgage loan production in the secondary mortgage market. The Bank also maintains an investment portfolio of various types of debt securities, including corporate bonds and mortgage-backed securities, and common and preferred equity securities. The Bank also offers investment services (including annuities) to its customers through a third party broker-dealer.

The Bank is headquartered in Somerville, Massachusetts and its operations are conducted through nine full-service office facilities located in Somerville, Arlington, Burlington, Chestnut Hill, Malden, Medford, Melrose and Woburn, Massachusetts, a limited service high school branch in Woburn, Massachusetts, a stand-alone 24-hour automated teller machine ("ATM") in Somerville, Massachusetts, as well as over the Internet. Each full-service branch office also has a 24-hour ATM. The Bank is a member of the Federal Home Loan Bank ("FHLB") of Boston and its deposits are insured to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). Due to issues associated with the recent economic downturn, FDIC deposit insurance costs have increased considerably. See "*Regulation and Supervision of the Bank – Insurance of Deposit Accounts*" for additional information regarding deposit insurance premiums.

All Massachusetts chartered co-operative banks are required to be members of the Share Insurance Fund. The Share Insurance Fund maintains a deposit insurance fund which insures all deposits in member banks which are not covered by federal insurance. In past years, a premium of 1/24 of 1% of insured deposits had been assessed annually on member banks such as the Bank for this deposit insurance. However, no premium has been assessed in recent years.

The main offices of the Company and Bank are located at 399 Highland Avenue, Somerville, Massachusetts 02144 and their telephone number is (617) 628-4000. The Bank also maintains a website at *www.centralbk.com*. Information on the Bank's website should not be considered a part of this Annual Report on Form 10-K.

The operations of the Bank are generally influenced by overall economic conditions, the related monetary and fiscal policies of the federal government and the regulatory policies of financial institution regulatory authorities, including the Massachusetts Commissioner of Banks (the "Commissioner"), the Federal Reserve Board and the FDIC.

Market Area

All of the Bank's offices are located in the northwestern suburbs of Boston, which are its principal market area for deposits. The majority of the properties securing the Bank's loans are located in Middlesex County, Massachusetts. The Bank's market area consists of established suburban areas and includes portions of the Route 128 high-technology corridor.

Competition

The Bank's competition for savings deposits has historically come from other co-operative banks, savings banks, credit unions, savings and loan associations and commercial banks located in Massachusetts generally, and in the Boston metropolitan area, specifically. With the advent of interstate banking, the Bank also faces competition from out-of-state banking organizations. In the past, during times of high interest rates, the Bank has also experienced additional significant competition for deposits from short-term money market funds and other corporate and government securities. The Bank has faced continuing competition for deposits from other financial intermediaries, including those operating over the Internet.

The Bank competes for deposits principally by offering depositors a wide variety of savings programs, convenient branch locations, 24-hour automated teller machines, Internet banking, preauthorized payment and withdrawal systems, tax-deferred retirement programs and other miscellaneous services such as money orders, travelers' checks and safe deposit boxes. The Bank usually does not rely upon any individual, group or entity for a material portion of its deposits.

The Bank's competition for real estate loans comes principally from mortgage banking companies, co-operative banks and savings banks, credit unions, savings and loan associations, commercial banks, insurance companies and other institutional lenders. The Bank competes for loan originations primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers, real estate brokers and builders. The competition for loans encountered by the Bank, as well as the types of institutions with which the Bank competes, varies from time to time depending upon certain factors, including the general availability of lendable funds and credit, general and local economic conditions, current interest rate levels, volatility in the mortgage markets and other factors which are not readily predictable.

Changes in bank regulation, such as changes in the products and services banks can offer and involvement in non-banking activities by bank holding companies, as well as bank mergers and acquisitions, can affect the Bank's ability to compete successfully. Legislation and regulations have also expanded the activities in which depository institutions may engage. The ability of the Bank to compete successfully will depend upon how successfully it can respond to the evolving competitive, regulatory, technological and demographic developments affecting its operations.

Lending Activities

The Bank's lending focus is concentrated in real estate secured transactions, including residential mortgage and home equity loans, commercial mortgage loans and construction loans. For the year ended March 31, 2011, the Bank originated loans totaling $70.0 million. Of the total loans originated during fiscal 2011, $64.8 million, or 92.6%, were residential mortgage and home equity loans; $4.4 million, or 6.3%, were commercial real estate loans; and $800 thousand, or 1.1%, were commercial and industrial, and other loans. During the years ended March 31, 2011 and 2010, the Bank sold $21.2 million and $38.9 million, respectively, of residential mortgage loan originations. The sale of loans in the secondary market allows the Bank to continue to make loans during periods when savings deposit flows decline or funds are not otherwise available for lending purposes and to manage interest rate risk.

The Bank's loan portfolio decreased by $67.3 million, or 14.6%, to $394.2 million at March 31, 2011 from $461.5 million at March 31, 2010. The decrease was primarily due to decreases in the commercial real estate, construction and land, and residential loan portfolios. During fiscal 2011 and 2010, management de-emphasized higher-risk commercial real estate and construction and land lending in accordance with the Company's business plan. Construction and land loans totaled $456 thousand at March 31, 2011 compared to $2.7 million at March 31 2010. Commercial and industrial loans decreased primarily due to the repayment of such loans. During fiscal 2011 and 2010, management focused on increasing the residential real estate portfolios as these loans generally have less risk compared to commercial and construction lending, however, these balances declined during fiscal 2011 due to higher than anticipated loan payoffs.

Loan Portfolio Composition. The following table summarizes the composition of the Bank's loan portfolio by type of loan and the percentage each type represents of the total loan portfolio at the dates indicated:

	At March 31,									
	2011		2010		2009		2008		2007	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)									
Mortgage loans:										
Residential	$183,157	46.56%	$217,053	47.03%	$183,327	39.80%	$178,727	37.6%	$175,259	38.1%
Commercial	199,074	50.50	227,938	49.39	249,941	54.25	244,496	51.5	235,535	51.1
Construction and Land	456	0.12	2,722	0.59	14,089	3.06	30,950	6.5	35,011	7.6
Home equity	8,426	2.14	8,817	1.91	7,347	1.59	6,559	1.4	6,901	1.5
Total mortgage loans	391,113	99.21	456,530	98.92	454,704	98.70	460,732	97.0	452,706	98.3
Other loans:										
Commercial and industrial	2,212	0.56	4,037	0.88	4,834	1.05	13,173	2.8	6,605	1.4
Consumer	892	0.23	943	0.20	1,132	0.25	1,037	0.2	1,231	0.3
Total other loans	3,104	0.79	4,980	1.08	5,966	1.30	14,210	3.0	7,836	1.7
Total loans	394,217	100.0%	461,510	100.0%	460,670	100.0%	474,942	100.0%	460,542	100.0%
Less:										
Allowance for loan losses	3,892		3,038		3,191		3,613		3,881	
Loans, net	$390,325		$458,472		$457,479		$471,329		$456,661	

Loan Portfolio Sensitivity. The following table sets forth certain maturity information as of March 31, 2011 regarding the dollar amount of commercial and industrial loans as well as construction and land loans in the Bank's portfolio, including scheduled repayments of principal, based on contractual terms to maturity. Demand loans, loans having no schedule of repayments and no stated maturity are reported as due in one year or less.

	Due Within One Year	Due After One Through Five Years	Due After Five Years	Total
	(In Thousands)			
Commercial and industrial loans	$ 1,087	$ 733	$ 392	$ 2,212
Land loans	305	22	129	456
Total	$ 1,392	$ 755	$ 521	$ 2,668

Residential Lending. Residential mortgage loans at March 31, 2011 totaled $183.2 million, or 46.5%, of the total loan portfolio. Fixed-rate residential mortgages totaled $142.6 million, or 77.8%, of the residential loan portfolio and adjustable-rate loans totaled $40.5 million, or 22.2%, of the residential loan portfolio.

In recent years the Bank has sought to increase its origination of residential mortgage loans and to generate additional noninterest income via loan sale gains, management regularly assesses the desirability of holding or selling newly-originated long-term, fixed-rate residential mortgage loans. A number of factors are evaluated to determine whether or not to hold such loans including, current and projected liquidity, current and projected interest rate risk profile, projected growth in other interest-earning assets, *e.g.*, commercial real estate loans, and projected interest rates and economic conditions. During fiscal 2009, the economy experienced a recession that resulted in declines in home values and high unemployment rates. During fiscal 2010, demand strengthened somewhat in the residential real estate market and home prices experienced modest increases. However, during fiscal 2011, residential property values in the Company's primary market area decreased slightly, reversing what appeared to be a turnaround in the housing market.

Also, during fiscal 2011 and 2010, management strategically increased its emphasis on residential lending to reduce credit risk and increase regulatory capital levels. Despite the emphasis on increasing residential lending, the relatively low interest rate environment contributed to faster than expected pay-downs and the Bank's residential loan portfolio decreased by $33.9 million or 15.6% during fiscal 2011 as compared to fiscal 2010.

The Bank's adjustable-rate residential mortgage loans have a maximum term of 30 years, and allow for periodic interest rate adjustments. The Bank prices the initial rate competitively, but generally avoids initial deep discounts from contracted indices and margins. The Bank has adopted the U.S. Treasury Securities Index, adjusted to a constant maturity of one to three years, as its primary index. The margin at which adjustable-rate loans is generally set is 2.875 percentage points over the stated index. Interest rate adjustments on adjustable mortgage loans are capped at two percentage points per adjustment and six percentage points over the life of the loan.

Residential loans may be granted as construction loans or permanent loans on residential properties. Construction loans on owner-occupied residential properties may convert to residential loans at fixed or adjustable rates upon completion of construction. Loans secured by one- to four-family residential properties are typically written in amounts up to 80% of the appraised value of the residential property. The Bank generally requires private mortgage insurance for loans in excess of 80% of appraised value. The maximum loan-to-value ratio on owner occupied residential properties is 95%. The maximum loan-to-value ratio on non-owner-occupied residential properties is 80%.

Commercial Real Estate and Construction Lending. The Bank originates permanent commercial mortgages and construction loans on commercial and residential real estate projects. Commercial real estate loans are typically secured by income-producing properties such as apartment buildings, office buildings, industrial buildings and various retail properties and are written with either fixed or adjustable interest rates. Commercial real estate loans with fixed interest rates have terms generally ranging from one to five years while the interest rate on adjustable rate loans is generally set to the five-year FHLB classic advance rate plus a margin of 175 to 300 basis points. As of March 31, 2011, the Bank's commercial mortgage portfolio totaled $199.1 million and constituted 50.5% of the total loan portfolio, compared to a balance of $227.9 million, or 49.4%, of total loans at March 31, 2010. The decline in the commercial mortgage loan portfolio during fiscal 2011, which totaled $28.9 million, or 12.7%, is attributable to management's decreased emphasis on this type of lending in the current economic environment.

Commercial real estate loans are generally made for up to 75% of the appraised value of the property. Commercial real estate loans currently offered by the Bank can have amortization periods of up to 20 to 25 years. Title insurance, fire, casualty insurance and flood insurance are required in amounts sufficient to protect the Bank's interest, where applicable. In some cases, commercial real estate loans are granted in participation with other lenders.

The Bank's land loans totaled $456 thousand, or 0.12%, of the Bank's loan portfolio at March 31, 2011, compared to a construction and land loan balance of $2.7 million or 0.6% of total loans at March 31, 2010. The decline in these loans is attributable to management's decreased emphasis on this type of lending in the current economic environment. Construction loans are generally short-term in nature and have maturities of up to two years. The Bank grants loans to construct residential dwellings and commercial real estate projects. The Bank also originates loans for the construction of single-family homes for resale by professional builders. Construction loans are made for up to 75% of the projected value of the completed property, based on independent appraisals. Funds are disbursed based on a schedule of completed work presented to the Bank and confirmed by physical inspection of the property by a construction consultant and after receipt of title updates.

Home Equity Lines of Credit. The Bank offers home equity lines of credit that are secured by the borrower's equity in his or her primary residence and may take the form of a first or second mortgage. Equity loans are made in amounts up to 80% of the appraised value less any first mortgage. Payment of interest is required monthly and the rate is adjusted monthly based on changes in the prime rate, as quoted in the *Wall Street Journal*. Loans are not contingent upon proceeds being used for home improvement. Generally, the loan term is 20 years with interest only due during the first 10 years, and then principal and interest due for the remaining 10 years. The Bank's home equity loans outstanding totaled $8.4 million, or 2.1% of total loans at March 31, 2011.

Commercial and Industrial, Consumer and Other Loans. The Bank's commercial and industrial, consumer, and other loans totaled $2.2 million, or 0.56% of the total loan portfolio on March 31, 2011. The commercial and industrial portfolio consists primarily of time, demand and line-of-credit loans to a variety of local small businesses that are generally made on a secured basis. The decrease in commercial and industrial loans in fiscal 2011 was primarily attributable to the repayment of loans. The Bank engages in consumer lending primarily as an accommodation to existing customers.

Risks of Residential and Commercial Real Estate, Construction and Land, and Commercial and Industrial Lending. Declining home values and default risk are the primary risks associated with residential lending. However, commercial real estate, construction and land, and commercial and industrial lending entail significant additional risks compared to residential mortgage lending. The repayment of loans secured by income-producing properties is typically dependent on the successful operation of the properties and thus may be subject to a greater extent to adverse conditions in the local real estate market or in the economy generally. Construction loans involve a higher degree of risk of loss than long-term financing on improved occupied real estate because of the uncertainties inherent in estimating construction costs, delays arising from labor problems, material shortages, and other unpredictable contingencies. Commercial and industrial loans are generally not secured by real estate and may involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the business involved, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. For more information see *"Nonperforming Assets"* below.

Origination Fees and Other Fees. The Bank currently collects origination fees on some of the real estate and commercial loan products it offers. Fees to cover the cost of appraisals, credit reports and other direct costs are also collected. Loan origination fees collected vary in proportion to the level of lending activity, as well as competitive and economic conditions.

The Bank imposes late charges on all loan products it offers with the exception of equity lines of credit and loans secured by deposits. The Bank also collects prepayment premiums and partial release fees on commercial real estate and construction loans where such items are negotiated as part of the loan agreement.

Loan Solicitation and Processing. Loan originations come from a number of sources and are attributable to walk-in customers, existing customers, real estate brokers and builders, as well as the purchase of residential and commercial loans from other financial institutions. The Bank also utilizes in-house originators in the origination of residential real estate loans. Commercial real estate loans are originated by the Bank's team of commercial loan officers. Consumer loans result from both walk-in and existing customers.

Each loan originated by the Bank is underwritten by lending personnel of the Bank or, in the case of certain residential mortgage loans to be sold, qualified independent contract underwriters. Individual lending officers, a committee of loan officers and the Bank's Security Committee have the authority to approve loans up to various limits. Bank-approved independent certified and licensed appraisers are used to appraise the property intended to secure real estate loans. The Bank's underwriting criteria are designed to minimize the risks of each loan. There are detailed guidelines concerning the types of loans that may be made, the nature of the collateral, the information that must be obtained concerning the loan applicant and follow-up inspections of collateral after the loan is made.

Nonperforming Assets. The Bank notifies a borrower of a delinquency when any payment becomes 15 days past due. Repeated contacts are made if the loan remains delinquent for 30 days or more. The Bank will consider working out a payment schedule with a borrower to clear a delinquency, if necessary. If, however, a borrower is unwilling or unable to resolve such a default after 90 days, the Bank will generally proceed to foreclose and liquidate the property to satisfy the debt.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans and amortization of net deferred loan fees or costs are discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal; or when a loan becomes contractually past due 90 days with respect to interest or principal. The accrual on some loans, however, may continue even though they are more than 90 days past due if management deems it appropriate, provided that the loans are well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectable as to both principal and interest. For some nonaccrual loans that are generally well-secured, cash interest payments that are received are treated as interest income on a cash basis as long as the remaining recorded investment is determined by management to be fully collectible.

The Bank has instituted additional procedures to closely monitor loans and bring potential problems to management's attention early in the collection process. The Bank prepares a monthly watch list of potential problem loans including currently performing loans, and the Bank's Senior Loan Officer reviews delinquencies with the Security Committee of the Board of Directors at least monthly. Due to the high priority given to monitoring asset quality, senior management is involved in the early detection and resolution of problem loans. Additionally, the Bank has a workout committee comprised of the Bank's Senior Loan Officer and other lending and Bank personnel that meets regularly to discuss the ongoing resolution of any loans identified for special review.

The following table sets forth information with respect to the Bank's nonperforming assets at the dates indicated:

	At March 31,				
	2011	2010	2009	2008	2007
	(Dollars in Thousands)				
Loans accounted for on a nonaccrual basis:					
Nonperforming loans	$ 8,578	$ 5,575	$4,617	$9,606	$330
Restructured loans	1,003	671	150	--	--
Real estate acquired by foreclosure or deed in lieu of foreclosure	132	60	2,986	--	--
Total nonperforming assets	$ 9,713	$ 6,306	$7,753	$9,606	$330
Impaired loans, accruing	$ 7,171	$10,597	$ --	$ 136	$ --
Nonperforming loans to total loans	2.49%	1.35%	1.03%	2.02%	0.07%
Nonperforming assets to total assets	1.99%	1.16%	1.35%	1.68%	0.06%

The Company's nonperforming assets at March 31, 2011 exceeded the balances at March 31, 2010 and March 31, 2009. At March 31, 2008, loans to two customers totaled $8.3 million, or 86.3% of total nonperforming assets. One relationship was comprised of residential construction loans to construct two homes, and the other relationship was a commercial real estate loan secured by a property containing residential and commercial condominiums. During fiscal 2009, the two residential properties were acquired through a deed in lieu of foreclosure, and these two properties represented the majority of the balance of other real estate owned (OREO) at March 31, 2009.

Nonperforming assets decreased from $7.8 million at March 31, 2009 to $6.3 million at March 31, 2010 primarily due to the sale in fiscal 2010 of the two OREO properties acquired during fiscal 2009. Partially offsetting the decrease in OREO were increases in nonperforming and restructured loans which represented eleven customer relationships totaling $6.2 million at March 31, 2010 compared to seven customer relationships totaling $4.8 million at March 31, 2009.

If the interest on nonaccrual loans had been recognized in accordance with original interest rates, interest income would have increased by $208 thousand for fiscal year 2011 and $94 thousand for fiscal 2010.

Impaired loans which were accruing interest at March 31, 2010 totaled $10.6 million, comprised of 16 commercial loans to seven borrowers which totaled $9.7 million, and four residential loans to four borrowers which totaled $898 thousand. Two customer relationships which totaled $7.0 million comprised most of the impaired but accruing commercial real estate loans at March 31, 2010. One relationship which totaled $4.6 million was a troubled debt restructuring (TDR), and for which this customer's loans were accruing interest prior to the restructuring. Management's conclusion that it was appropriate for this relationship to continue to accrue interest subsequent to the restructuring was based on the customer's satisfactory repayment performance prior to the restructuring and management's analysis which determined that the remaining contractual principal and interest are expected to be collected. The other impaired but accruing commercial real estate loan relationship at March 31, 2010 was comprised of five loans which totaled $2.4 million. As of March 31, 2011, this customer has paid-in-full four of the five loans. The remaining loan which totaled $764 thousand was placed on nonaccrual status during fiscal 2011, however, management expects to collect the outstanding principal balance.

At March 31, 2011, impaired accruing loans totaled $7.2 million and were primarily comprised of the aforementioned $4.6 million commercial real estate relationship which was restructured in fiscal 2010 and totaled $4.5 million at March 31, 2011, and a $1.4 million commercial real estate loan added during fiscal 2011. The $4.5 million commercial real estate relationship's TDR was renewed during fiscal 2011 as the customer exercised a six month interest only option. The $1.4 million relationship added during fiscal 2011 was experiencing temporary cash flow difficulties and the restructuring included the advancement of funds to pay past due real estate taxes and six months of interest only payments. Nonperforming assets increased by $3.4 million, from $6.3 million at March 31, 2010 to $9.7 million at March 31, 2011 primarily due to the addition of three commercial real estate customer relationships which totaled $2.3 million and six residential customer relationships which totaled $1.5 million, partially offset by the removal of three loans totaling $400 thousand. At March 31, 2011, TDRs which were accruing interest totaled $7.2 million compared to $5.7 million at March 31, 2010. While bankruptcy filings have extended the time required to resolve some situations involving nonperforming assets, management continues to work with borrowers and bankruptcy trustees to resolve these situations as soon as possible. Management believes there are adequate reserves and collateral securing these loans to cover losses that may result from nonperforming loans. At March 31, 2011, there were no loans that are not listed on the table above where known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of such borrowers to comply with present loan repayment terms. For more information regarding non-performing loans, see *"Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Provision for Loan Losses."*

Allowance for Loan Losses. The Company provides for loan losses in order to maintain the allowance for loan losses at a level that management estimates is adequate to absorb probable losses based on an evaluation of known and inherent risks in the portfolio. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of underlying collateral, financial condition of the borrower, prevailing economic conditions, the nature and volume of the loan portfolio and the levels of non performing and other classified loans. The amount of the allowance is based on estimates and ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and provides for loan losses monthly when appropriate to maintain the adequacy of the allowance. The Company uses a process of portfolio segmentation to calculate the appropriate reserve level at the end of each quarter. Management analyzes required reserve allocations for loans considered impaired under Accounting Standards Codification ("ASC") 310 *Receivables* ("ASC 310") and the allocation percentages used when calculating potential losses under ASC 450 *Contingencies* ("ASC 450"). Although management uses available information to establish the appropriate level of the allowance for loan losses, future additions or reductions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in loan composition or volume, changes in economic market area conditions or other factors. As a result, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect the Company's operating results. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination. During fiscal year ended March 31, 2011, a $1.1 million provision was recorded based upon management's quarterly evaluations of the loan portfolio. Certain loan loss factor ratios were increased during fiscal 2011 due to the continued recessionary economic conditions. Management currently believes that there are adequate reserves and collateral securing non-performing loans to cover losses that may result from these loans at March 31, 2011. See Note 1 to the Consolidated Financial Statements for a detailed description of management's estimation process and methodology related to the allowance for loan losses.

The following table presents activity in the allowance for loan losses during the years indicated:

	At or For the Years Ended March 31,				
	2011	2010	2009	2008	2007
	(Dollars in Thousands)				
Balance at beginning of year	$ 3,038	$ 3,191	$ 3,613	$3,881	$3,788
Provision (reduction of provision)	1,100	600	2,125	(70)	80
Charge-offs:					
Construction	--	--	(2,201)	--	--
Residential mortgage	(69)	(250)	(144)	--	--
Commercial mortgage	(171)	(469)	(178)	(173)	--
Other loans	(10)	(54)	(36)	(76)	(48)
Total charge-offs	(250)	(773)	(2,559)	(249)	(48)
Recoveries:					
Residential mortgage	--	--	3	--	--
Commercial mortgage	--	--	--	37	43
Other loans	4	20	9	14	18
Total recoveries	4	20	12	51	61
Net (charge-offs) recoveries	(246)	(753)	(2,547)	(198)	13
Balance at end of year	$ 3,892	$ 3,038	$ 3,191	$3,613	$3,881
Average loans outstanding during the year*	$424,993	$461,592	$464,288	$462,164	$433,935
Ratio of net charge-offs to average loans	0.06%	0.16 %	0.55%	0.04%	n/a
Total loans outstanding at end of year	$394,217	$461,510	$460,670	$474,942	$460,542
Ratio of allowance for loan losses to loans at end of year	0.99%	0.66%	0.69%	0.76%	0.84%

n/a means either not applicable or not meaningful
* Does not include loans held for sale

The allowance for loan losses is available for offsetting credit losses in connection with any loan, but is internally allocated among loan categories as part of the process for evaluating the adequacy of the allowance for loan losses. The following table presents the allocation of the Bank's allowance for loan losses, by type of loan, at the dates indicated:

	At March 31,									
	2011		2010		2009		2008		2007	
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	(Dollars in Thousands)									
Mortgage loans:										
Residential	$ 771	46.56%	$ 721	47.03%	$ 655	39.80%	$ 520	37.60%	$ 456	38.10%
Commercial	2,669	50.50	2,023	49.39	1,941	54.25	1,616	51.50	2,642	51.10
Construction and land loans	14	0.12	14	0.59	406	3.06	1,246	6.50	587	7.60
Home equity	129	2.14	133	1.91	114	1.59	86	1.40	84	1.50
Total mortgage loans	3,583	99.21	2,891	98.92	3,116	98.70	3,468	97.00	3,769	98.30
Other loans	309	0.79	147	1.08	75	1.30	145	3.00	112	1.70
Total	$3,892	100.00%	$3,038	100.00%	$3,191	100.00%	$3,613	100.00%	$3,881	100.00%

Investment Activities

The primary objectives of the investment portfolio are to achieve a competitive rate of return over a reasonable period of time and to provide liquidity. As a Massachusetts chartered bank, the Bank is authorized to invest in various obligations of federal and state governmental agencies, corporate bonds and other obligations and, within certain limits, common and preferred stocks. The Bank's investment policy requires that corporate debt securities be rated as "investment grade" at the time of purchase. A security that is downgraded below investment grade will require additional analysis relative to perceived credit quality, market price, and overall impact on capital/earnings before a decision is made as to hold or sell. For all sub-investment grade corporate holdings, additional analysis of creditworthiness is required. The Bank's investment in common and preferred stock is generally limited to large, well-known corporations whose shares are actively traded. The size of the Bank's holdings in an individual company's stock is also limited by policy. A portion of the Bank's investment portfolio consists of mortgage-backed securities which represent interests in pools of residential mortgages. Such securities include securities issued and guaranteed by the Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and the Government National Mortgage Association ("GNMA") as well as collateralized mortgage obligations ("CMOs") issued primarily by FNMA and FHLMC.

Investments are classified as "held to maturity," "available for sale," or "trading." Investments classified as trading securities are reported at fair value with unrealized gains and losses included in earnings. Investments classified as available for sale are reported at fair value, with unrealized gains and losses, net of taxes, reported as a separate component of stockholders' equity. Securities held to maturity are carried at amortized cost. At March 31, 2011, all of the Bank's marketable investments were classified as available for sale.

As previously reported, the Company's investments in the perpetual preferred stock of the FNMA and FHLMC were significantly impacted by the September 2008 conservatorship of FNMA and FHLMC, giving control of their management to the Federal Housing Finance Agency and prohibiting FNMA and FHLMC from paying dividends on their existing common and preferred stock. This event resulted in a $9.4 million impairment of the value of the Company's investment in these entities during the quarter ended September 30, 2008. These impairment changes were partially offset by a tax benefit of approximately $3.5 million due to the October 2008 enactment of the Emergency Economic Stabilization Act of 2008, which permitted the Company to treat losses incurred on the FNMA and FHLMC preferred stock as ordinary losses for federal income tax purposes.

The following table sets forth a summary of the Bank's investment securities, as well as the percentage such investments comprise of the Bank's total assets, at the dates indicated:

	At March 31, 2011	2010	2009
	(Dollars in Thousands)		
U.S. Government and agency obligations	$ --	$ --	$ 1,503
Corporate bonds	--	1,752	701
Government agency and government sponsored enterprise mortgage-backed securities	18,823	24,993	28,353
Single issuer trust preferred securities issued by financial institutions	1,049	1,045	750
Total debt securities	19,872	27,790	31,307
Perpetual preferred stock issued by financial institutions	3,185	3,255	1,650
Common stock	2,128	3,323	2,258
Total investment securities	$25,185	$34,368	$35,215
Percentage of total assets	5.16%	6.35%	6.12%

There were no investment holdings, other than those of the U.S. government and its agencies, for which the Company's aggregate holding of one issuer exceeded 10% of stockholders' equity as of March 31, 2011.

The following table sets forth the scheduled maturities, amortized cost, fair values and average yields for the Bank's debt securities at March 31, 2011:

	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Portfolio		
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Cost	Amortized Cost	Average Yield	Amortized Cost	Fair Value	Average Yield
	(Dollars in Thousands)										
Government agency and government sponsored enterprise mortgage-backed securities	$ --	--%	$2,970	4.18%	$ 11	4.75%	$15,148	4.71%	$18,129	$ 18,823	4.62%
Single issuer trust preferred securities issued by financial institutions	--	--	--	--	--	--	1,002	7.78	1,002	1,049	7.78
Total	$ --		$2,970		$ 11		$16,150		$19,131	$ 19,872	

Deposits, Borrowed Funds, and Other Sources of Funds

General. Savings accounts and other types of deposits have traditionally been an important source of the Bank's funds for use in lending and for other general business purposes. In addition to deposits, the Bank derives funds from loan repayments, loan sales, borrowings and from other operations. The availability of funds is influenced by the general level of interest rates and other market conditions. Scheduled loan repayments are a relatively stable source of funds while deposit inflows and outflows vary widely and are influenced by prevailing interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in deposits or deposit inflows at less than projected levels and may be used on a longer term basis to support expanded lending activities. During fiscal 2003, the Bank entered into a retail CD brokerage agreement with a major brokerage firm. Since entering into the agreement, the Bank has not obtained brokered deposits but rather maintains the relationship as a potential secondary source of liquidity.

Deposits. Consumer, business and municipal deposits are attracted principally from within the Bank's market area through the offering of a broad selection of deposit instruments including demand deposit accounts, NOW accounts, money market deposit accounts, regular savings accounts, term deposit accounts and retirement savings plans. The Bank has historically not actively solicited or advertised for deposits outside of its market area or solicited brokered deposits. The Bank attracts deposits through its branch office network, automated teller machines, the Internet and by paying rates competitive with other financial institutions in its market area. From time to time, the Bank bids on short-term certificates of deposit from the Commonwealth of Massachusetts, which periodically awards deposits to financial institution bidders throughout Massachusetts.

Deposit Accounts. The following table shows the distribution of the average balance of the Bank's deposit accounts at the dates indicated and the weighted average rate paid for each category of account for the years indicated:

	Years Ended March 31,								
	2011			2010			2009		
	Average Balance	Average % of Deposits	Rate Paid	Average Balance	Average % of Deposits	Rate Paid	Average Balance	Average % of Deposits	Rate Paid
	(Dollars in Thousands)								
Demand deposit accounts	$ 42,534	12.84%	--%	$ 42,247	12.04%	--%	$ 38,807	10.92%	--%
NOW accounts	28,697	8.66	0.27	27,856	7.93	0.29	26,029	7.32	0.37
Passbook and other savings accounts	54,584	16.48	0.23	51,577	14.69	0.45	50,240	14.13	0.51
Money market deposit accounts	79,089	23.88	0.69	79,583	22.67	1.32	67,111	18.88	2.30
Term deposit certificates	126,326	38.14	1.31	149,814	42.67	2.08	173,303	48.75	2.95
Total deposits	$331,230	100.00%	0.83%	$351,077	100.00%	1.45%	$355,490	100.00%	1.97%

Time Deposits in Excess of $100,000. The following table indicates the amount of the Bank's time deposits of $100,000 or more by time remaining until maturity as of March 31, 2011 (In Thousands):

Maturity Period:	
Three months or less	$ 13,522
Three through six months	8,107
Six through twelve months	11,366
Over twelve months	7,848
Total	$ 40,843

Borrowings. From time to time, the Bank borrows funds from the FHLB of Boston. All advances from the FHLB of Boston are secured by a blanket lien on residential first mortgage loans, certain investment securities and commercial real estate loans, and all of the Bank's stock in the FHLB of Boston. At March 31, 2011, the Bank had advances outstanding from the FHLB of Boston of $117.4 million and unused borrowing capacity, based on available collateral, of approximately $53.6 million. Proceeds from these advances were primarily used to fund the Bank's loan growth. Additional sources of borrowed funds include The Co-operative Central Bank Reserve Fund, the Federal Reserve Bank, and a line of credit with a correspondent bank.

The following table sets forth certain information regarding borrowings from the FHLB of Boston, including short-term FHLB of Boston borrowings under a line of credit, at the dates and for the periods indicated:

	At or for the Years Ended March 31,		
	2011	2010	2009
	(Dollars in Thousands)		
Amounts outstanding at end of period	$117,351	$143,469	$144,583
Weighted average rate at end of period	3.68%	3.98%	4.52%
Maximum amount of borrowings outstanding at any month end	$139,460	$161,509	$156,682
Approximate average amounts outstanding at any month end	$129,505	$146,210	$147,117
Approximate weighted average rate during the year	3.83%	4.43%	4.59%

Troubled Asset Relief Program Capital Purchase Program. On December 5, 2008, the Company sold $10.0 million in Series A preferred stock (the "Series A Preferred Stock") to the U.S. Department of Treasury ("U.S. Treasury") as a participant in the federal government's Troubled Asset Relief Program ("TARP") Capital Purchase Program. This represented approximately 2.6% of the Company's risk-weighted assets as of September 30, 2008. The TARP Capital Purchase Program is a voluntary program for healthy U.S. financial institutions designed to encourage these institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the weakened U.S. economy. Participation in this program provided an additional source of funds during the fiscal year ended March 31, 2009.

Subsidiaries

In September 2004, the Company established Central Bancorp Capital Trust I (the "Trust"), a Delaware statutory trust. The Trust issued and sold $5.1 million of trust preferred securities in a private placement and issued $158,000 of trust common securities to the Company. The Trust used the proceeds of these issuances to purchase $5.3 million of the Company's floating rate junior subordinated debentures due September 16, 2034 (the "Trust I Debentures"). The interest rates on the Trust I Debentures and trust preferred securities are variable and adjustable quarterly at 2.44% over the three month LIBOR. At March 31, 2011, the interest rate was 2.75%.

On January 31, 2007, the Company completed a trust preferred securities financing in the amount of $5.9 million. In the transaction, the Company formed a Connecticut statutory trust, known as Central Bancorp Statutory Trust II ("Trust II"). Trust II issued and sold $5.9 million of trust preferred securities in a private placement and issued $183,000 of trust common securities to the Company. Trust II used the proceeds of these issuances to purchase $6.1 million of the Company's floating rate junior subordinated debentures due March 15, 2037 (the "Trust II Debentures"). From January 31, 2007 until March 15, 2017 (the "Fixed Rate Period"), the interest rate on the Trust II Debentures and the trust preferred securities is fixed at 7.015% per annum. Upon the expiration of the Fixed Rate Period, the interest rate on the Trust II Debentures and the trust preferred securities will be at a variable per annum rate, reset quarterly, equal to three month LIBOR plus 1.65%. The Trust II Debentures are the sole assets of Trust II. The Trust II Debentures and the trust preferred securities each have 30-year lives. The trust preferred securities and the Trust II Debentures will each be callable by the Company or Trust II, at their respective option, after ten years, and sooner in certain specific events, including in the event that the securities are not eligible for treatment as Tier 1 capital, subject to prior approval by the Federal Reserve Board, if then required. Interest on the trust preferred securities and the Trust II Debentures may be deferred at any time or from time to time for a period not exceeding 20 consecutive quarterly payments (five years), provided there is no event of default.

The Trust I Debentures and the Trust II Debentures are the sole assets of Trust I and Trust II, respectively, and are subordinate to all of the Company's existing and future obligations for borrowed money.

The trust preferred securities generally rank equal to the trust common securities in priority of payment, but will rank prior to the trust common securities if and so long as the Company fails to make principal or interest payments on the Trust I Debentures and the Trust II Debentures. Concurrently with the issuance of the Trust I and Trust II Debentures and the trust preferred securities, the Company issued guarantees related to each trust's securities for the benefit of the holders of Trust I and Trust II.

In April 1998 and July 2003, the Bank established Central Securities Corporation and Central Securities Corporation II, respectively, Massachusetts corporations, as wholly-owned subsidiaries of the Bank for the purpose of engaging exclusively in buying, selling and holding, on their own behalf, securities that may be held directly by the Bank. From time to time these subsidiaries hold securities such as government agency obligations, corporate bonds, mortgage-backed securities, preferred stocks, and trust preferred securities, and qualify under Section 38B of Chapter 63 of the Massachusetts General Laws as Massachusetts securities corporations.

During January 2009, the Bank established a wholly-owned subsidiary, Metro Real Estate Holdings, LLC. The subsidiary was formed to, among other things, hold, maintain, and dispose of certain foreclosed properties acquired from the Bank.

REGULATION AND SUPERVISION

Regulation and Supervision of the Company

The Bank is a Massachusetts-chartered co-operative bank and is the wholly-owned subsidiary of the Company, a Massachusetts corporation and registered bank holding company. The Bank's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation and by the Share Insurance Fund of Massachusetts for amounts in excess of the FDIC insurance limits. The Bank is subject to extensive regulation by the Massachusetts Commissioner of Banks, as its chartering agency, and by the FDIC, as its primary federal regulator and deposit insurer. The Bank is required to file reports with, and is periodically examined by, the FDIC and the Massachusetts Commissioner of Banks concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. As a registered bank holding company, the Company is regulated by the Federal Reserve Board. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and the deposit insurance funds, rather than for the protection of stockholders and creditors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the establishment of deposit insurance assessment fees, the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Massachusetts legislature, the Massachusetts Commissioner of Banks, the FDIC, the Federal Reserve Board or Congress, could have a material adverse impact on the financial condition and results of operations of the Company and the Bank.

Set forth below is a brief description of certain regulatory requirements applicable to the Company and the Bank. The description below is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on the Company and the Bank.

Recent Regulatory Reform

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, will significantly change the current bank regulatory structure and affect the lending, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act will eliminate the Office of Thrift Supervision and require that federal savings associations be regulated by the Office of the Comptroller of the Currency (the primary federal regulator for national banks). The Dodd-Frank Act also authorizes the Federal Reserve Board to supervise and regulate all savings and loan holding companies.

The Dodd-Frank Act requires the Federal Reserve Board to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository institutions, and the components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. In addition, the proceeds of trust preferred securities are excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by bank or savings and loan holding companies with less than $15 billion of assets. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months. These new leverage and capital requirements must take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act also creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10.0 billion in assets. Banks and savings institutions with $10.0 billion or less in assets will be examined by their applicable bank regulators. The new legislation also weakens the federal preemption available for national banks and federal savings associations, and gives the state attorneys general the ability to enforce applicable federal consumer protection laws.

General. The Company is a bank holding company subject to regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHCA"). As a result, the activities of the Company are subject to certain limitations, which are described below. In addition, as a bank holding company, the Company is required to file annual and quarterly reports with the Federal Reserve Board and to furnish such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Company is also subject to regular examination by and the enforcement authority of the Federal Reserve Board.

Activities. With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking. The activities of the Company are subject to these legal and regulatory limitations under the BHCA and the related Federal Reserve Board regulations. Notwithstanding the Federal Reserve Board's prior approval of specific nonbanking activities, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

Effective with the enactment of the Gramm-Leach-Bliley Act (the "G-L-B Act") on November 12, 1999, bank holding companies whose financial institution subsidiaries are well capitalized and well managed and have satisfactory Community Reinvestment Act ("CRA") records can elect to become "financial holding companies" which are permitted to engage in a broader range of financial activities than are permitted to bank holding companies, including investment banking and insurance companies. Financial holding companies are authorized to engage in, directly or indirectly, financial activities. A financial activity is an activity that is: (i) financial in nature; (ii) incidental to an activity that is financial in nature; or (iii) complementary to a financial activity and that does not pose a safety and soundness risk. The G-L-B Act includes a list of activities that are deemed to be financial in nature. Other activities also may be decided by the Federal Reserve Board to be financial in nature or incidental thereto if they meet specified criteria. A financial holding company that intends to engage in a new activity or to acquire a company to engage in such an activity is required to give prior notice to the Federal Reserve Board. If the activity is not either specified in the G-L-B Act as being a financial activity or one that the Federal Reserve Board has determined by rule or regulation to be financial in nature, the prior approval of the Federal Reserve Board is required.

Acquisitions. Under the BHCA, a bank holding company must obtain the prior approval of the Federal Reserve Board before (1) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Satisfactory financial condition, particularly with regard to capital adequacy, and satisfactory CRA ratings generally are prerequisites to obtaining federal regulatory approval to make acquisitions.

Under the BHCA, any company must obtain approval of the Federal Reserve Board prior to acquiring control of the Company or the Bank. For purposes of the BHCA, "control" is defined as ownership of more than 25% of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the Company. In addition, the Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person or persons acting in concert (except for companies required to make application under the BHCA) to file a written notice with the Federal Reserve Board before such person or persons may acquire control of the Company. The Change in Bank Control Act defines "control" as the power, directly or indirectly, to vote 25% or more of any voting securities or to direct the management or policies of a bank holding company or an insured bank. There is a presumption of "control" where the acquiring person will own, control or hold with power to vote 10% or more of any class of voting security of a bank holding company or insured bank if, like the Company, the company involved has registered securities under Section 12 of the Securities Exchange Act of 1934.

Under Massachusetts banking law, prior approval of the Massachusetts Division of Banks is also required before any person may acquire control of a Massachusetts bank or bank holding company. Massachusetts law generally prohibits a bank holding company from acquiring control of an additional bank if the bank to be acquired has been in existence for less than three years or, if after such acquisition, the bank holding company would control more than 30% of the FDIC-insured deposits in the Commonwealth of Massachusetts.

Capital Requirements. The Federal Reserve Board has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See *"Regulation and Supervision of the Bank—Capital Requirements."*

Dividends. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions are believed to constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations adopted by the Federal Reserve Board pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized" or worse." See *"Regulation and Supervision of the Bank—Prompt Corrective Regulatory Action."*

In addition, under the terms of the TARP Capital Purchase program, prior to the earlier of (1) December 5, 2011, or (ii) the date on which all of the Company's preferred shares held by the U.S. Department of Treasury have been redeemed in full, the Company cannot increase its quarterly cash dividend above $0.18 per common share.

Stock Repurchases. Bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are "well-capitalized," received one of the two highest examination ratings at their last examination and are not the subject of any unresolved supervisory issues.

The Sarbanes-Oxley Act of 2002 implemented legislative reforms intended to address corporate and accounting fraud. The Sarbanes-Oxley Act restricts the scope of services that may be provided by accounting firms to their public company audit clients and any non-audit services being provided to a public company audit client will require pre-approval by the company's audit committee. In addition, the Sarbanes-Oxley Act requires chief executive officers and chief financial officers, or their equivalents, to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission, subject to civil and criminal penalties if they knowingly or willingly violate this certification requirement.

Under the Sarbanes-Oxley Act, bonuses issued to top executives before restatement of a company's financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from insider trading during retirement plan "blackout" periods and loans to company executives (other than loans by financial institutions permitted by federal rules and regulations) are restricted. The legislation accelerates the time frame for disclosures by public companies of changes in ownership in a company's securities by directors and executive officers.

The Sarbanes-Oxley Act also increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with the company's "registered public accounting firm." Among other requirements, companies must disclose whether at least one member of the audit committee is a "financial expert" (as such term is defined by the Securities and Exchange Commission) and if not, why not. Although the Company has incurred additional expense in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, management does not believe that such compliance has had a material impact on the Company's results of operations or financial condition.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to report on our assessment of the effectiveness of our internal controls over financial reporting during the fiscal year ending March 31, 2011 in this annual report on Form 10-K. We have performed reviews regarding our internal controls over financial reporting during the fiscal year ended March 31, 2011, and we believe that such internal controls are adequate. The Company is currently considered a smaller reporting company with the SEC and is not required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 requirements regarding external auditor attestation of internal controls over financial reporting.

Regulation and Supervision of the Bank

General. The Bank is subject to extensive regulation by the Massachusetts Commissioner of Banks ("Commissioner") and the FDIC. The lending activities and other investments of the Bank must comply with various regulatory requirements. The Commissioner and FDIC periodically examine the Bank for compliance with these requirements. The Bank must file reports with the Commissioner and the FDIC describing its activities and financial condition. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors.

Massachusetts State Law. As a Massachusetts-chartered co-operative bank, the Bank is subject to the applicable provisions of Massachusetts law and the regulations of the Commissioner. The Bank derives its lending and investment powers from these laws, and is subject to periodic examination and reporting requirements by and of the Commissioner. Certain powers granted under Massachusetts law may be constrained by federal regulation. In addition, the Bank is required to make periodic reports to the Co-operative Central Bank. The approval of the Commissioner is required prior to any merger or consolidation, or the establishment or relocation of any branch office. Massachusetts co-operative banks are subject to the enforcement authority of the Commissioner who may suspend or remove directors or officers, issue cease and desist orders and appoint conservators or receivers in appropriate circumstances. Co-operative banks are required to pay fees and assessments to the Commissioner to fund that office's operations. The cost of state examination fees and assessments for the fiscal year ended March 31, 2011 totaled $50 thousand.

Capital Requirements. Under FDIC regulations, state-chartered banks that are not members of the Federal Reserve System are required to maintain a minimum leverage capital requirement consisting of a ratio of Tier 1 capital to total assets of 3% if the FDIC determines that the institution is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System (the CAMELS rating system) established by the Federal Financial Institutions Examination Council. For all but the most highly-rated institutions meeting the conditions set forth above, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than certain mortgage and non-mortgage servicing assets and purchased credit card relationships) minus identified losses, disallowed deferred tax assets, investments in financial subsidiaries and certain non-financial equity investments.

In addition to the leverage ratio (the ratio of Tier 1 capital to total assets), state-chartered nonmember banks must maintain a minimum ratio of qualifying total capital to risk-weighted assets of at least 8%, of which at least half must be Tier 1 capital. Qualifying total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items. Tier 2 capital items include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and preferred stock with a maturity of over 20 years, term subordinated debt, certain other capital instruments, and up to 45% of pre-tax net unrealized holding gains on equity securities. The includable amount of Tier 2 capital cannot exceed the institution's Tier 1 capital. Qualifying total capital is further reduced by the amount of the bank's investments in banking and finance subsidiaries that are not consolidated for regulatory capital purposes, reciprocal cross-holdings of capital securities issued by other banks, most intangible assets and certain other deductions. Under the FDIC risk-weighting system, all of a bank's balance sheet assets and the credit equivalent amounts of certain off-balance sheet items are assigned to one of five broad risk weight categories from 0% to 200%, based on the risks inherent in the type of assets or item. The aggregate dollar amount of each category is multiplied by the risk weight assigned to that category. The sum of these weighted values equals the bank's risk-weighted assets.

At March 31, 2011, the Bank's ratio of Tier 1 capital to average assets was 9.58%, its ratio of Tier 1 capital to risk-weighted assets was 15.40% and its ratio of total risk-based capital to risk-weighted assets was 16.72%.

Dividend Limitations. The Bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of its conversion to stock form. The approval of the Commissioner is necessary for the payment of any dividend which exceeds the total net profits for the year combined with retained net profits for the prior two years.

Earnings of the Bank appropriated to bad debt reserves and deducted for Federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. The Bank intends to make full use of this favorable tax treatment and does not contemplate use of any earnings in a manner which would limit the Bank's bad debt deduction or create federal tax liabilities.

Under FDIC regulations, the Bank is prohibited from making any capital distributions if, after making the distribution, the Bank would be "undercapitalized" within the meaning of the Prompt Corrective Action regulations. See *"Regulation and Supervision of the Bank—Prompt Corrective Regulatory Action."*

In addition, as previously mentioned, under the terms of the TARP Capital Purchase program, prior to the earlier of (1) December 5, 2011 or (ii) the date on which all of the Company's preferred shares held by the U.S. Department of Treasury have been redeemed in full, the Company cannot increase its quarterly cash dividend above $0.18 per common share.

Investment Activities. Under federal law, all state-chartered FDIC-insured banks have generally been limited to activities as principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The Federal Deposit Insurance Corporation Improvement Act and the FDIC permit exceptions to these limitations. For example, state chartered banks, such as the Bank, may, with FDIC approval, continue to exercise grandfathered state authority to invest in common or preferred stocks listed on a national securities exchange or the NASDAQ Global Market and in the shares of an investment company registered under federal law. In addition, the FDIC is authorized to permit institutions that meet all applicable capital requirements to engage in state authorized activities or investments that do not meet this standard (other than non-subsidiary equity investments) if it is determined that such activities or investments do not pose a significant risk to the Deposit Insurance Fund. All non-subsidiary equity investments, unless otherwise authorized or approved by the FDIC, must have been divested by December 19, 1996, under a FDIC-approved divestiture plan, unless such investments were grandfathered by the FDIC. The Bank has received grandfathering authority from the FDIC to invest in listed stocks and/or registered shares. The maximum permissible investment is 100% of Tier 1 capital, as specified by the FDIC's regulations, or the maximum amount permitted by Massachusetts Banking Law, whichever is less. Such grandfathering authority may be terminated upon the FDIC's determination that such investments pose a safety and soundness risk to the Bank or if the Bank converts its charter or undergoes a change in control.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006.

Under the FDIC's previous risk-based assessment system, insured institutions were assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned and assessment rates ranged from seven to 77.5 basis points. On February 7, 2011, however, the FDIC approved a final rule that implemented changes to the deposit insurance assessment system mandated by the Dodd-Frank Act. The final rule, which took effect for the quarter beginning April 1, 2011, requires that the base on which deposit insurance assessments are charged be revised from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity. Under the final rule, insured depository institutions are required to report their average consolidated total assets on a daily basis, using the regulatory accounting methodology established for reporting total assets. For purposes of the final rule, tangible equity is defined as Tier 1 capital.

The FDIC may adjust rates uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment rulemaking. No institution may pay a dividend if in default of the FDIC assessment.

The FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution's deposit assessment base), in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The FDIC provided for similar assessments during the final two quarters of 2009, if deemed necessary. However, in lieu of further special assessments, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings will be recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until January 1, 2014. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program ("TLGP") under which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until June 30, 2010, subsequently extended to December 31, 2012. The TLGP also included a debt component under which certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and October 31, 2009 would be guaranteed by the FDIC through June 30, 2012, or in some cases, December 31, 2012. The Bank opted to participate in the unlimited noninterest-bearing transaction account coverage and the Bank and Company also opted to participate in the unsecured debt guarantee program.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the calendar year ended March 31, 2011 averaged 1.0 basis point of assessable deposits.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

All Massachusetts chartered co-operative banks are required to be members of the Share Insurance Fund. The Share Insurance Fund maintains a deposit insurance fund which insures all deposits in member banks which are not covered by federal insurance. In past years, a premium of 1/24 of 1% of insured deposits has been assessed annually on member banks such as the Bank for this deposit insurance. However, no premium has been assessed in recent years.

Prompt Corrective Regulatory Action. Federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements, including a leverage limit, a risk-based capital requirement and any other measure deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy the minimum levels for any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A "significantly undercapitalized" institution, as well as any undercapitalized institution that does not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution may also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt. In their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective provisions.

Under the implementing regulations, the federal banking regulators generally measure an institution's capital adequacy on the basis of its total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its core capital to adjusted total assets). The following table shows the capital ratios required for the various prompt corrective action categories:

	Well Capitalized	Adequately Capitalized	Undercapitalized	Significantly Undercapitalized
Total risk-based capital ratio	10.0% or more	8.0% or more	Less than 8.0%	Less than 6.0%
Tier 1 risk-based capital ratio	6.0% or more	4.0% or more	Less than 4.0%	Less than 3.0%
Leverage ratio	5.0% or more	4.0% or more *	Less than 4.0% *	Less than 3.0%

* 3.0% if the institution has a composite 1 CAMELS rating.

If an institution's capital falls below the "critically undercapitalized" level, it is subject to conservatorship or receivership within specified time frames. A "critically undercapitalized" institution is defined as an institution that has a ratio of "tangible equity" to total assets of less than 2.0%. Tangible equity is defined as core capital plus cumulative perpetual preferred stock (and related surplus) less all intangible assets other than certain purchased mortgage servicing rights. The FDIC may reclassify a well capitalized depository institution as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with the supervisory actions applicable to institutions in the next lower capital category (but may not reclassify a significantly undercapitalized institution as critically undercapitalized) if the FDIC determines, after notice and an opportunity for a hearing, that the savings institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any CAMELS rating category.

Loans to Executive Officers, Directors and Principal Stockholders. Loans to directors, executive officers and principal stockholders of a state non-member bank like the Bank must be made on substantially the same terms as those prevailing for comparable transactions with persons who are not executive officers, directors, principal stockholders or employees of the Bank unless the loan is made pursuant to a compensation or benefit plan that is widely available to employees and does not favor insiders. Loans to any executive officer, director and principal stockholder, together with all other outstanding loans to such person and related interests, generally may not exceed 15% of the bank's unimpaired capital and surplus, and aggregate loans to all such persons may not exceed the institution's unimpaired capital and unimpaired surplus. Loans to directors, executive officers and principal stockholders, and their respective related interests, in excess of the greater of $25,000 or 5% of capital and surplus (and any loans or loans aggregating $500,000 or more) must be approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. State non-member banks are generally prohibited from paying the overdrafts of any of their executive officers or directors unless payment is made pursuant to a written, pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or transfer of funds from another account at the bank. Loans to executive officers are restricted as to type, amount and terms of credit. Massachusetts law also contains restrictions on lending to directors and officers which are, in some cases, stricter than federal law. In addition, federal law prohibits extensions of credit to executive officers, directors and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

Transactions with Affiliates. A state non-member bank or its subsidiaries may not engage in "covered transactions" with any one affiliate in an amount greater than 10% of such bank's capital stock and surplus, and for all such transactions with all affiliates a state non-member bank is limited to an amount equal to 20% of capital stock and surplus. All such transactions must also be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. Specified collateral requirements apply to certain covered transactions such as loans and guarantees issued on behalf of an affiliate. An affiliate of a state non-member bank is any company or entity which controls or is under common control with the state non-member bank and, for purposes of the aggregate limit on transactions with affiliates, any subsidiary that would be deemed a financial subsidiary of a national bank. In a holding company context, the parent holding company of a state non-member bank (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the state non-member bank. Federal law further prohibits a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain limited exceptions.

Enforcement. The FDIC has extensive enforcement authority over insured non-member banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." See *"Prompt Corrective Regulatory Action."* The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Federal Reserve System. The Federal Reserve Board regulations require depository institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $55.8 million less an exemption of $10.7 million (which may be adjusted annually by the Federal Reserve Board) the reserve requirement is 3%; and for accounts greater than $58.8 million, the reserve requirement is 10% (which may be adjusted annually by the

Federal Reserve Board between 8% and 14%) of the portion in excess of $58.8 million. The Bank is in compliance with these requirements.

Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by FDIC regulations, a state non-member bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. The Community Reinvestment Act neither establishes specific lending requirements or programs for financial institutions nor limits an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the FDIC, in connection with its examination of an institution, to assess the institution's record of meeting the credit needs of its community and to consider such record when it evaluates applications made by such institution. The Community Reinvestment Act requires public disclosure of an institution's Community Reinvestment Act rating. The Bank's latest Community Reinvestment Act rating received from the FDIC was "Satisfactory.

The Bank is also subject to similar obligations under Massachusetts Law. The Massachusetts Community Reinvestment Act requires the Massachusetts Banking Commissioner to consider a bank's Massachusetts Community Reinvestment Act rating when reviewing a bank's application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of such application. The Bank's latest Massachusetts Community Reinvestment Act rating received from the Massachusetts Division of Banks was "High Satisfactory."

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank system, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Banks provide a central credit facility primarily for member institutions, and provide funds for certain other purposes including affordable housing programs. The Bank, as a member of the Federal Home Loan Bank of Boston ("FHLB of Boston"), is required to acquire and hold shares of capital stock in the FHLB of Boston. The Bank was in compliance with this requirement with an investment in FHLB of Boston stock at March 31, 2011 of $8.5 million.

During February 2011, the FHLB of Boston declared a dividend based upon average stock outstanding for the fourth quarter of 2010. The FHLB of Boston's board of directors anticipates that it will continue to declare modest cash dividends through 2011, but cautioned that adverse events such as negative trend in credit losses on the Federal Home Loan Bank of Boston's private label mortgage backed securities or mortgage portfolio, a meaningful decline in income, or regulatory disapproval could lead to reconsideration of this plan.

For the years ended March 31, 2011, 2010 and 2009, cash dividends from the Federal Home Loan Bank of Boston to the Bank amounted to $6, $0, and approximately $202 thousand, respectively. Further, there can be no assurance that the impact of economic events or recent or future legislation on the Federal Home Loan Banks will not also cause a decrease in the value of the Federal Home Loan Bank stock held by the Bank.

Employees

At March 31, 2011, the Company and the Bank employed 92 full-time and 37 part-time employees. The Company's and Bank's employees are not represented by any collective bargaining agreement. Management of the Company and Bank considers its relations with its employees to be good.

Item 1A. Risk Factors

An investment in shares of our common stock involves various risks. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with the other information in this Annual Report on Form 10-K and information incorporated by reference into this Annual Report on Form 10-K, including our consolidated financial statements and related notes. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks that have not been identified or that we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Our nonresidential real estate, land and construction lending may expose us to a greater risk of loss and hurt our earnings and profitability.

Our business strategy centers, in part, on offering nonresidential real estate and construction loans in order to expand our net interest margin. These types of loans generally have higher risk-adjusted returns and shorter maturities than traditional one-to four-family residential mortgage loans. At March 31, 2011, nonresidential real estate and land loans totaled $199.5 million, which represented 50.6% of total loans. If we increase the level of our nonresidential real estate and construction and land loans, we will increase our credit risk profile relative to other financial institutions that have higher concentrations of one to four-family residential mortgage loans.

Loans secured by commercial, land or nonresidential real estate properties are generally for larger amounts and involve a greater degree of risk than one-to four-family residential mortgage loans. Payments on loans secured by nonresidential real estate buildings generally are dependent on the income produced by the underlying properties which, in turn, depends on the successful operation and management of the properties. Accordingly, repayment of these loans is subject to adverse conditions in the real estate market or the local economy. While we seek to minimize these risks in a variety of ways, including limiting the size of our nonresidential real estate loans, generally restricting such loans to our primary market area and attempting to employ conservative underwriting criteria, there can be no assurance that these measures will protect against credit-related losses.

Construction financing typically involves a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is largely dependent upon the accuracy of the initial estimate of the property's value at completion of construction and the bid price and estimated cost (including interest) of construction. If the estimate of construction costs proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of the value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project whose value is insufficient to assure full repayment. When lending to builders, the cost of construction breakdown is provided by the builder, as well as supported by the appraisal. Although management believes that the Bank's underwriting criteria are designed to evaluate and minimize the risks of each construction loan, there can be no guarantee that these practices will safeguard against material delinquencies and losses to our operations.

Severe, adverse and precipitous economic and market conditions have adversely affected us and our industry.

The recent negative events in the housing market, including significant and continuing home price reductions coupled with the upward trends in delinquencies and foreclosures, have resulted and will likely continue to result in poor performance of mortgage and construction loans and in significant asset write-downs by many financial institutions. Reduced availability of commercial credit and increasing unemployment further contribute to deteriorating credit performance of commercial and consumer credit, resulting in additional write-downs. Financial market and economic instability have caused financial institutions to severely restrict their lending to customers and each other. This market turmoil and credit tightening has exacerbated commercial and consumer deficiencies, the lack of consumer confidence, market volatility and widespread reduction in general business activity. Financial institutions also have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets has and may continue to adversely affect our business, financial condition, results of operations and stock price. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. In particular, we may face the following risks in connection with these events:

- We potentially face increased regulation of our industry including heightened legal standards and regulatory requirements or expectations imposed in connection with recent and anticipated legislation. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

- The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates which may, in turn, impact the reliability of the process.

- We may be required to pay significantly higher FDIC premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits, also our current risk profile may cause us to pay higher premiums.

- The number of our borrowers that may be unable to make timely repayments of their loans, or the decrease in value of real estate collateral securing the payment of such loans could continue to escalate and result in significant credit losses, increased delinquencies, foreclosures and customer bankruptcies, any of which could have a material adverse effect on our operating results.

- Further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may result in an inability to borrow on favorable terms or on any terms from other financial institutions.

- Increased competition among financial services companies due to the recent consolidation of certain competing financial institutions, the conversion of certain investment banks to bank holding companies and the favorable governmental treatment afforded to the largest of the financial institutions may adversely affect our ability to market our products and services and continue to obtain market share.

Legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition, results of operations, and cash flows.

The legislation that established the U.S. Treasury's Troubled Assets Relief Program ("TARP") was signed into law on October 3, 2008. As part of TARP, the U.S. Treasury established the TARP Capital Purchase Program ("CPP") to provide up to $700 billion of funding to eligible financial institutions through the purchase of capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Subsequently, on February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the "ARRA") was signed into law as a sweeping economic recovery package intended to stimulate the economy and provide for broad infrastructure, energy, health, and education needs. There can be no assurance as to the actual impact any of this legislation will have on the national economy or financial markets. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

There have been numerous actions undertaken in connection with or following the recent legislation by the Federal Reserve, Congress, U.S. Treasury, the Securities and Exchange Commission and the federal bank regulatory agencies in efforts to address the current liquidity and credit crisis in the financial industry that followed the sub-prime mortgage market meltdown which began in late 2007. These measures include homeowner relief that encourages loan restructuring and modification; the temporary increase in FDIC deposit insurance from $100,000 to

$250,000; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to help stabilize the U.S. banking system. The recent legislation and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

U.S. and international financial markets and economic conditions, particularly in our market area, could adversely affect our liquidity, results of operations and financial condition.

Recent turmoil and downward economic trends have been particularly acute in the financial sector. We are considered "well-capitalized" under the FDIC's prompt corrective action regulations. While our management has taken aggressive measures to maintain and increase our liquidity, the cost and availability of funds may be adversely affected by illiquid credit markets and the demand for our products and services may decline as our borrowers and customers experience the impact of an economic slowdown and recession. In view of the concentration of our operations and the collateral securing our loan portfolio in the metropolitan Boston area, we may be particularly susceptible to adverse economic conditions in the metropolitan Boston area, where our business is concentrated. In addition, the severity and duration of these adverse conditions is unknown and may exacerbate our exposure to credit risk and adversely affect the ability of borrowers to perform under the terms of their lending arrangements with us. In addition, the severity and duration of these adverse conditions is unknown and may exacerbate our exposure to credit risk and adversely affect the ability of borrowers to perform under the terms of their lending arrangements with us. Accordingly, continued turbulence in the U.S. and international markets and economy may adversely affect our liquidity, financial condition, results of operations and profitability.

Recently enacted regulatory reform may have a material impact on our operations.

On July 21, 2010, the President signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. These include provisions strengthening holding company capital requirements, requiring retention of a portion of the risk of securitized loans and regulating debit card interchange fees. The Dodd-Frank Act also creates a new federal agency to administer consumer protection and fair lending laws, a function that is now performed by the depository institution regulators. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. However, it is likely that the provisions of the Dodd-Frank Act will have an adverse impact on our operations, particularly through increased regulatory burden and compliance costs.

Liquidity is essential to our businesses and we rely on external sources to finance a significant portion of our operations.

Liquidity is essential to our businesses. Our liquidity could be substantially affected in a negative fashion by an inability to raise funding in the long-term or short-term debt capital markets or the equity capital markets or an inability to access the secured lending markets. Current conditions in the capital markets are such that traditional sources of capital may not be available to us on reasonable terms if it needed to raise capital. As previously reported, the Company's investments in the perpetual preferred stock of the FNMA and FHLMC were significantly impacted by the September 2008 conservatorship of FNMA and FHLMC, giving control of their management to the Federal Housing Finance Agency and prohibiting FNMA and FHLMC from paying dividends on their existing common and preferred stock. This impairment to the Company's securities portfolio caused the Company to be "adequately capitalized" under the federal prompt corrective action regulations as of September 30, 2008. On December 5, 2008, the Company sold $10.0 million in preferred shares to the U.S. Treasury as a participant in the

TARP Capital Purchase Program, which represented approximately 2.6% of the Company's risk-weighted assets as of September 30, 2008. With the U.S. Treasury's $10.0 million investment in the Company, the Company and the Bank met all regulatory requirements to be considered "well capitalized" under the federal prompt corrective action regulations at both March 31, 2010 and March 31, 2011. In the event that the Company needs to raise additional capital in the future, there is no guarantee that we will be able to borrow funds or successfully raise additional capital at all or on terms that are favorable or otherwise not dilutive to existing shareholders. If we are unable to raise funding using the methods described above, we would likely need to finance or liquidate unencumbered assets to meet maturing liabilities. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our results of operations and financial condition.

The limitations on executive compensation imposed through our participation in the TARP Capital Purchase Program may restrict our ability to attract, retain and motivate key employees, which could adversely affect our operations.

As part of our participation in the TARP Capital Purchase Program, we agreed to be bound by certain executive compensation restrictions, including limitations on severance payments and the clawback of any bonus and incentive compensation that were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria. Subsequent to the issuance of the preferred stock, the ARRA was enacted, which provides more stringent limitations on severance pay and the payment of bonuses. To the extent that any of these compensation restrictions do not permit us to provide a comprehensive compensation package to our key employees that is competitive in our market area, we have difficulty in attracting, retaining and motivating our key employees, which could have an adverse effect on our results of operations.

Future dividend payments and common stock repurchases are restricted by the terms of the U.S. Treasury's equity investment in us.

Under the terms of the TARP Capital Purchase Program, until the earlier of the third anniversary of the date of issuance of the Company's Series A Preferred Stock and the date on which the Series A Preferred Stock has been redeemed in whole or the U.S. Treasury has transferred all of the Series A Preferred Stock to third parties, we are prohibited from increasing dividends on our common stock from the last quarterly cash dividend per share ($0.18) declared on the common stock prior to December 5, 2008, as adjusted for subsequent stock dividends and other similar actions, and from making certain repurchases of equity securities, including our common stock, without the consent of the U.S. Treasury. Furthermore, as long as the Series A Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

The terms governing the issuance of the preferred stock to the U.S. Treasury may be changed, the effect of which may have an adverse effect on our operations.

The terms of the Securities Purchase Agreement in which we entered into with U.S. Treasury pursuant to the TARP Capital Purchase Program provides that the U.S. Treasury may unilaterally amend any provision of the Purchase Agreement to the extent required to comply with any changes in applicable federal law that may occur in the future. We have no assurances that changes in the terms of the transaction will not occur in the future. Such changes may place restrictions on our business or results of operation, which may adversely affect the market price of our common stock.

Our business is subject to the success of the local economy in which we operate.

Because the majority of our borrowers and depositors are individuals and businesses located and doing business in the northwestern suburbs of Boston, our success depends to a significant extent upon economic conditions in that market area. Adverse economic conditions in our market area could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond our control may adversely affect our profitability. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the Commonwealth of Massachusetts could adversely affect the value of our assets, revenues, results of operations and financial condition. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas.

If the value of real estate in northwestern suburbs of Boston were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

With most of our loans concentrated in the northwestern suburbs of Boston, a decline in local economic conditions could adversely affect the value of the real estate collateral securing our loans. Generally, it appears that the local commercial real estate and residential real estate markets remain weak. Commercial real estate prices have generally declined by 5% during calendar year 2010 compared to a 10% decline during calendar 2009 and a 2% decline during calendar 2008. Boston area residential property values decreased slightly during calendar year 2010, reversing what appeared to be a turnaround in the housing market. Housing prices increased slightly during 2009 compared to a decline of approximately 8% to 9% during calendar 2008. Further declines in property values would diminish our ability to recover on defaulted loans by selling the real estate collateral, making it more likely that we would suffer losses on defaulted loans. Additionally, a decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would hurt our profits. Also, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. Real estate values are affected by various factors in addition to local economic conditions, including, among other things, changes in general or regional economic conditions, governmental rules or policies and natural disasters.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. If we raise capital through the issuance of additional shares of our common stock or other securities, it could dilute the ownership interests of current investors and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current stockholders, which may adversely impact our current shareholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Competition from financial institutions and other financial service providers may adversely affect our growth and profitability.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. We compete with these institutions both in attracting deposits and in making loans. This competition has made it more difficult for us to make new loans and has occasionally forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. While we believe we can and do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, smaller resources and smaller lending limits, lack of geographic diversification and inability to spread our marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance this strategy will be successful.

Future FDIC assessments may reduce our earnings.

On September 29, 2009, the FDIC adopted an Amended Restoration Plan to enable the Deposit Insurance Fund to return to its minimum reserve ratio of 1.15% over eight years. Under this plan, the FDIC did not impose a previously-planned second special assessment (on September 30, 2009, the Bank paid the first special assessment which totaled $270 thousand). Also, the plan calls for deposit insurance premiums to increase by 3 basis points effective January 1, 2011. Additionally, to meet bank failure cash flow needs, the FDIC assessed a three year insurance premium prepayment, which was paid by banks in December 2009 covers the period of January 1, 2010 through December 31, 2012. The FDIC estimates that bank failures will total approximately $100 billion during the period, but only projects revenues of approximately $60 billion. The shortfall will be met through the collection of the prepaid premiums, which is estimated to be $45 billion. The Bank's prepaid premium totaled $2.3 million and was paid during the quarter ended December 31, 2009, and it is being amortized monthly over the three year period. This prepaid deposit premium is carried on the balance sheet in the other assets category and amounted to $1.6 million at March 31, 2011. Any additional emergency special assessment imposed by the FDIC will further reduce the Company's earnings.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In addition, the individual market interest rates underlying our loan and deposit products (*e.g.*, prime) may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected. In addition, loan volume and quality and deposit volume and mix can be affected by market interest rates. Changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, origination volume and overall profitability.

During fiscal 2006, short-term market interest rates (which we use as a guide to price our deposits) had risen from historically low levels, while longer-term market interest rates (which we use as a guide to price our longer-term loans) did not. This "flattening" of the market yield curve existed during fiscal 2007 and for part of 2008 and had a negative impact on our interest rate spread and net interest margin as rates on our deposits repriced upwards faster than the rates on our longer-term loans and investments. For fiscal years 2007, 2008, 2009, 2010 and 2011, our interest rate spread was 2.21%, 2.06%, 2.63%, 2.92%, and 3.26% respectively. In addition, the U.S. Federal Reserve has decreased the federal funds target rate from 5.25% in September 2007 to a rate of 0.25% at March 31, 2011. However, decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such loan or securities proceeds into lower-yielding assets, which might also negatively impact our income.

We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially harmed.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

For more information on how changes in interest rates could impact us, see *Item 7A., "Quantitative and Qualitative Disclosures About Market Risk."*

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Like all financial institutions, we maintain an allowance for loan losses to provide for loans in our portfolio that may not be repaid in their entirety. We believe that our allowance for loan losses is maintained at a level adequate to absorb probable losses inherent in our loan portfolio as of the corresponding balance sheet date. However, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect our operating results.

In evaluating the adequacy of our allowance for loan losses, we consider numerous quantitative factors, including our historical charge-off experience, growth of our loan portfolio, changes in the composition of our loan portfolio and the volume of delinquent and criticized loans. In addition, we use information about specific borrower situations, including their financial position and estimated collateral values, to estimate the risk and amount of loss for those borrowers. Finally, we also consider many qualitative factors, including general and economic business conditions, duration of the current business cycle, quality of underwriting standards, current general market collateral valuations, trends apparent in loan concentrations, loan to value ratios, lenders' experience, past due and nonaccrual loans, and other matters, which are by nature more subjective and fluid. Our estimates of the risk of loss and amount of loss on any loan are complicated by the significant uncertainties surrounding our borrowers' abilities to successfully execute their business models through changing economic environments, competitive challenges and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, our actual losses may vary from our current estimates.

At March 31, 2011, our allowance for loan losses as a percentage of total loans was 0.99%. The FDIC and the Massachusetts Commissioner of Banks periodically review our allowance for loan losses and may require us to increase our allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs, net of recoveries. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

We are dependent upon the services of our management team.

Our future success and profitability is substantially dependent upon the management and banking abilities of our senior executives. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management. We are especially dependent on a limited number of key management personnel and the loss of our chief executive officer or other senior executive officers could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

Our failure to continue to recruit and retain qualified loan originators could adversely affect our ability to compete successfully and affect our profitability.

Our continued success and future growth depend heavily on our ability to attract and retain highly skilled and motivated loan originators and other banking professionals. We compete against many institutions with greater financial resources, both within our industry and in other industries, to attract these qualified individuals. Our failure to recruit and retain adequate talent could reduce our ability to compete successfully and adversely affect our business and profitability.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

The Bank is subject to regulation, supervision and examination by the Massachusetts Commissioner of Banks and the FDIC, as insurer of its deposits. Such regulation and supervision govern the activities in which a co-operative bank and its holding company may engage and are intended primarily for the protection of the deposit insurance funds and for the depositors of Central Co-operative Bank and are not intended to protect the interests of investors in our common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. In addition, the Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and NASDAQ that are applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the costs of completing our audit and maintaining our internal controls.

We are subject to security and operational risks relating to our use of technology that could damage our reputation and our business.

Security breaches in our Internet banking activities could expose us to possible liability and damage our reputation. Any compromise of our security also could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business. Additionally, we outsource our data processing to third parties. If our third party providers encounter difficulties or if we have difficulty in communicating with such third parties, it will significantly affect our ability to adequately process and account for customer transactions, which would significantly affect our business operations.

We may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Our ability to service our debt, pay dividends and otherwise pay our obligations as they come due is substantially dependent on capital distributions from Central Co-operative Bank, and these distributions are subject to regulatory limits and other restrictions.

A substantial source of our income from which we service our debt, pay our obligations and from which we can pay dividends is the receipt of dividends from Central Co-operative Bank. The availability of dividends from Central Co-operative Bank is limited by various statutes and regulations. It is also possible, depending upon the financial condition of Central Co-operative Bank, and other factors, that the applicable regulatory authorities could assert that payment of dividends or other payments is an unsafe or unsound practice. In the event that Central Co-operative Bank is unable to pay dividends to us, we may not be able to service our debt, pay our obligations or pay dividends on our common stock. The inability to receive dividends from Central Co-operative Bank would adversely affect our business, financial condition, results of operations and prospects.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The Bank owns all its offices, except the Burlington, Malden and Woburn High School branch offices, the stand-alone ATM, the loan centers located in Somerville and the branch and operations center located in Medford. Net book value includes the cost of land, buildings and improvements as well as leasehold improvements, net of depreciation and amortization. At March 31, 2011, all of the Bank's offices were in reasonable condition and met the business needs of the Bank. The following table sets forth the location of the Bank's offices, as well as certain information relating to these offices as of March 31, 2011:

Office Location	Year Opened	Net Book Value at March 31, 2011 (In Thousands)
Main Office		
399 Highland Avenue Somerville, MA (owned)	1974	$ 366
Branch Offices:		
175 Broadway Arlington, MA (owned)	1982	105
85 Wilmington Road Burlington, MA (leased)	1978 (a)	15
1192 Boylston Street Chestnut Hill (Brookline), MA (owned)	1954	250
137 Pleasant Street Malden, MA (leased)	1975 (b)	27
846 Main Street Melrose, MA (owned)	1994	175
275 Main Street Woburn, MA (owned)	1980	433
198 Lexington Street Woburn, MA (owned)	1974	164
Woburn High School Woburn, MA (leased)	2002 (c)	11
Stand-Alone ATM		
94 Highland Avenue Somerville, MA (leased)	2004 (d)	--
Loan Center		
401 Highland Avenue Somerville, MA (leased)	2002 (e)	170
Operations Center/Branch Office		
270 Mystic Avenue Medford, MA (leased)	2006 (f)	384

(a) The lease for the Burlington branch expires October 31, 2012 with a five-year renewal option.
(b) The lease for the Malden branch expires August 31, 2015.
(c) The lease for the Woburn High School branch is for one year, renewable annually on an automatic basis.
(d) The lease for the stand-alone ATM expires November 30, 2013 with an option to extend for two additional three-year terms.
(e) The lease for the Commercial Loan Center expires May 1, 2015 with two five-year renewal options.
(f) In March 2005, the Bank signed a lease for a combined retail branch and operations center to be located at 270 Mystic Avenue, Medford. The lease was subsequently renegotiated and the Bank took occupancy in May 2006. The initial rent under the lease is for $150,000 per year and the initial term is 10 years. There are options to extend the lease by two five-year terms.

At March 31, 2011 the aggregate net book value of the Bank's premises and equipment was $2.7 million.

Item 3. Legal Proceedings

Periodically, there have been various claims and lawsuits involving the Company, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. [Removed and Reserved]

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is quoted on the NASDAQ Global Market[SM] under the symbol "CEBK." At March 31, 2011, there were 1,681,071 shares of the Company's common stock outstanding and approximately 196 holders of record. The foregoing number of holders does not reflect the number of persons or entities who held the stock in nominee or "street name" through various brokerage firms. In October 1996, the Company established a quarterly cash dividend policy and made its first dividend distribution on November 15, 1996. The Company has paid cash dividends on a quarterly basis since initiating the dividend program.

The following tables list the high and low prices for the Company's common stock during each quarter of fiscal 2011 and fiscal 2010 as reported by NASDAQ, and the amounts and payable dates of the cash dividends paid during each quarter of fiscal 2011 and fiscal 2010. The stock quotations constitute interdealer prices without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

Common Stock Prices

Fiscal 2011	High	Low
June 30, 2010	$ 11.51	$ 8.56
September 30, 2010	14.17	9.80
December 31, 2010	15.30	12.43
March 31, 2011	20.00	13.50

Fiscal 2010	High	Low
June 30, 2009	$ 8.00	$ 4.05
September 30, 2009	9.40	5.60
December 31, 2009	10.80	7.96
March 31, 2010	10.09	8.11

Cash Dividends *(payable dates)*

Fiscal 2011	Amount
May 21, 2010	$0.05
August 20, 2010	0.05
November 19, 2010	0.05
February 18, 2011	0.05

Fiscal 2010	Amount
May 15, 2009	$0.05
August 21, 2009	0.05
November 20, 2009	0.05
February 19, 2010	0.05

The Company did not repurchase any shares of its common stock during the fourth quarter of fiscal year 2011.

Item 6. Selected Financial Data

The Company has derived the following selected consolidated financial and other data in part from its Consolidated Financial Statements and Notes appearing elsewhere in this Annual Report on Form 10-K:

	At or for the Year Ended March 31,				
	2011	2010	2009	2008	2007
	(Dollars in Thousands, Except Share and Per Share Data)				
Balance Sheet					
Total assets	$487,625	$542,444	$575,827	$571,245	$566,140
Total loans	394,217	461,510	460,670	474,942	460,542
Investments available for sale	25,185	34,368	35,215	52,960	65,763
Deposits	309,077	339,169	375,074	361,089	388,573
Total borrowings	128,692	154,810	156,938	168,173	137,053
Total stockholders' equity	47,121	45,113	40,239	38,816	37,702
Shares outstanding	1,681,071	1,667,151	1,639,951	1,639,951	1,639,951
Statements of Operations					
Net interest and dividend income	$17,382	$17,013	$15,862	$13,596	$14,449
Provision for loan losses (reduction of provision)	1,100	600	2,125	(70)	80
Net gain (loss) from sales and write-downs of investment securities	136	(465)	(9,796)	645	581
Gain on sales of loans	251	329	111	158	99
Other noninterest income	1,671	1,547	1,640	1,429	1,314
Total noninterest expenses	15,669	15,146	15,159	13,859	14,856
Net income (loss)	1,725	1,993	(6,205)	1,447	1,020
Earnings (loss) per common share - diluted	0.68	0.92	(4.58)	1.07	0.70
Selected Ratios					
Interest rate spread	3.25%	2.92%	2.63%	2.06%	2.21%
Net yield on interest-earning assets	3.50	3.21	2.96	2.51	2.68
Noninterest expenses to average assets	3.01	2.73	2.73	2.49	2.69
Book equity-to-assets	9.66	8.32	6.99	6.79	6.66
Return on average assets	0.33	0.36	(1.12)	0.26	0.18
Return on average stockholders' equity	3.74	4.66	(16.68)	3.76	2.59
Dividend payout ratio for common shares	29.41	21.74	n/a	67.29	100.00
Book value per common share	$ 22.26	$ 21.31	$ 18.76	$ 23.67	$ 22.99
Tangible book value per common share	$ 20.93	$ 19.97	$ 17.40	$ 22.31	$ 21.63

Quarterly Results of Operations *(In Thousands, Except Per Share Data)*

The following tables summarize the Company's operating results on a quarterly basis for the years ended March 31, 2011 and 2010:

	2011			
	First	Second	Third	Fourth
Interest and dividend income	$ 6,845	$ 6,605	$ 6,187	$ 5,668
Interest expense	2,210	2,070	1,939	1,704
Net interest and dividend income	4,635	4,535	4,248	3,964
Provision for loan losses	300	300	300	200
Noninterest income	578	291	552	686
Noninterest expenses	3,752	3,927	3,825	4,163
Income before income taxes	1,111	599	675	287
Income tax provision	372	198	330	46
Net income	$ 739	$ 401	$ 345	$ 241
Earnings per common share – basic	$ 0.39	$ 0.16	$ 0.13	$ 0.06
Earnings per common share – diluted	$ 0.37	$ 0.15	$ 0.12	$ 0.05

	2010			
	First	Second	Third	Fourth
Interest and dividend income	$ 7,188	$ 7,225	$ 7,088	$ 7,037
Interest expense	3,340	3,039	2,711	2,435
Net interest and dividend income	3,848	4,186	4,377	4,602
Provision for loan losses	50	200	100	250
Noninterest income	534	410	379	87
Noninterest expenses	3,922	3,485	3,983	3,756
Income before income taxes	410	911	673	683
Income tax provision (benefit)	112	307	307	(42)
Net income	$ 298	$ 604	$ 366	$ 725
Earnings per common share – basic	$ 0.10	$ 0.31	$ 0.15	$ 0.39
Earnings per common share – diluted	$ 0.10	$ 0.31	$ 0.14	$ 0.37

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The operations of the Company and its subsidiary, the Bank, are generally influenced by overall economic conditions, the related monetary and fiscal policies of the federal government and the regulatory policies of financial institution regulatory authorities, including the Massachusetts Commissioner of Banks, the Federal Reserve Board and the FDIC.

The Bank monitors its exposure to earnings fluctuations resulting from market interest rate changes. Historically, the Bank's earnings have been vulnerable to changing interest rates due to differences in the terms to maturity or repricing of its assets and liabilities. For example, in a rising interest rate environment, the Bank's net interest income and net income could be negatively affected as interest-sensitive liabilities (deposits and borrowings) could adjust more quickly to rising interest rates than the Bank's interest-sensitive assets (loans and investments).

The following is a discussion and analysis of the Company's results of operations for the last two fiscal years and its financial condition at the end of fiscal years 2011 and 2010. Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report on Form 10-K.

Application of Critical Accounting Policies

Management's discussion and analysis of the Company's financial condition and results of operations are based on the consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to the allowance for loan losses, fair value of investments and other-than-temporary impairment, income taxes, impairment of goodwill, valuation of other real estate owned and valuation of stock options under ASC 718 *Compensation – Stock Compensation* and other equity based instruments. Accounting policies involving significant judgments and assumptions by management, which have, or could have, a material impact on the carrying value of certain assets and impact income, are considered critical accounting policies. The company considers the allowance for loan losses, loans, fair value of other real estate owned, fair value of investments and other-than-temporary impairment, income taxes, accounting for goodwill and impairment, and stock-based compensation to be its critical accounting policies. There have been no significant changes in the methods or assumptions used in the accounting policies that require material estimates and assumptions. Actual results could differ from the amount derived from management's estimates and assumptions under different assumptions or conditions.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level determined to be adequate by management to absorb probable losses based on an evaluation of known and inherent risks in the portfolio. This allowance is increased by provisions charged to operating expense and by recoveries on loans previously charged-off, and reduced by charge-offs on loans or reductions in the provision credited to operating expense.

The Bank provides for loan losses in order to maintain the allowance for loan losses at a level that management estimates is adequate to absorb probable losses based on an evaluation of known and inherent risks in the portfolio. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of underlying collateral, financial condition of the borrower, prevailing economic conditions, the nature and volume of the loan portfolio and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and provides for loan losses monthly when appropriate to maintain the adequacy of the allowance.

Regarding impaired loans, the Bank individually evaluates each loan and documents what management believes to be an appropriate reserve level in accordance with ASC 310. If management does not believe that any separate reserve for such loan is deemed necessary at the evaluation date in accordance with ASC 310, that loan would continue to be evaluated separately and will not be returned to be included in the general ASC 450 *Contingencies* ("ASC 450") formula based reserve calculation. In evaluating impaired loans, all related management discounts of appraised values, selling and resolution costs are taken into consideration in determining the level of reserves required when appropriate.

The methodology employed in calculating the allowance for loan losses is portfolio segmentation. For the commercial real estate ("CRE") portfolio, this is further refined through stratification within each segment based on loan-to-value (LTV) ratios. The CRE portfolio is further segmented by type of properties securing those loans. This approach allows the Bank to take into consideration the fact that the various sectors of the real estate market change value at differing rates and thereby present different risk levels. CRE loans are segmented into the following categories:

- Apartments
- Offices
- Retail
- Mixed Use
- Industrial/Other

Monthly, CRE loans are segmented using the above collateral-types and three LTV ratio categories: <40%, 40%-60%, and >60%. While these ranges are subjective, management feels that each category represents a significantly different degree of risk from the other. CRE loans carrying higher LTV ratios are assigned incrementally higher ASC 450 reserve rates. Annually, for the CRE portfolio, management adjusts the appraised values which are used to calculate LTV ratios in our allowance for loan losses calculation. The data is provided by an independent appraiser and it indicates annual changes in value for each property type in the Bank's market area for the last ten years. Management then adjusts the appraised or most recent appraised values based on the year the appraisal was made. These adjustments are believed to be appropriate based on the Bank's own experience with collateral values in its market area in recent years. Based on the Company's allowance for loan loss methodology with respect to CRE, unfavorable trends in the value of real estate will increase the level of the Company's ASC 450 allowance for loan losses.

In developing ASC 450 reserve levels, recent regulatory guidance focuses on the Bank's charge-off history as a starting point. The Bank's charge-off history in recent years has been minimal; therefore, management continues to utilize more conservative historical loss ratios which are believed to be appropriate. Those ratios are then adjusted based on trends in delinquent and impaired loans, trends in charge-offs and recoveries, trends in underwriting practices, experience of loan staff, national and local economic trends, industry conditions, and changes in credit concentrations. There is a concentration in CRE loans, but the concentration is decreasing. Management's efforts to reduce the levels of commercial real estate and construction loans are reflected in changes in the Bank's commercial real estate concentration ratio, which is calculated as total non-owner occupied commercial real estate and construction loans divided by the Bank's risk-based capital. At March 31, 2011, the commercial real estate concentration ratio was 330%, compared to a ratio of 466% at March 31, 2010, and 600% at March 31, 2009.

Residential loans, home equity loans and consumer loans, other than TDRs and loans in the process of foreclosure or repossession, are collectively evaluated for impairment. Factors considered in determining the appropriate ASC 450 reserve levels are trends in delinquent and impaired loans, changes in the value of collateral, trends in charge-offs and recoveries, trends in underwriting practices, experience of loan staff, national and local economic trends, industry conditions, and changes in credit concentrations. TDRs and loans that are in the process of foreclosure or repossession are evaluated under ASC 310.

Commercial and Industrial and construction loans that are not impaired are evaluated under ASC 450 and factors considered in determining the appropriate reserve levels include trends in delinquent and impaired loans, changes in the value of collateral, trends in charge-offs and recoveries, trends in underwriting practices, experience of loan staff, national and local economic trends, industry conditions, and changes in credit concentrations. Those loans that are individually reviewed for impairment are evaluated according to ASC 310.

Although management uses available information to establish the appropriate level of the allowance for loan losses, future additions or reductions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in loan composition or volume, changes in economic market area conditions or other factors. As a result, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect the Company's operating results. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination. Management currently believes that there are adequate reserves and collateral securing non-performing loans to cover losses that may result from these loans at March 31, 2011.

Loans. Loans that management has the intent and ability to hold for the foreseeable future are reported at the principal amount outstanding, adjusted by unamortized discounts, premiums, and net deferred loan origination costs and fees.

Loans classified as held for sale are stated at the lower of aggregate cost or fair value. Fair value is estimated based on outstanding investor commitments. Net unrealized losses, if any, are provided for in a valuation allowance by charges to operations. The Company enters into forward commitments (generally on a best efforts delivery basis) to sell loans held for sale in order to reduce market risk associated with the origination of such loans. Loans held for sale are sold on a servicing released basis. As of March 31, 2011 loans held for sale totaled $0 compared to $392 thousand at March 31, 2010, and, at that date, the aggregate cost of loans held for sale approximated fair value.

Mortgage loan commitments that relate to the origination of a mortgage that will be held for sale upon funding are considered derivative instruments. Loan commitments that are derivatives are recognized at fair value on the consolidated balance sheet in other assets and other liabilities with changes in their fair values recorded in noninterest income.

The Company carefully evaluates all loan sales agreements to determine whether they meet the definition of a derivative as facts and circumstances may differ significantly. If agreements qualify, to protect against the price risk inherent in derivative loan commitments, the Company generally uses "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments. Mandatory delivery contracts are accounted for as derivative instruments. Accordingly, forward loan sale commitments are recognized at fair value on the consolidated balance sheet in other assets and liabilities with changes in their fair values recorded in other noninterest income.

Loan origination fees, net of certain direct loan origination costs, are deferred and are amortized into interest income over the contractual loan term using the level-yield method. At March 31, 2011 and 2010, net deferred loan fees of $23 thousand and net deferred loan costs of $88 thousand, respectively, were included with the related loan balances for financial presentation purposes.

Interest income on loans is recognized on an accrual basis using the simple interest method only if deemed collectible. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans and amortization of net deferred loan fees or costs are discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due 90 days with respect to interest or principal. The accrual on some loans, however, may continue even though they are more than 90 days past due if management deems it appropriate, provided that the loans are well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. The Bank records interest income on nonaccrual and impaired loans on the cash basis of accounting.

Loans are classified as impaired when it is probable that the Bank will not be able to collect all amounts due in accordance with the contractual terms of the loan agreement. Impaired loans, except those loans that are accounted for at fair value or at lower of cost or fair value such as loans held for sale, are accounted for at the present value of the expected future cash flows discounted at the loan's effective interest rate or as a practical expedient in the case of collateral dependent loans, the lower of the fair value of the collateral less selling and other costs, or the recorded amount of the loan. In evaluating collateral values for impaired loans, management obtains new appraisals or opinions of value when deemed necessary and may discount those appraisals depending on the likelihood of foreclosure, generally by 20 percent to 30 percent. Other factors considered by management when discounting appraisals are the age of the appraisal, availability of comparable properties, geographic considerations, and property type. Management considers the payment status, net worth and earnings potential of the borrower, and the value and cash flow of the collateral as factors to determine if a loan will be paid in accordance with its contractual terms. Management does not set any minimum delay of payments as a factor in reviewing for impairment classification. For all loans, charge-offs occur when management believes that the collectibility of a portion or all of the loan's principal balance is remote. Management considers nonaccrual loans, except for certain nonaccrual residential and consumer loans, to be impaired. However, all troubled debt restructurings ("TDRs") are considered to be impaired. A TDR occurs when the Bank grants a concession to a borrower with financial difficulties that it would not otherwise consider. The majority of TDRs involve a modification in loan terms such as a temporary reduction in the interest rate or a temporary period of interest only, and escrow (if required). TDRs are accounted for as set forth in ASC 310 *Receivables* ("ASC 310"). A TDR is typically on non-accrual until the borrower successfully performs under the new terms for at least six consecutive months. However, a TDR may be kept on accrual immediately following the restructuring in those instances where a borrower's payments are current prior to the modification and management determines that principal and interest under the new terms are fully collectible.

Existing performing loan customers who request a loan (non-TDR) modification and who meet the Bank's underwriting standards may, usually for a fee, modify their original loan terms to terms currently offered. The modified terms of these loans are similar to the terms offered to new customers with similar credit, income, and collateral. Each modification is examined on a loan-by-loan basis and if the modification of terms represents more than a minor change to the loan, then the unamortized balance of the pre-modification deferred fees or costs associated with the mortgage loan are recognized in interest income at the time of the modification. If the modification of terms does not represent more than a minor change to the loan, then the unamortized balance of the pre-modification deferred fees or costs continue to be deferred and amortized over the remaining life of the loan.

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the accounting basis and the tax basis of the Bank's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Bank's deferred tax asset is reviewed periodically and adjustments to such asset are recognized as deferred income tax expense or benefit based on management's judgments relating to the realizability of such an asset.

Accounting for Goodwill and Impairment. ASC 350, Intangibles – Goodwill and Other, ("ASC 350") addresses the method of identifying and measuring goodwill and other intangible assets having indefinite lives acquired in a business combination, eliminates further amortization of goodwill and requires periodic impairment evaluations of goodwill using a fair value methodology prescribed in ASC-350. In accordance with ASC 350, the Company does not amortize the goodwill balance of $2.2 million and the Company consists of a single reporting unit. Impairment testing is required at least annually or more frequently as a result of an event or change in circumstances (*e.g.*, recurring operating losses by the acquired entity) that would indicate an impairment adjustment may be necessary. The Company adopted December 31 as its assessment date. Annual impairment testing was performed during each year and in each analysis, it was determined that an impairment charge was not required. The most recent testing was performed as of December 31, 2010 utilizing average earnings and average book and tangible book multiples of sales transactions of banks considered to be comparable to the Company, and management determined that no impairment existed at that date. Management utilized 2010 sales transaction data of financial institutions in the New England area of similar size, credit quality, net income, and return on average assets levels and management feels that the overall assumptions utilized in the testing process were reasonable. During the December 31, 2010 impairment testing, management also considered utilizing market capitalization, but ultimately concluded that it was not an appropriate measure of the Company's value due to the overall depressed valuations in the financial sector and the significance of the Company's insider ownership and the lack of volume in trading in the Company's shares of common stock. Management also does not believe that this measure generally reflects the premium that a buyer would typically pay for a controlling interest. No events have occurred during the three months ended March 31, 2011 which indicate that the impairment test would need to be re-performed.

Fair Value of Other Real Estate Owned. OREO is recorded at the lower of book value, or fair value less estimated selling costs. Property insurance is obtained for each parcel, and each property is properly maintained and secured during the holding period. Property management vendors may be utilized in those instances when a direct sale does not seem probable during a reasonable period of time, or if the property requires additional oversight. It is the Company's policy and strategy to sell all OREO as soon as possible consistent with maximizing value and return to the Company.

Investments. Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums and accretion of discounts, both computed by a method that approximates the effective yield method. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available for sale and reported at fair value, with unrealized gains and losses determined by management to be temporary excluded from earnings and reported as a separate component of stockholders' equity and comprehensive income. At March 31, 2011 and 2010, all of the Bank's investment securities were classified as available for sale.

Gains and losses on sales of securities are recognized when realized with the cost basis of investments sold determined on a specific-identification basis. Premiums and discounts on investment and mortgage-backed securities are amortized or accreted to interest income over the actual or expected lives of the securities using the level-yield method.

If a decline in fair value below the amortized cost basis of an investment is judged to be other-than-temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write-down is included in the results of operations. For debt securities, when the Bank does not intend to sell the security, and it is more-likely-than-not that the Bank will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment loss in earnings, and the remaining portion in other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as estimated based on the cash flows projections discounted at the applicable original yield of the security.

Stock-Based Compensation. The Company accounts for stock based compensation pursuant to ASC 718 *Compensation-Stock Compensation* ("ASC 718"). The Company uses the Black-Scholes option pricing model as its method for determining fair value of stock option grants. The Company has previously adopted two qualified stock option plans for the benefit of officers and other employees under which an aggregate of 281,500 shares have been reserved for issuance. One of these plans expired in 1997 and the other plan expired in 2009. Awards outstanding at the time the plans expire will continue to remain outstanding according to their terms.

On July 31, 2006, the Company's stockholders approved the Central Bancorp, Inc. 2006 Long-Term Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, 150,000 shares have been reserved for issuance as options to purchase stock, restricted stock, or other stock awards, however, a maximum of 100,000 restricted shares may be granted under the plan. The exercise price of an option may not be less than the fair market value of the Company's common stock on the date of grant of the option and may not be exercisable more than ten years after the date of grant. However, awards may become available again if participants forfeit awards under the plan prior to its expiration. As of March 31, 2011, 49,880 shares remained available for issue under the Incentive Plan, of which 9,880 were available to be issued in the form of stock grants.

Forfeitures of awards granted under the Incentive Plan are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates in order to derive the Company's best estimate of awards ultimately expected to vest. Forfeitures represent only the unvested portion of a surrendered option and are typically estimated based on historical experience. Based on an analysis of the Company's historical data, the Company applied a forfeiture rate of 0% to stock options outstanding in determining stock compensation expense for each of the years ended March 31, 2011 and 2010.

Troubled Asset Relief Program Capital Purchase Program

On December 5, 2008, the Company sold $10.0 million in preferred shares to the U.S. Department of Treasury as a participant in the federal government's Troubled Asset Relief Program ("TARP") Capital Purchase Program. This represented approximately 2.6% of the Company's risk-weighted assets as of September 30, 2008. The TARP Capital Purchase Program is a voluntary program for healthy U.S. financial institutions designed to encourage these institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the weakened U.S. economy. In connection with the investment, the Company entered into a Letter Agreement and related Securities Purchase Agreement with the U.S. Treasury pursuant to which the Company issued (i) 10,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference $1,000 per share (the "Series A Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 234,742 shares of the Company's common stock for an aggregate purchase price of $10.0 million in cash. The warrant term is 10 years and it is immediately exercisable, in whole or in part, at an exercise price of $6.39 per share. With the U.S. Treasury's $10.0 million investment in the Company, the Company and the Bank met all regulatory requirements to be considered well-capitalized under the federal prompt corrective action regulations as of March 31, 2011. For more information on the Series A Preferred Stock and Warrant issued to the U.S. Treasury in connection with the TARP Capital Purchase Program, see Note 14 to the Company's Consolidated Financial Statements included in this Annual Report.

Results of Operations

Overview. Net income available to common shareholders for the year ended March 31, 2011 was $1.1 million, or $0.68 per diluted share, as compared to net income available to common shareholders of $1.4 million, or $0.92 per diluted share, during the year ended March 31, 2010. Items primarily affecting the Company's earnings for the year ended March 31, 2011 when compared to the year ended March 31, 2010 were increases in the provision of loan losses of $500 thousand and noninterest expenses of $523 thousand, offset by a $3.6 milliondecrease in the cost of interest-bearing liabilities. Noninterest expense increased primarily due to increases in salaries and benefits of $1.2 million and professional fees of $149 thousand, partially offset by decreases in FDIC deposit insurance expense of $590 thousand, foreclosure and collection expenses of $244 thousand and occupancy and equipment of $47 thousand. Additionally, for the years ended March 31, 2011 and 2010, net income available to common shareholders was reduced by $620 thousand and $613 thousand, respectively, as a result of dividends and accretion allocated to preferred shareholders related to the Company's December 2008 sale of $10.0 million of preferred stock and warrant to purchase common stock to the U.S. Treasury Department as a participant in the federal government's TARP Capital Purchase Program.

Net interest and dividend income increased by $369 thousand during fiscal 2011 as compared to fiscal 2010 primarily due to a 62 basis point decrease in the average rates paid on deposits, partially offset by a 29 basis decrease on the yield on interest-earning assets.

The provision for loan losses increased by $500 thousand during fiscal 2011 as compared to fiscal 2010. The increase was primarily associated with additional provisions required for certain customer relationships in fiscal 2011.

Noninterest income increased by $647 thousand to $2.1 million for the year ended March 31, 2011 when compared to fiscal 2010 primarily due to net gains on the sales of investment securities, which totaled $136 thousand for fiscal 2011 compared to net losses on the sales of investment securities of $465 thousand for fiscal 2010.

Noninterest expenses increased by $523 thousand during fiscal 2011 when compared to fiscal 2010 primarily due to increases in salaries and benefits expenses of $1.2 million offset by a $590 thousand decrease in deposit insurance premium expense and decreases in foreclosure and collection, advertising and marketing, professional fees, and occupancy and equipment expenses.

The Company recognized income tax expense of $946 thousand during fiscal 2011, compared to $685 thousand in fiscal 2010.

Net Interest Rate Spread and Net Interest Margin. The Company's and the Bank's operating results are significantly affected by the net interest rate spread, which is the difference between the yield on loans and investments and the interest cost of deposits and borrowings. The net interest rate spread is affected by economic conditions and market factors that influence interest rates, loan demand and deposit flows. The net interest margin reflects the relationship of net interest income to interest earning assets and it is calculated by dividing net interest income before the provision for loan losses by average interest earning assets. The net interest spread and net interest margin improved from 2.92% and 3.21%, respectively, for the fiscal year ended March 31, 2010 to 3.25% and 3.50%, respectively, for the fiscal year ended March 31, 2011 due to several factors. The cost of funds decreased by 63 basis points during fiscal 2011 mainly due to decreases in the average rates paid on deposits resulting from comprehensive liability management as some maturing certificates of deposit were either not renewed or were replaced with lower cost deposits or FHLB borrowings. During the fiscal year ended March 31, 2011, the yield on interest-earning assets declined by 29 basis points primarily due to a 26 basis point reduction in interest income on mortgage loans. Contributing to the reduced yield on mortgage loans were decreases in commercial real estate and construction loans as management refocused its lending emphasis in the current market environment in an effort to reduce risk and increase regulatory capital ratios in accordance with the Company's business plan, and a general decline in the market interest rates on loans.

The following table presents average balances, interest income and expense and yields earned or rates paid on interest-earning assets and interest-bearing liabilities for the years indicated. For purposes of the following table, average loans include nonperforming loans.

	Years Ended March 31,					
	2011			2010		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)					
Assets:						
Interest-earning assets:						
Mortgage loans	$425,720	$23,707	5.57%	$458,214	$26,694	5.83%
Other loans	4,112	226	5.50	5,560	320	5.76
Total loans	429,832	23,933	5.57	463,774	27,014	5.82
Short-term investments	27,506	71	0.26	20,504	50	0.24
Investment securities	30,235	1,295	4.28	36,667	1,473	4.02
Federal Home Loan Bank Stock	8,518	6	0.07	8,518	--	--
Total investments	66,259	1,372	2.07	65,689	1,523	2.32
Total interest-earnings assets	496,091	25,305	5.10	529,463	28,537	5.39
Allowance for loan losses	(3,527)			(2,962)		
Noninterest-earning assets	27,945			28,537		
Total assets	$520,509			$555,038		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Deposits	$288,696	2,399	0.83	$308,830	4,468	1.45
Other borrowings	11,341	558	4.92	11,892	578	4.86
Advances from FHLB of Boston	129,616	4,966	3.83	146,210	6,478	4.43
Total interest-bearing liabilities	429,653	7,923	1.84	466,932	11,524	2.47
Noninterest-bearing deposits	42,534			42,247		
Other liabilities	1,911			3,056		
Total liabilities	474,098			512,235		
Stockholders' equity	46,411			42,803		
Total liabilities and stockholders' equity	$520,509			$555,038		
Net interest and dividend income		$17,382			$17,013	
Interest rate spread			3.25%			2.92%
Net yield on interest-earning assets			3.50%			3.21%

Rate/Volume Analysis. The effect on net interest income of changes in interest rates and changes in the amounts of interest-earning assets and interest-bearing liabilities is shown in the following table. Information is provided on changes for the fiscal years indicated attributable to changes in interest rates and changes in volume. Changes due to combined changes in interest rates and volume are allocated between changes in rate and changes in volume proportionally to the change due to volume and the change due to rate.

	2011 vs. 2010 Changes due to Increase (decrease) in:			2010 vs. 2009 Changes due to Increase (decrease) in:		
	Volume	Rate	Total	Volume	Rate	Total
			(In Thousands)			
Interest income:						
Mortgage loans	$ (1,834)	$ (1,153)	$ (2,987)	$ 136	$ (583)	$ (447)
Other loans	(80)	(14)	(94)	(173)	(40)	(213)
Total income from loans	(1,913)	(1,167)	(3,081)	(37)	(623)	(660)
Short-term investments	17	4	21	(26)	(74)	(100)
Investment securities	(269)	91	(178)	(10)	(984)	(994)
Federal Home Loan Bank Stock	--	6	6	--	--	--
Total income from investments	(252)	101	(151)	(36)	(1,058)	(1,094)
Total interest and dividend income	(2,165)	(1,066)	(3,232)	(73)	(1,681)	(1,754)
Interest expense:						
Deposits	(285)	(1,783)	(2,069)	(170)	(2,346)	(2,516)
Other borrowings – including short-term advances from FHLB	(689)	(823)	(1,512)	(13)	(98)	(111)
Long-term advance – FHLB of Boston	(27)	7	(20)	(41)	(237)	(278)
Total interest expense	(1,001)	(2,599)	(3,601)	(224)	(2,681)	(2,905)
Net interest and dividend income	$ (1,164)	$ 1,533	$ 369	$ 151	$ 1,000	$1,151

Interest and Dividend Income. Interest and dividend income decreased by $3.2 million, or 11.3%, to $25.3 million for the year ended March 31, 2011 compared to $28.5 million for the year ended March 31, 2010 primarily due to decreases in the average balances of loans and investments, as well as a decrease in the average yield on loans. The average balance of commercial real estate and construction loans decreased as management continued to shift its focus from those loan types in order to decrease risk and to increase capital ratios in accordance with the Company's business plan. The average balance of residential loans decreased due to higher than expected residential loan payoffs. The average balance of investment securities decreased as maturities and principal repayments were used to fund deposit withdrawals and repayment of borrowings. The yield on short-term investments was 0.26% during the year ended March 31, 2011 as compared to 0.24% for the year ended March 31, 2010 as the average yields on these investments are closely tied to the federal funds target rate, which averaged approximately 0.25% during the years ended March 31, 2011 and 2010.

Interest Expense. Interest expense decreased by $3.6 million, or 31.2%, to $7.9 million for the year ended March 31, 2011 compared to $11.5 million for the year ended March 31, 2010. The cost of deposits decreased by 62 basis points from 1.45% during the year ended March 31, 2010 to 0.83% during the year ended March 31, 2011, as some high-cost certificates of deposit were replaced by lower-costing deposits. The average balance of certificates of deposit totaled $149.8 million during the year ended March 31, 2010, compared to $126.3 million for the year ended March 31, 2011, a decline of $23.5 million. The average balance of lower-costing non-maturing deposits increased by $3.6 million to $204.9 million for the year ended March 31, 2011, as compared to an average balance of $201.3 million for the year ended March 31, 2010. The average balance of FHLB of Boston borrowings decreased by $16.6 million, from $146.2 million during the year ended March 31, 2010 to $129.6 million during the year ended March 31, 2011. The average cost of FHLB of Boston borrowings declined as management did not replace maturing, relatively high-rate advances during the year ended March 31, 2011. The average cost of other borrowings increased as a portion of these borrowings are adjustable and the average rate paid during the year ended March 31, 2011 was 4.92%, compared to an average rate of 4.86% during the year ended March 31, 2010.

Provision for Loan Losses.

Provision for Loan Losses. The Company provides for loan losses in order to maintain the allowance for loan losses at a level that management estimates is adequate to absorb probable losses based on an evaluation of known and inherent risks in the portfolio. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of underlying collateral, financial condition of the borrower, prevailing economic conditions, the nature and volume of the loan portfolio and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and provides for loan losses monthly when appropriate to maintain the adequacy of the allowance. The Company uses a process of portfolio segmentation to calculate the appropriate allowance level at the end of each quarter. Periodically, the Company evaluates the allocations used in these calculations. During the years ended March 31, 2011 and 2010, management performed a thorough analysis of the loan portfolio as well as the required allowance allocations for loans considered impaired under ASC 310 and the allocation percentages used when calculating potential losses under ASC 450. During the year ended March 31, 2011, management increased the ASC 450 loss factors related to trends in delinquent and impaired loans for residential condominium and commercial real estate loans, increased loss factors related to national and local economic conditions for commercial real estate loans, and increased the loss factors related to changes in collateral values for residential loans. As a result of the aforementioned ASC 450 factor changes, the impact to the allowance for loan losses were increases in ASC 450 reserves of $57 thousand for residential and residential condominium loans and $48 thousand for CRE loans.

Nonperforming loans totaled $9.6 million as compared to $6.2 million on March 31, 2010. Of the eighteen loans constituting this category at March 31, 2011, all are secured by real estate collateral that is predominantly located in the Bank's market area. Seventeen of these real estate secured loans have an active plan for resolution in place from either the sale of the real estate directly by the borrower, through foreclosure or repossession, or through loan workout efforts. The borrower for the other nonperforming real estate secured loan has entered into a bankruptcy court approved resolution program with the ongoing net cash flow generated from apartment rents from the property collateral being paid to the Bank. While bankruptcy filings have extended the time required to resolve some nonperforming loans, management continues to work with borrowers to resolve these situations as soon as possible.

Noninterest Income. Noninterest income increased by $647 thousand from $1.4 million for the year ended March 31, 2010 to $2.1 million for the year ended March 31, 2011. The increase of $647 thousand was primarily due to net gains on the sales and write-downs of investment securities which totaled $136 thousand for the year ended March 31, 2011 compared to net losses of $465 during the prior year, a $67 thousand increase in other income and a $44 thousand increase in brokerage income to $181 thousand as compared to $137 thousand at March 31, 2011. The aforementioned $67 thousand increase in other income was primarily the result of the change in net gain on sale of foreclosed property, which totaled $2 thousand for fiscal 2011, compared to a net loss of $62 thousand for fiscal 2010. These increases were partially offset by a $78 thousand decrease in gains on sale of loans. Income on bank-owned life insurance policies totaled $300 thousand during the year ended March 31, 2010 compared to $295 thousand during the year ended March 31, 2011.

Noninterest Expenses. Noninterest expenses increased by $523 thousand, or 3.5%, to $15.6 million during the year ended March 31, 2011 as compared to $15.1 million during the year ended March 31, 2010. This increase is primarily due to $1.2 million increase in salaries and benefits expenses and a $149 thousand increase in professional fees, partially offset by $590 thousand decrease in deposit insurance premiums expense and $244 thousand decrease in foreclosure and collection costs. Management continues to closely monitor operating expenses throughout the Company.

Salaries and employee benefits increased by $1.2 million, or 14.4%, to $9.1 million during the year ended March 31, 2011 as compared to $8.0 million during the year ended March 31, 2010 primarily due to increases of: $131 thousand for staffing increases and merit pay increases; $141 thousand for commissions primarily related to increased residential loan originations; $89 thousand for retirement benefits related to the aforementioned increases in salaries and commissions; $301 thousand for stock-related compensation; $80 thousand for increased contract labor, and a $150 thousand recovery from a vendor for a benefits related settlement that was recorded during fiscal 2010.

FDIC insurance premiums decreased by $590 thousand to $561 thousand during the year ended March 31, 2010 compared to $1.2 million during the year ended March 31, 2010 primarily due to a change in the calculation methodology mandated by the FDIC for deposit insurance premiums and lower deposit insurance costs due to declining average balances of deposits.

Advertising and marketing expenses increased by $30 thousand to $193 thousand during the year ended March 31, 2011 as compared to $163 thousand during the year ended March 31, 2010 as management strategically decided to increase advertising and marketing efforts on a limited basis in fiscal 2011.

Office occupancy and equipment expenses decreased by $47 thousand, or 2.2%, to $2.1 million during the year ended March 31, 2011 as compared $2.2 million during the year ended March 31, 2010 primarily due to decreases in the amortization of leasehold improvements and depreciation of furniture, fixtures and equipment, and maintenance costs, partially offset by increases in utilities, real estate taxes, security expenses and rents.

Data processing costs decreased by $10 thousand, or 1.2%, to $844 thousand during the year ended March 31, 2011 as compared to $854 thousand during the year ended March 31, 2010 due to decreases in certain processing costs.

Professional fees increased by $149 thousand, or 16.6%, to $1.0 million during the year ended March 31, 2011 as compared to $895 thousand for the year ended March 31, 2010 primarily due to increases in loan workout-related expenses and compliance-related costs, partially offset by lower legal fees.

Other expenses decreased by $163 thousand, or 8.59%, to $1.7 million during the year ended March 31, 2011 as compared to $1.9 million during the year ended March 31, 2010 primarily as a result of a decrease in OREO expenses of $244 thousand and other recruiting expenses of $27, partially offset by an increase of $33 thousand for telephone expenses and an increase in bank policy losses of $30 thousand.

Income Taxes. The effective income tax rates for the years ended March 31, 2011 and 2010 were 35.4% and 25.6%, respectively. The effective income tax rate for fiscal 2010 was affected by a one-time $271 thousand reduction in state income taxes associated with the Bank's sale of an investment security previously held by a subsidiary. The investment security was transferred to the Bank prior to the sale of the investment, which occurred during the fourth quarter of fiscal 2010.

Comparison of Financial Condition at March 31, 2011 and March 31, 2010

Total assets were $487.6 million at March 31, 2011 compared to $542.4 million at March 31, 2010, representing a decrease of $54.8 million, or 10.1%. The decrease in total assets reflected strategic actions taken by management to reduce risk and increase capital ratios in accordance with the Company's business plan, including the use of loan repayment and investment maturity and repayment proceeds to fund certain maturing deposits and borrowings. Total loans (excluding loans held for sale) were $394.2 million at March 31, 2011, compared to $461.5 million at March 31, 2010, representing a decrease of $67.3 million, or 14.6%. This decrease was primarily due to decreases in residential and home equity loans of $33.9 million and $391 thousand, respectively, as well as decreases in construction and land and commercial real estate loans of $31.1 million. Construction and land and commercial real estate loans declined as management de-emphasized this type of lending in the current economic environment in an effort to reduce risk and increase regulatory capital ratios in accordance with the Company's business plan. Residential and home equity loans decreased from $225.9 million at March 31, 2010 to $191.6 million at March 31, 2011 due to higher than expected residential loan payoffs. Commercial and industrial loans decreased from $4.0 million at March 31, 2010 to $2.2 million at March 31, 2011 primarily due to the scheduled repayment of principal. Management's efforts to reduce the levels of commercial real estate and construction loans are reflected in changes in the Bank's commercial real estate concentration ratio, which is calculated as total non-owner occupied commercial real estate and construction loans divided by the Bank's risk-based capital. At March 31, 2011, the commercial real estate concentration ratio was 330%, compared to a ratio of 466% at March 31, 2010.

The allowance for loan losses totaled $3.9 million at March 31, 2011 compared to $3.0 million at March 31, 2010, representing a net increase of $854 thousand, or 28.1%. This net increase was primarily due to a provision of $1.1 million resulting from management's review of the adequacy of the allowance for loan losses. Based upon management's regular analysis of the adequacy of the allowance for loan losses, management considered the allowance for loan losses to be adequate at both March 31, 2011 and March 31, 2010.

Management regularly assesses the desirability of holding newly originated residential mortgage loans in the Bank's portfolio or selling such loans in the secondary market. A number of factors are evaluated to determine whether or not to hold such loans in the Bank's portfolio including current and projected liquidity, current and projected interest rates, projected growth in other interest-earning assets and the current and projected interest rate risk profile. Based on its consideration of these factors, management determined that most long-term residential mortgage loans originated during the year ended March 31, 2011 should be sold in the secondary market, rather than being retained in the Bank's portfolio. The decision to sell or hold loans is made at the time the loan commitment is issued. Upon making a determination not to retain a loan, the Bank simultaneously enters into a best efforts forward commitment to sell the loan to manage the interest rate risk associated with the decision to sell the loan. Loans are sold servicing released.

Cash and cash equivalents totaled $40.9 million at March 31, 2011 compared to $16.5 million at March 31, 2010, representing an increase of $24.4 million. During the twelve months ended March 31, 2011, in general, proceeds from loan and investment pay-downs and maturities were utilized to fund deposit withdrawals and maturing borrowings, with the remaining funds contributing to the increase in cash and cash equivalents.

Investment securities totaled $35.3 million at March 31, 2011 compared to $44.5 million at March 31, 2010, representing a decrease of $9.2 million, or 20.7%. The decrease in investment securities is primarily due to the repayment of $9.1 million in principal on mortgage-backed securities, the sale of $3.3 million in corporate bonds, common stocks and preferred stocks, partially offset by the purchase of two government sponsored mortgage backed securities totaling $3.2 million and a net increase of $1.2 million in the fair value of available for sale securities. Stock in the FHLB of Boston totaled $8.5 million at both March 31, 2011 and March 31, 2010.

Banking premises and equipment, net, totaled $2.7 million and $2.8 million at March 31, 2011 and March 31, 2010, respectively.

Other real estate owned totaled $132 thousand at March 31, 2011, compared to $60 thousand at March 31, 2010 as one residential condominium foreclosed property was sold during the quarter ended June 30, 2010 and another residential condominium was acquired during the quarter ended December 31, 2010.

Deferred tax asset totaled $3.6 million at March 31, 2011 compared to $4.7 million at March 31, 2010. The decrease in deferred tax asset is primarily due to the sale of previously written-down preferred stock investments during the year ended March 31, 2011 resulting in a current tax deduction for the prior book write-down.

The cash surrender value of bank-owned life insurance policies is carried as an asset titled *"Bank-Owned Life Insurance"* and totaled $7.0 million at March 31, 2011 as compared to $6.7 million as of March 31, 2010.

Total deposits amounted to $309.1 million at March 31, 2011 compared to $339.2 million at March 31, 2010, representing a decrease of $30.1 million, or 8.9%. The decrease was a result of the combined effect of a $26.8 million decrease in certificates of deposit and a net decrease in core deposits of $3.3 million (consisting of all non-certificate accounts). Management utilized cash and short-term investments to fund certain maturing higher-cost certificates of deposit in an effort to improve the Company's net interest rate spread and net interest margin.

FHLB of Boston advances amounted to $117.4 million at March 31, 2011 compared to $143.5 million at March 31, 2010, representing a decrease of $26.1 million, or 18.2%, as maturing advances were not renewed but were instead funded with available cash.

The net increase in stockholders' equity from $45.1 million at March 31, 2010 to $47.1 million at March 31, 2011 is primarily the result of net income of $1.7 million, partially offset by $799 thousand of dividends paid to common and preferred shareholders.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. The Bank's principal sources of liquidity are customer deposits, short-term investments, repayments of loans, FHLB of Boston advances, maturities and repayments of various other investments, and funds from operations. These various sources of liquidity, as well as the Bank's ability to sell residential mortgage loans in the secondary market, are used to fund deposit withdrawals, loan originations and investment purchases and funds from operations. In addition, the Company has access to the capital markets to raise additional equity. On December 5, 2008, the Company sold $10.0 million of its preferred stock and issued a warrant to purchase common stock to the U.S. Department of Treasury under the TARP Capital Purchase Program. See "*—Troubled Asset Relief Program Capital Purchase Program*" above.

During the year ended March 31, 2011, the Bank decreased deposits by $30.1 million, or 8.9%. The decrease in deposits reflected strategic actions taken by management to reduce risk and increase capital ratios in accordance with the Company's business plan, which included the use of proceeds from loan repayments and investment maturities and repayments to fund certain maturing deposits and borrowings. Differences in deposit levels are primarily the result of management's decision to focus at various times on the use of deposits to fund growth while at other times to instead utilize FHLB of Boston advances. These decisions are based on the relative interest rates of the various sources of funds at any particular time.

On September 29, 2009, the FDIC adopted an Amended Restoration Plan to enable the Deposit Insurance Fund to return to its minimum reserve ratio of 1.15% over eight years. Under this plan, the FDIC did not impose a previously-planned second special assessment. On June 30, 2009, the Bank accrued the first special assessment which totaled $270 thousand and was paid on September 30, 2009. Also, the plan calls for deposit insurance premiums to increase by 3 basis points effective January 1, 2011. Additionally, to meet bank failure cash flow needs, the FDIC assessed a three year insurance premium prepayment, which was paid by banks in December 2009 and will cover the period of January 1, 2010 through December 31, 2012. The FDIC estimates that bank failures will cost the fund approximately $100 billion during the next three years, but only projects revenues of approximately $60 billion. The shortfall will be met through the collection of prepaid premiums, which is estimated to be $45 billion. The Bank's prepaid premium totaled $2.3 million and was paid during the quarter ended December 31, 2009, and is being amortized monthly over the three year period. This prepaid deposit premium is carried on the consolidated balance sheet in the other assets category and totaled $1.6 million at March 31, 2011.

At March 31, 2011, the Company had commitments to originate loans, unused outstanding lines of credit and undisbursed proceeds of loans totaling $27.6 million. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2011, the Company believes it has sufficient funds available to meet its current loan commitments.

The Bank is a voluntary member of the FHLB of Boston and has the ability to borrow up to the value of its qualified collateral that has not been pledged to others. Qualified collateral generally consists of FHLB of Boston stock, residential first mortgage loans, commercial real estate loans, U.S. Government and agencies securities, mortgage-backed securities and funds on deposit at the FHLB of Boston. At March 31, 2011 and 2010, the Bank had outstanding FHLB of Boston advances of $117.4 and $143.5 million, respectively. At March 31, 2011, the Bank had approximately $53.6 million in unused borrowing capacity at the FHLB of Boston.

The Bank also may obtain funds from the Federal Reserve Bank of Boston, the Co-operative Central Bank Reserve Fund and through a retail CD brokerage agreement with a major brokerage firm. The Bank views these borrowing facilities as secondary sources of liquidity and has had no immediate need to use them.

Commitments, Contingencies and Off-Balance Sheet Risk

In the normal course of operations, the Company engages in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in its consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit.

For the year ended March 31, 2011, the Company engaged in no off-balance sheet transactions reasonably likely to have a material effect on its financial condition, results of operations or cash flows.

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 45 days. Most home equity line commitments are for a term of 15 years, and commercial lines of credit are generally renewable on an annual basis. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At March 31, 2011, the Company had commitments to originate loans, unused outstanding lines of credit and undisbursed proceeds of loans totaling $27.6 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Commitments to sell loans held for sale are agreements to sell loans on a best efforts delivery basis to a third party at an agreed upon price. Additionally, these loans are sold servicing released and without recourse.

On September 16, 2004 the Company completed a $5.1 million trust preferred securities financing through Central Bancorp Capital Trust I. On January 31, 2007, the Company completed a trust preferred securities financing in the amount of $5.9 million through Central Bancorp Statutory Trust II. Central Bancorp Capital Trust I and Central Bancorp Statutory Trust II are the Company's only special purpose subsidiaries. The Company, within the financing transactions and concurrent with the issuance of the junior subordinated debentures and the trust preferred securities, issued guarantees related to the trust securities of both trusts for the benefit of their respective holders. Refer to Note 1, "Subordinated Debentures," in Notes to the Consolidated Financial Statements for more detail.

Management believes that, at March 31, 2011, the Company and Bank have adequate sources of liquidity to fund these commitments.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this Annual Report on Form 10-K have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike many industrial companies, substantially all of the assts and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

Capital Resources

The Company and the Bank are required to maintain minimum capital ratios pursuant to the federal prompt corrective action regulations. These regulations establish a risk-adjusted ratio relating capital to different categories of balance sheet assets and off-balance sheet obligations. Two categories of capital are defined: Tier 1 or core capital (stockholders' equity) and Tier 2 or supplementary capital. Total capital is the sum of both Tier 1 and Tier 2 capital. According to the federal prompt corrective action regulations, Tier 1 capital must represent at least 50% of qualifying total capital. At March 31, 2011, the minimum total risk-based capital ratio required to be well-capitalized was 10.00%. The Company's and the Bank's total risk-based capital ratios at March 31, 2011 were 18.53% and 16.72%, respectively.

To complement the risk-based standards, the FDIC has also adopted a leverage ratio (adjusted stockholders' equity divided by total average assets) of 3.00% for the most highly rated banks and 4.00% for all others. The leverage ratio is to be used in tandem with the risk-based capital ratios as the minimum standards for banks. The Company's and the Bank's leverage ratios were 10.66% and 9.58%, respectively, at March 31, 2011.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's earnings are largely dependent on its net interest income, which is the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Company seeks to reduce its exposure to changes in interest rates, or market risk, through active monitoring and management of its interest-rate risk exposure. The policies and procedures for managing both on- and off-balance sheet activities are established by the Bank's asset/liability management committee ("ALCO"). The Board of Directors reviews and approves the ALCO policy annually and monitors related activities on an ongoing basis.

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its lending, borrowing and deposit taking activities.

The main objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Bank's net interest income and preserve capital, while adjusting the Bank's asset/liability structure to control interest-rate risk. However, a sudden and substantial increase or decrease in interest rates may adversely impact earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

The Company quantifies its interest-rate risk exposure using a sophisticated simulation model. Simulation analysis is used to measure the exposure of net interest income to changes in interest rates over a specific time horizon. Simulation analysis involves projecting future interest income and expense under various rate scenarios. The simulation is based on forecasted cash flows and assumptions of management about the future changes in interest rates and levels of activity (loan originations, loan prepayments, deposit flows, etc). The assumptions are inherently uncertain and, therefore, actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and strategies. The net interest income projection resulting from the use of forecasted cash flows and management's assumptions is compared to net interest income projections based on immediate shifts of 300 basis points upward and 50 basis points downward for fiscal 2011, and 300 basis points upward and 50 basis points downward for fiscal year 2010. Internal guidelines on interest rate risk state that for every 100 basis points immediate shift in interest rates, estimated net interest income over the next twelve months should decline by no more than 5%. Management's decision to utilize different rate shift scenarios at March 31, 2011 as compared to those used at March 31, 2010, is based on the overall lower interest rate environment that existed at March 31, 2011 when compared to March 31, 2010.

The following table indicates the projected change in net interest income, and sets forth such change as a percentage of estimated net interest income, for the twelve-month period following the date indicated assuming an immediate and parallel shift for all market rates with other rates adjusting to varying degrees in each scenario based on both historical and expected spread relationships:

	Twelve months following at March 31,			
	2011		2010	
	Amount	% Change	Amount	% Change
	(Dollars in Thousands)			
300 basis point increase in rates	$(1,095)	(6.58)%	$(1,631)	(9.00)%
50 basis point decrease in rates	(282)	(1.69)	(131)	(0.72)

As noted, this policy provides broad, visionary guidance for managing the Bank's balance sheet, not absolute limits. When the simulation results indicate a variance from stated parameters, ALCO will intensify its scrutiny of the reasons for the variance and take whatever actions are deemed appropriate under the circumstances.

Item 8. Financial Statements and Supplementary Data

	Page
Consolidated Balance Sheets at March 31, 2011 and 2010	52
Consolidated Statements of Operations for the Years Ended March 31, 2011 and 2010	53
Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income for the Years Ended March 31, 2011 and 2010	54
Consolidated Statements of Cash Flows for the Years Ended March 31, 2011 and 2010	56
Notes to Consolidated Financial Statements	57
Reports of Independent Registered Public Accounting Firms	92

CENTRAL BANCORP, INC. AND SUBSIDIARY
Consolidated Balance Sheets
(Dollars in Thousands, Except Share and Per Share Data)

	March 31, 2011	March 31, 2010
ASSETS		
Cash and due from banks	$ 3,728	$ 4,328
Short-term investments	37,190	12,208
Cash and cash equivalents	40,918	16,536
Investment securities available for sale, at fair value (Note 2)	25,185	34,368
Stock in Federal Home Loan Bank of Boston, at cost (Notes 2 and 7)	8,518	8,518
The Co-operative Central Bank Reserve Fund, at cost (Note 2)	1,576	1,576
Total investments	35,279	44,462
Loans held for sale, at fair value	--	392
Loans (Note 3)	394,217	461,510
Less allowance for loan losses (Note 3)	(3,892)	(3,038)
Loans, net	390,325	458,472
Accrued interest receivable	1,496	1,896
Banking premises and equipment, net (Note 4)	2,705	2,759
Deferred tax asset, net (Note 8)	3,600	4,681
Other real estate owned (Note 5)	132	60
Goodwill, net	2,232	2,232
Bank-owned life insurance	6,972	6,686
Other assets	3,966	4,268
Total assets	$487,625	$542,444
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits (Note 6)	$309,077	$339,169
Federal Home Loan Bank advances (Notes 2 and 7)	117,351	143,469
Subordinated debentures	11,341	11,341
Advance payments by borrowers for taxes and insurance	1,387	1,649
Accrued expenses and other liabilities	1,348	1,703
Total liabilities	440,504	497,331
Commitments and Contingencies (Notes 8, 9 and 12)		
Stockholders' equity (Note 10):		
Preferred stock – Series A Fixed Rate Cumulative Perpetual, $1.00 par value; 5,000,000 shares authorized; 10,000 shares issued and outstanding at March 31, 2011 and 2010, with a liquidation preference and redemption value of $10,063,889 at March 31, 2011 and 2010 (Note 13)	9,709	9,589
Common stock $1.00 par value; 15,000,000 shares authorized; 1,681,071 and 1,667,151 shares issued and outstanding at March 31, 2011 and 2010, respectively	1,681	1,667
Additional paid-in capital	4,589	4,291
Retained income	35,288	34,482
Accumulated other comprehensive income (Notes 1,2 and 11)	892	810
Unearned compensation – Employee Stock Ownership Plan (Note 11)	(5,038)	(5,726)
Total stockholders' equity	47,121	45,113
Total liabilities and stockholders' equity	$487,625	$542,444

See accompanying notes to consolidated financial statements.

CENTRAL BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Operations
(In Thousands, Except Share And Per Share Data)

	Years Ended March 31, 2011	2010
Interest and dividend income:		
Mortgage loans	$23,707	$26,694
Other loans	226	320
Investments	1,301	1,473
Short-term investments	71	50
Total interest and dividend income	25,305	28,537
Interest expense:		
Deposits	2,399	4,468
Advances from Federal Home Loan Bank of Boston	4,966	6,478
Other borrowings	558	578
Total interest expense	7,923	11,524
Net interest and dividend income	17,382	17,013
Provision for loan losses (Note 3)	1,100	600
Net interest and dividend income after provision for loan losses	16,282	16,413
Noninterest income:		
Deposit service charges	1,003	985
Net gain (loss) from sales and write-downs of investment securities (Note 2)	136	(465)
Net gains on sales of loans	251	329
Bank-owned life insurance income	295	300
Brokerage income	181	137
Other income	192	125
Total noninterest income	2,058	1,411
Noninterest expenses:		
Salaries and employee benefits (Note 11)	9,145	7,991
Occupancy and equipment (Note 4)	2,137	2,184
Data processing fees	844	854
Professional fees	1,044	895
FDIC deposit premiums	561	1,151
Advertising and marketing	193	163
Other expenses	1,745	1,908
Total noninterest expenses	15,669	15,146
Income before income taxes	2,671	2,678
Provision for income taxes (Note 8)	946	685
Net income	$ 1,725	$ 1,993
Net income available to common stockholders	$ 1,105	$ 1,380
Earnings per common share (Note 1)		
Basic	$ 0.74	$ 0.95
Diluted	$ 0.68	$ 0.92
Weighted average common shares outstanding – basic	1,503,719	1,457,232
Weighted average common and equivalent shares outstanding – diluted	1,621,182	1,499,912

See accompanying notes to consolidated financial statements.

CENTRAL BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
(In Thousands, except per share data)

	Number of Shares of Series A Preferred Stock	Series A Preferred Stock	Number of Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Income	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation-ESOP	Total Stockholders' Equity
Balance at March 31, 2009	10,000	$9,476	1,639,951	$1,640	$4,371	$33,393	$ (2,226)	$ (6,415)	$ 40,239
Net income	--	--	--	--	--	1,993	--	--	1,993
Other comprehensive income, net of taxes of $2.0 million:									
Unrealized gain on post retirement benefits, net of taxes of $17 thousand	--	--	--	--	--	--	24	--	24
Unrealized gain on securities, net of reclassification adjustment (Note 2) and taxes of $2.0 million	--	--	--	--	--	--	3,012	--	3,012
Comprehensive income									5,029
Dividends paid to common stockholder ($0.20 per share)	--	--	--	--	--	(291)	--	--	(291)
Preferred stock accretion of discount and issuance costs	--	113	--	--	--	(113)	--	--	--
Dividends paid on preferred stock	--	--	--	--	--	(500)	--	--	(500)
Grant of restricted common stock	--	--	30,000	30	(30)	--	--	--	--
Forfeiture of restricted common stock	--	--	(2,800)	(3)	3	--	--	--	--
Stock-based compensation (Note 1)	--	--	--	--	321	--	--	--	321
Amortization of unearned compensation - ESOP	--	--	--	--	(374)	--	--	689	315
Balance at March 31, 2010	10,000	$9,589	1,667,151	$ 1,667	$4,291	$ 34,482	$ 810	$(5,726)	$45,113
Net income	--	--	--	--	--	1,725	--	--	1,725
Other comprehensive gain, net of tax expense of $50 thousand:									
Unrealized loss on post retirement benefits, net of tax benefit of $22 thousand	--	--	--	--	--	--	(30)	--	(30)
Unrealized gain on securities, net of reclassification adjustment (Note 2) and taxes of $72 thousand	--	--	--	--	--	--	112	--	112
Comprehensive income									1,807
Dividends paid to common stockholders ($0.20 per share)	--	--	--	--	--	(299)	--	--	(299)
Preferred stock accretion of discount and issuance costs	--	120	--	--	--	(120)	--	--	--
Dividends paid on preferred stock	--	--	--	--	--	(500)	--	--	(500)
Grants of restricted and unrestricted common stock	--	--	13,920	14	(14)	--	--	--	--
Stock-based compensation (Note 1)	--	--	--	--	512	--	--	--	512
Amortization of unearned compensation – ESOP	--	--	--	--	(200)	--	--	688	488
Balance at March 31, 2011	10,000	$9,709	1,681,071	$ 1,681	$4,589	$ 35,288	$ 892	$(5,038)	$47,121

See accompanying notes to consolidated financial statements

CENTRAL BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (continued)

(In Thousands)

The Company's other comprehensive income and related tax effect for the years ended March 31, 2011 and 2010 are as follows:

	Before-Tax Amount	Tax Expense (Benefit)	After-Tax Amount
Year ended March 31, 2011			
Unrealized loss on post-retirement benefits	$ (52)	$ (22)	$ (30)
Unrealized gains on securities:			
Unrealized net holding gains during period	320	127	193
Less: reclassification adjustment for net gains included in net income	136	55	81
Other comprehensive income	$ 132	$ 50	$ 82

	Before Tax Amount	Tax Expense (Benefit)	After-Tax Amount
Year ended March 31, 2010			
Unrealized gain on post-retirement benefits	$ 41	$ 17	$ 24
Unrealized gains on securities:			
Unrealized net holding gains during period	4,553	1,816	2,737
Less: reclassification adjustment for net losses included in net income	(465)	(190)	(275)
Other comprehensive income	$ 5,059	$ 2,023	$ 3,036

See accompanying notes to consolidated financial statements.

CENTRAL BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Years Ended March 31,	
	2011	2010
Cash flows from operating activities:		
Net income	$ 1,725	$ 1,993
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	623	773
Amortization of premiums	218	369
Provision for loan losses	1,100	600
Stock-based compensation and amortization of unearned compensation -- ESOP	1,000	636
Deferred tax provision	941	896
Net (gains) losses from sales and write-downs of investment securities	(136)	465
Bank-owned life insurance income	(286)	(300)
Gains on sales of loans held for sale	(251)	(329)
Originations of loans held for sale	(20,795)	(36,052)
Proceeds from the sale of loans originated for sale	21,438	39,197
(Gain) loss on sale of other real estate	(2)	60
Gain on sale of equipment	--	(5)
Decrease (increase) in accrued interest receivable	400	(37)
Decrease (increase) in other assets, net	302	(1,230)
Decrease in accrued expenses and other liabilities, net	(317)	(317)
Net cash provided by operating activities	5,960	6,719
Cash flows from investing activities:		
Loan principal collections (originations), net	66,915	(1,670)
Principal payments on mortgage-backed securities	9,137	14,225
Purchases of investment securities	(3,223)	(11,026)
Proceeds from sales of investment securities	3,371	335
Maturities and calls of investment securities	--	1,500
Purchases of banking premises and equipment	(569)	(214)
Net expenditures on other real estate	--	16
Proceeds from sale of equipment	--	10
Proceeds from sales of other real estate	62	2,926
Net cash provided by investing activities	75,693	6,102
Cash flows from financing activities:		
Net decrease in deposits	(30,092)	(35,905)
(Increase) decrease in payments by borrowers for taxes and insurance	(262)	117
Advances from FHLB of Boston	--	26,000
Repayment of advances from FHLB of Boston	(26,118)	(27,114)
Repayments of short-term borrowings	--	(1,014)
Cash dividends paid	(799)	(791)
Net cash used in financing activities	(57,271)	(38,707)
Net increase (decrease) in cash and cash equivalents	24,382	(25,886)
Cash and cash equivalents at beginning of year	16,536	42,422
Cash and cash equivalents at end of year	$40,918	$16,536
Cash paid (received) during the period for:		
Interest	$ 8,043	$11,610
Income taxes	--	(813)
Supplemental disclosure of non-cash investing and financing activities:		
Loans transferred to other real estate owned	$ 132	$ 77
Accretion of Series A preferred stock discount and issuance costs	120	113

See accompanying notes to consolidated financial statements

CENTRAL BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2011

Note 1. Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of Central Bancorp, Inc. (the "Company"), a Massachusetts corporation, and its wholly owned subsidiary, Central Co-operative Bank (the "Bank"), as well as the wholly owned subsidiaries of the Bank, Central Securities Corporation, Central Securities Corporation II, and Metro Real Estate Holdings, LLC.

The Company was organized at the direction of the Bank in September 1998 to acquire all of the capital stock of the Bank upon the consummation of the reorganization of the Bank into the holding company form of ownership. This reorganization was completed in January 1999. The Bank was organized as a Massachusetts chartered co-operative bank in 1915 and converted from mutual to stock form of ownership in 1986. The primary business of the Bank is to generate funds in the form of deposits and use the funds to make mortgage loans for the construction, purchase and refinancing of residential properties, and to make loans on commercial real estate in its market area. The Bank is subject to competition from other financial institutions. The Company is subject to the regulations of, and periodic examinations by the Federal Reserve Bank ("FRB"), the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks. The Bank's deposits are insured by the Deposit Insurance Fund of the FDIC for deposits up to $250,000 for most accounts and up to $250,000 for retirement accounts and the Share Insurance Fund ("SIF") for deposits in excess of the FDIC limits. Additionally, during 2010, amendments to the Federal Deposit Insurance Act were enacted, providing unlimited insurance coverage for noninterest bearing transaction accounts beginning December 31, 2010, through December 31, 2012.

The Company conducts its business through one operating segment, the Bank. Most of the Bank's activities are with customers located in eastern Massachusetts. As set forth in Note 3 herein, the Bank concentrates in real estate lending. Management believes that the Bank does not have any significant concentrations in any one customer or industry.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated in consolidation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the year. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the allowance for loan losses, fair value of other real estate owned, fair value of investments and other-than-temporary impairment, income taxes, accounting for goodwill and impairment, and stock-based compensation.

The Company owns 100% of the common stock of Central Bancorp Capital Trust I ("Trust I") and Central Bancorp Statutory Trust II ("Trust II"), which have issued trust preferred securities to the public in private placement offerings. In accordance with Accounting Standards Codification ("ASC") 860 *Transfers and Servicing*, neither Trust I nor Trust II are included in the Company's consolidated financial statements (See "Subordinated Debentures" below).

The following is a summary of the significant accounting policies adopted by the Company and the Bank:

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, money market mutual fund investments, federal funds sold and other short-term investments having an original maturity at date of purchase of 90 days or less.

The Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. Such required reserves are calculated based upon deposit levels and amounted to approximately $2.2 million at March 31, 2011.

Investments

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums and accretion of discounts, both computed by a method that approximates the effective yield method. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available for sale and reported at fair value, with unrealized gains and losses determined by management to be temporary excluded from earnings and reported as a separate component of stockholders' equity and comprehensive income. At March 31, 2011 and 2010, all of the Bank's investment securities were classified as available for sale.

Gains and losses on sales of securities are recognized when realized with the cost basis of investments sold determined on a specific-identification basis. Premiums and discounts on investment and mortgage-backed securities are amortized or accreted to interest income over the actual or expected lives of the securities using the level-yield method.

If a decline in fair value below the amortized cost basis of an investment is judged to be other-than-temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write-down is included in the results of operations. For debt securities, when the Bank does not intend to sell the security, and it is more-likely-than-not that the Bank will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment loss in earnings, and the remaining portion in other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as estimated based on the cash flows projections discounted at the applicable original yield of the security.

The Company's investments in the Federal Home Loan Bank of Boston and the Co-operative Central Bank Reserve Fund are accounted for at cost. Such investments are reviewed for impairment when impairment indications are present. Factors considered in determining impairment include a current financial analysis of the issuer and an assessment of future financial performance.

Loans

Loans that management has the intent and ability to hold for the foreseeable future are reported at the principal amount outstanding, adjusted by unamortized discounts, premiums, and net deferred loan origination costs and fees.

Loans classified as held for sale are stated at the lower of aggregate cost or fair value. Fair value is estimated based on outstanding investor commitments. Net unrealized losses, if any, are provided for in a valuation allowance by charges to operations. The Company enters into forward commitments (generally on a best efforts delivery basis) to sell loans held for sale in order to reduce market risk associated with the origination of such loans. Loans held for sale are sold on a servicing released basis. As of March 31, 2011 loans held for sale totaled $0 compared to $392 thousand at March 31, 2010, and, at that date, the aggregate cost of loans held for sale approximated fair value.

Mortgage loan commitments that relate to the origination of a mortgage that will be held for sale upon funding are considered derivative instruments. Loan commitments that are derivatives are recognized at fair value on the consolidated balance sheet in other assets and other liabilities with changes in their fair values recorded in noninterest income.

The Company carefully evaluates all loan sales agreements to determine whether they meet the definition of a derivative as facts and circumstances may differ significantly. If agreements qualify, to protect against the price risk inherent in derivative loan commitments, the Company generally uses "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments. Mandatory delivery contracts are accounted for as derivative instruments. Accordingly, forward loan sale commitments are recognized at fair value on the consolidated balance sheet in other assets and liabilities with changes in their fair values recorded in other noninterest income.

Loan origination fees, net of certain direct loan origination costs, are deferred and are amortized into interest income over the contractual loan term using the level-yield method. At March 31, 2011 and 2010, net deferred loan fees of $23 thousand and net deferred loan costs of $88 thousand, respectively, were included with the related loan balances for financial presentation purposes.

Interest income on loans is recognized on an accrual basis using the simple interest method only if deemed collectible. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans and amortization of net deferred loan fees or costs are discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due 90 days with respect to interest or principal. The accrual on some loans, however, may continue even though they are more than 90 days past due if management deems it appropriate, provided that the loans are well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Loans are classified as impaired when it is probable that the Bank will not be able to collect all amounts due in accordance with the contractual terms of the loan agreement. Impaired loans, except those loans that are accounted for at fair value or at lower of cost or fair value such as loans held for sale, are accounted for at the present value of the expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient in the case of collateral dependent loans, the lower of the fair value of the collateral less selling and other costs, or the recorded amount of the loan. In evaluating collateral values for impaired loans, management obtains new appraisals or opinions of value when deemed necessary and may discount those appraisals depending on the likelihood of foreclosure, generally by 20 percent to 30 percent. Other factors considered by management when discounting appraisals are the age of the appraisal, availability of comparable properties, geographic considerations, and property type. Management considers the payment status, net worth and earnings potential of the borrower, and the value and cash flow of the collateral as factors to determine if a loan will be paid in accordance with its contractual terms. Management does not set any minimum delay of payments as a factor in reviewing for impairment classification. For all loans, charge-offs occur when management believes that the collectibility of a portion or all of the loan's principal balance is remote. Management considers nonaccrual loans, except for certain nonaccrual residential and consumer loans, to be impaired. However, all troubled debt restructurings ("TDRs") are considered to be impaired. A TDR occurs when the Bank grants a concession to a borrower with financial difficulties that it would not otherwise consider. The majority of TDRs involve a modification in loan terms such as a temporary reduction in the interest rate or a temporary period of interest only, and escrow (if required). TDRs are accounted for as set forth in ASC 310 *Receivables* ("ASC 310"). A TDR is typically on non-accrual until the borrower successfully performs under the new terms for at least six consecutive months. However, a TDR may be kept on accrual immediately following the restructuring in those instances where a borrower's payments are current prior to the modification and management determines that principal and interest under the new terms are fully collectible.

Existing performing loan customers who request a loan (non-TDR) modification and who meet the Bank's underwriting standards may, usually for a fee, modify their original loan terms to terms currently offered. The modified terms of these loans are similar to the terms offered to new customers with similar credit, income, and collateral. Each modification is examined on a loan-by-loan basis and if the modification of terms represents more than a minor change to the loan, then the unamortized balance of the pre-modification deferred fees or costs associated with the mortgage loan are recognized in interest income at the time of the modification. If the modification of terms does not represent more than a minor change to the loan, then the unamortized balance of the pre-modification deferred fees or costs continue to be deferred and amortized over the remaining life of the loan.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level determined to be adequate by management to absorb probable losses based on an evaluation of known and inherent risks in the portfolio. This allowance is increased by provisions charged to operating expense and by recoveries on loans previously charged-off, and reduced by charge-offs on loans or reductions in the provision credited to operating expense.

The Bank provides for loan losses in order to maintain the allowance for loan losses at a level that management estimates is adequate to absorb probable losses based on an evaluation of known and inherent risks in the portfolio. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of underlying collateral, financial condition of the borrower, prevailing economic conditions, the nature and volume of the loan portfolio and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and provides for loan losses monthly when appropriate to maintain the adequacy of the allowance.

Regarding impaired loans, the Bank individually evaluates each loan and documents what management believes to be an appropriate reserve level in accordance with ASC 310. If management does not believe that any separate reserves for such loans are deemed necessary at the evaluation date in accordance with ASC 310, such loans would continue to be evaluated separately and will not be returned to be included in the general ASC 450 *Contingencies* ("ASC 450") formula based reserve calculation. In evaluating impaired loans, all related management discounts of appraised values, selling and resolution costs are taken into consideration in determining the level of reserves required when appropriate.

The methodology employed in calculating the allowance for loan losses is portfolio segmentation. For the commercial real estate ("CRE") portfolio, this is further refined through stratification within each segment based on loan-to-value (LTV) ratios. The CRE portfolio is further segmented by type of properties securing those loans. This approach allows the Bank to take into consideration the fact that the various sectors of the real estate market change value at differing rates and thereby present different risk levels. CRE loans are segmented into the following categories:

- Apartments
- Offices
- Retail
- Mixed Use
- Industrial/Other

Monthly, CRE loans are segmented using the above collateral-types and three LTV ratio categories: <40%, 40%-60%, and >60%. While these ranges are subjective, management feels that each category represents a significantly different degree of risk from the other. CRE loans carrying higher LTV ratios are assigned incrementally higher ASC 450 reserve rates. Annually, for the CRE portfolio, management adjusts the appraised values which are used to calculate LTV ratios in our allowance for loan losses calculation. The data is provided by an independent appraiser and it indicates annual changes in value for each property type in the Bank's market area for the last ten years. Management then adjusts the appraised or most recent appraised values based on the year the appraisal was made. These adjustments are believed to be appropriate based on the Bank's own experience with collateral values in its market area in recent years. Based on the Company's allowance for loan loss methodology with respect to CRE, unfavorable trends in the value of real estate will increase the level of the Company's ASC 450 allowance for loan losses.

In developing ASC 450 reserve levels, regulatory guidance suggests using the Bank's charge-off history as a starting point. The Bank's charge-off history in recent years has been minimal. The charge-off ratios are then adjusted based on trends in delinquent and impaired loans, trends in charge-offs and recoveries, trends in underwriting practices, experience of loan staff, national and local economic trends, industry conditions, and changes in credit concentrations. There is a concentration in CRE loans, but the concentration is decreasing. Management's efforts to reduce the levels of commercial real estate and construction loans are reflected in changes in the Bank's commercial real estate concentration ratio, which is calculated as total non-owner occupied commercial real estate and construction loans divided by the Bank's risk-based capital. At March 31, 2011, the commercial real estate concentration ratio was 330%, compared to a ratio of 466% at March 31, 2010, and 600% at March 31, 2009.

Residential loans, home equity loans and consumer loans, other than TDRs and loans in the process of foreclosure or repossession, are collectively evaluated for impairment. In addition to our charge-off experience, factors considered in determining the appropriate ASC 450 reserve levels are trends in delinquent and impaired loans, changes in the value of collateral, trends in charge-offs and recoveries, trends in underwriting practices, experience of loan staff, national and local economic trends, industry conditions, and changes in credit concentrations. TDRs and loans that are in the process of foreclosure or repossession are evaluated under ASC 310.

Commercial and Industrial and construction loans that are not impaired are evaluated under ASC 450 and factors considered in determining the appropriate reserve levels include trends in delinquent and impaired loans, changes in the value of collateral, trends in charge-offs and recoveries, trends in underwriting practices, experience of loan staff, national and local economic trends, industry conditions, and changes in credit concentrations. Those loans that are individually reviewed for impairment are evaluated according to ASC 310.

During the year ended March 31, 2011, management increased the ASC 450 loss factors related to trends in delinquent and impaired loans for residential condominium and commercial real estate loans, increased loss factors related to national and local economic conditions for commercial real estate loans, and increased the loss factors related to changes in collateral values for residential loans. As a result of the aforementioned ASC 450 factor changes, the impact to the allowance for loan losses were increases in ASC 450 reserves of $57 thousand for residential and residential condominium loans and $48 thousand for CRE loans.

Although management uses available information to establish the appropriate level of the allowance for loan losses, future additions or reductions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in loan composition or volume, changes in economic market area conditions or other factors. As a result, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect the Company's operating results. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination. Management currently believes that there are adequate reserves and collateral securing non-performing loans to cover losses that may result from these loans at March 31, 2011.

In the ordinary course of business, the Bank enters into commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable. The credit risk associated with these commitments is evaluated in a manner similar to the allowance for loan losses. The reserve for unfunded lending commitments is included in other liabilities in the balance sheet. At March 31, 2011 and 2010, the reserve for unfunded commitments was not significant.

Subordinated Debentures

On September 16, 2004, the Company completed a trust preferred securities financing in the amount of $5.1 million. In the transaction, the Company formed a Delaware statutory trust, known as Central Bancorp Capital Trust I ("Trust I"). Trust I issued and sold $5.1 million of trust preferred securities in a private placement and issued $158,000 of trust common securities to the Company. Trust I used the proceeds of these issuances to purchase $5.3 million of the Company's floating rate junior subordinated debentures due September 16, 2034 (the "Trust I Debentures"). The interest rate on the Trust I Debentures and the trust preferred securities is variable and adjustable quarterly at 2.44% over three-month LIBOR. At March 31, 2011 the interest rate was 2.75%. The Trust I Debentures are the sole assets of Trust I and are subordinate to all of the Company's existing and future obligations for borrowed money. With respect to Capital Trust I, the trust preferred securities and debentures each have 30-year lives and may be callable by the Company or the Trust, at their respective option, after five years, and sooner in the case of certain specific events, including in the event that the securities are not eligible for treatment as Tier 1 capital, subject to prior approval by the Federal Reserve Board, if then required. Interest on the trust preferred securities and the debentures may be deferred at any time or from time to time for a period not exceeding 20 consecutive quarterly periods (five years), provided there is no event of default.

On January 31, 2007, the Company completed a trust preferred securities financing in the amount of $5.9 million. In the transaction, the Company formed a Connecticut statutory trust, known as Central Bancorp Statutory Trust II ("Trust II"). Trust II issued and sold $5.9 million of trust preferred securities in a private placement and issued $183,000 of trust common securities to the Company. Trust II used the proceeds of these issuances to purchase $6.1 million of the Company's floating rate junior subordinated debentures due March 15, 2037 (the "Trust II Debentures"). From January 31, 2007 until March 15, 2017 (the "Fixed Rate Period"), the interest rate on the Trust II Debentures and the trust preferred securities is fixed at 7.015% per annum. Upon the expiration of the Fixed Rate Period, the interest rate on the Trust II Debentures and the trust preferred securities will be at a variable per annum rate, reset quarterly, equal to three month LIBOR plus 1.65%. The Trust II Debentures are the sole assets of Trust II. The Trust II Debentures and the trust preferred securities each have 30-year lives. The trust preferred securities and the Trust II Debentures will each be callable by the Company or Trust II, at their respective option, after ten years, and sooner in certain specific events, including in the event that the securities are not eligible for treatment as Tier 1 capital, subject to prior approval by the Federal Reserve Board, if then required. Interest on the trust preferred securities and the Trust II Debentures may be deferred at any time or from time to time for a period not exceeding 20 consecutive quarterly payments (five years), provided there is no event of default.

The trust preferred securities generally rank equal to the trust common securities in priority of payment, but will rank prior to the trust common securities if and so long as the Company fails to make principal or interest payments on the Trust I and/or the Trust II Debentures. Concurrently with the issuance of the Trust I and the Trust II Debentures and the trust preferred securities, the Company issued guarantees related to each trust's securities for the benefit of the respective holders of Trust I and Trust II.

Income Taxes

The Company recognizes income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the accounting basis and the tax basis of the Bank's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Bank's deferred tax asset is reviewed periodically and adjustments to such asset are recognized as deferred income tax expense or benefit based on management's judgments relating to the realizability of such asset.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more-likely-than-not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the statement of income.

Banking Premises and Equipment

Land is stated at cost. Buildings, leasehold improvements and equipment are stated at cost, less allowances for depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets or terms of the leases, if shorter. Rental payments under long-term leases are charge to expense on a straight-line basis over the life of the lease.

Other Real Estate Owned

Other real estate owned ("OREO") is recorded at the lower of book value, or fair market value less estimated selling costs. Subsequent to foreclosure, valuations are periodically performed by management and asset values are adjusted downward if necessary.

Accounting for Goodwill and Impairment

ASC 350, *Intangibles – Goodwill and Other*, ("ASC 350") addresses the method of identifying and measuring goodwill and other intangible assets having indefinite lives acquired in a business combination, eliminates further amortization of goodwill and requires periodic impairment evaluations of goodwill using a fair value methodology prescribed in ASC 350. In accordance with ASC 350, the Company does not amortize the goodwill balance of $2.2 million. The Company consists of a single reporting unit. Impairment testing is required at least annually or more frequently as a result of an event or change in circumstances (*e.g.*, recurring operating losses by the acquired entity) that would indicate an impairment adjustment may be necessary. The Company adopted December 31 as its assessment date. Annual impairment testing was performed during each year and in each analysis, it was determined that an impairment charge was not required. The most recent testing was performed as of December 31, 2010 utilizing average earnings and average book and tangible book multiples of sales transactions of banks considered to be comparable to the Company, and management determined that no impairment existed at that date. Management utilized 2010 sales transaction data of financial institutions in the New England area of similar size, credit quality, net income, and return on average assets levels and management believes that the overall assumptions utilized in the testing process were reasonable. During the December 31, 2010 impairment testing management also considered utilizing market capitalization, but ultimately concluded that it was not an appropriate measure of the Company's fair value due to the overall depressed valuations in the financial sector and the significance of the Company's insider ownership and the lack of volume in trading in the Company's shares of common stock. Management also does not believe that this measure generally reflects the premium that a buyer would typically pay for a controlling interest. No events have occurred during the three months ended March 31, 2011 which would indicate that the impairment test would need to be re-performed.

Pension Benefits and Other Post-Retirement Benefits

The Bank provides pension benefits for its employees in a multi-employer pension plan through membership in the Co-operative Banks Employees Retirement Association. Pension costs are funded as they are accrued and are accounted for on a defined contribution plan basis.

The Bank maintains supplemental retirement plans ("SERP") for two highly compensated employees designed to offset the impact of regulatory limits on benefits under qualified pension plans. The Bank recognizes retirement expense based upon an annual analysis performed by a benefits administrator. Annual SERP expense can vary based upon changes in factors such as changes in salaries or estimated retirement ages.

The Bank also maintains a post-retirement medical insurance plan and life insurance plan for certain individuals. The Bank recognizes the over funded or under funded status of the plan as an asset or liability in its statement of financial condition and recognizes changes in that funded status in the year in which the changes occur through other comprehensive income as set forth by ASC 715 *Compensation – Retirement Benefits* ("ASC 715").

Related Party Transactions

Directors and officers of the Company and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of management, the transactions with related parties did not involve more than normal risks of collectibility, nor favored treatment or terms, nor present other unfavorable features.

Stock-Based Compensation

The Company accounts for stock based compensation pursuant to ASC 718 *Compensation–Stock Compensation* ("ASC 718"). The Company uses the Black-Scholes option pricing model as its method for determining fair value of stock option grants. The Company has previously adopted two qualified stock option plans for the benefit of officers and other employees under which an aggregate of 281,500 shares have been reserved for issuance. One of these plans expired in 1997 and the other plan expired in 2009. All awards under the plan that expired in 2009 were granted by the end of 2005. Awards outstanding at the time the plans expire will continue to remain outstanding according to their terms.

On July 31, 2006, the Company's stockholders approved the Central Bancorp, Inc. 2006 Long-Term Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, 150,000 shares have been reserved for issuance as options to purchase stock, restricted stock, or other stock awards. However, a maximum of 100,000 restricted shares may be granted under the plan. The exercise price of an option may not be less than the fair market value of the Company's common stock on the date of grant of the option and may not be exercisable more than ten years after the date of grant. However, awards may become available again if participants forfeit awards under the plan prior to its expiration. As of March 31, 2011, 49,880 shares remained unissued and available for award under the Incentive Plan, of which 9,880 were available to be issued in the form of stock grants.

Forfeitures of awards granted under the incentive plan are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates in order to derive the Company's best estimate of awards ultimately expected to vest. Estimated forfeiture rates represent only the unvested portion of a surrendered option and are typically estimated based on historical experience. Based on an analysis of the Company's historical data, the Company applied a forfeiture rate of 0% to stock options outstanding in determining stock compensation expense for each of the years ended March 31, 2011 and 2010.

The Company granted no stock options in the year ended March 31, 2010. During the fiscal year ended March 31, 2010, 30,000 restricted shares were issued and 2,800 unvested restricted shares were forfeited. No options were granted in fiscal 2011. During the fourth quarter of fiscal 2011, 13,920 shares were issued under the Incentive Plan. Of these shares, 5,871 shares vested immediately and 8,049 shares vest over a five-year life. The restricted shares granted in fiscal 2010 vest over a two-year life. The options to purchase 10,000 and 30,000 restricted shares granted in fiscal 2007 vest over a five-year life. Stock-based compensation totaled $512 thousand for the year ended March 31, 2011 and $321 thousand for the year ended March 31, 2010.

The number of shares and weighted average exercise prices of outstanding stock options at March 31, 2011 and 2010 are as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at March 31, 2009	68,218	$25.36
Exercised	--	--
Forfeited	(865)	28.99
Expired	(13,745)	20.25
Balance at March 31, 2010	53,608	26.62
Exercised	--	--
Forfeited	(12,466)	23.64
Expired	(6,684)	16.63
Balance at March 31, 2011	34,458	29.63
Exercisable at March 31, 2011	32,458	29.53

As of March 31, 2011, the Company expects all non-vested stock options to vest over their remaining vesting periods.

As of March 31, 2011, the expected future compensation costs related to options and restricted stock vesting is as follows: $302 thousand for fiscal 2012, $30 thousand each year for fiscal 2013 through fiscal 2015, and $29 thousand for fiscal 2016.

The range of exercise prices, weighted average remaining contractual lives of outstanding stock options and aggregate intrinsic value at March 31, 2011 are as follows:

	Options Outstanding				Options Exercisable		
Exercise Price	**Number of Shares Outstanding**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Aggregate Intrinsic Value (1)**	**Number of Shares Outstanding**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**
$28.99	24,458 (2)	3.9	$28.99	$ --	24,458 (2)	3.9	$28.99
31.20	10,000 (3)	5.5	31.20	--	8,000 (3)	5.5	31.20
	34,458	4.4	29.63	--	32,458	4.4	29.53

(1) Represents the total intrinsic value, based on the Company's closing stock price of $19.00 as of March 31, 2011, which would have been received by the option holders had all option holders exercised their options as of that date. As of March 31, 2011, the intrinsic value of outstanding stock options and exercisable stock options was $0.
(2) Fully vested and exercisable at the time of grant.
(3) Subject to vesting over five years, 80% vested at March 31, 2011.

A summary of non-vested restricted stock activity under all Company plans for the year ended March 31, 2011 is as follows:

Non-Vested Shares	Number of Shares	Weighted Average Grant Date Fair Value
Balance at March 31, 2009	29,400	$31.20
Granted	30,000	8.28
Vested	(9,800)	31.20
Forfeited	(2,800)	31.20
Non-vested at March 31, 2010	46,800	16.51
Granted	8,049	18.48
Vested	(15,900)	20.39
Forfeited	--	--
Non-vested at March 31, 2011	38,949	15.33

Regarding unrestricted stock activity, 5,871 shares of unrestricted stock grants were issued during the fourth quarter of the fiscal year ended March 31, 2011 and the stock-based compensation expense associated with those shares totaled $109 thousand.

Earnings Per Share

Regarding earnings per share, the Company adheres to guidance as set forth by ASC 360, *"Earnings Per Share"* ("ASC 360"). Basic earnings per share ("EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, were exercised or converted into common stock. Unallocated shares of common stock held by the Central Co-operative Bank Employee Stock Ownership Plan Trust (the "ESOP") are not treated as being outstanding in the computation of either basic or diluted EPS. At March 31, 2011 and 2010, there were approximately 154,000 and 176,000 unallocated ESOP shares, respectively.

The following depicts a reconciliation of basic and diluted earnings per share:

	2011	2010
	(Amounts in thousands, except share and per share amounts)	
Net income as reported	$ 1,725	$ 1,933
Less preferred dividends and accretion	(620)	(613)
Net income available to common stockholders	$ 1,105	$ 1,380
Weighted average number of common shares outstanding	1,667,685	1,642,705
Weighted average number of unallocated ESOP shares	(163,966)	(185,473)
Weighted average number of common shares outstanding used in calculation of basic earnings per share	1,503,719	1,457,232
Incremental shares from the assumed exercise of dilutive common stock equivalents	117,463	42,680
Weighted average number of common shares outstanding used in calculating diluted earnings per share	1,621,182	1,499,912
Earnings per share:		
Basic	$ 0.74	$ 0.95
Diluted	$ 0.68	$ 0.92

At March 31, 2011 and 2010, respectively, 34,458 and 53,608 stock options were anti-dilutive and were excluded from the above calculation.

Bank-Owned Life Insurance

During the quarter ended December 31, 2007, the Bank purchased life insurance policies on one executive which totaled $6.0 million. The Bank follows ASC 325 *Investments – Other* ("ASC 325") in accounting for this asset. Increases in the cash value are recognized in other noninterest income and are not subject to income taxes. The Bank reviewed the financial strength of the insurance carrier prior to the purchase of the policies, and continues to conduct such reviews on an annual basis. Bank-owned life insurance totaled $7.0 million at March 31, 2011 and $6.7 million at March 31, 2010.

Other Comprehensive Income

The Company has established standards for reporting and displaying comprehensive income, which is defined as all changes to equity except investments by, and distributions to, shareholders. Net income is a component of comprehensive income, with all other components referred to, in the aggregate, as other comprehensive income. Other comprehensive income consists of unrealized gains or losses on available for sale securities, net of taxes, and unrealized gain or loss on post-retirement benefits, net of taxes.

The components of accumulated other comprehensive income (loss), included in stockholders' equity, are as follows at March 31:

	2011	2010
	(In Thousands)	
Net unrealized gain on securities available for sale	$1,184	$1,000
Tax effect	(452)	(380)
Net-of-tax amount	732	620
Unrealized gain on pension benefits	270	321
Tax effect	(110)	(131)
Net-of-tax amount	160	190
Accumulated other comprehensive income	$ 892	$ 810

The Company has established standards for reporting and displaying comprehensive income, which is defined as all changes to equity except investments by, and distributions to, shareholders. Net income is a component of comprehensive income, with all other components referred to, in the aggregate, as other comprehensive income. Other comprehensive income consists of unrealized gains or losses on available for sale securities, net of taxes, and unrealized gain or loss on post-retirement benefits, net of taxes.

Recent Accounting Pronouncements

In June 2009, the FASB issued guidance on *Accounting for Transfers of Financial Assets*, now incorporated into ASC 860 *Transfers and Servicing*, which amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. The new guidance significantly impacts loans participations sold as these transactions must meet the additional criteria of a "participating interest" to be treated as a sale. Additionally, participation agreements that contain last in, first out, and similar loan repayment arrangements will disallow the use of sale treatment. The guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The guidance was adopted as of April 1, 2010 and has not had a material impact on the Company's consolidated financial statements. The guidance may impact the accounting for any loan participations entered into by the Bank after April 1, 2010.

In June 2009, the FASB issued SFAS No. 167 (now incorporated into ASC 810-10), *Amendments to FASB Interpretation No. 46(R)*, to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities*, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The Statement is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of this standard on April 1, 2010 did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-6, *Improving Disclosures About Fair Value Measurements*, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The adoption of this standard on April 1, 2010 did not have a material impact on our consolidated financial statements, but has required disaggregation of certain fair-value measurements as well as additional disclosures.

In July 2010, the FASB issued ASU 2010-20, *Disclosures About the Credit Quality of Financing Receivables*, which amends Accounting Standards Codification Topic 310, *Receivables*. The purpose of the Update is to improve transparency by companies that hold financing receivables, including loans, leases and other long-term receivables. The Update requires such companies to disclose more information about the credit quality of their financing receivables and the credit reserves against them. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosure requirements as of March 31, 2011 of ASU 2010-20 have been incorporated in the notes to the Company's consolidated financial statements. Disclosures about activity that occurs during a reporting period will be required beginning April 1, 2011.

In April 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-02, *Receivables (Topic 310): A Creditors Determination of Whether a Restructuring is a Troubled Debt Restructuring*. For public entities this update provides guidance and clarification to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. In addition the previously deferred disclosure requirements originally included in Update No. 2010-20 are effective upon adoption of this standard. The amendments in this update are effective for the first interim or annual period beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption. The Company does not anticipate that the adoption of this guidance will have a material impact on the Company's consolidated financial statements.

In April 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-03, *Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements*. The main provisions in this amendment remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Eliminating the transferor's ability criterion and related implementation guidance from an entity's assessment of effective control should improve the accounting for repos and other similar transactions. The guidance in this update is effective for the first interim or annual period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The Company does not anticipate that the adoption of this guidance will have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments in this update are a result of the work by the FASB and the International Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRSs"). The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for these amendments to result in a change in the application of the requirements of Topic 820. The amendments are to be applied prospectively. The amendments are effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Company does not anticipate that the adoption of this guidance will have a material impact on the Company's consolidated financial statements.

Note 2. Investments (In Thousands)

The amortized cost and fair value of investments securities available for sale are summarized as follows:

	March 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Corporate bonds	$ --	$ --	$ --	$ --
Government agency and government sponsored enterprise mortgage-backed securities	18,129	764	(70)	18,823
Single issuer trust preferred securities issued by financial institutions	1,002	47	--	1,049
Total debt securities	19,131	811	(70)	19,872
Perpetual preferred stock issued by financial institutions	3,071	194	(80)	3,185
Common stock	1,799	354	(25)	2,128
Total	$24,001	$ 1,359	$ (175)	$25,185

	March 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Corporate bonds	$ 1,752	$ --	$ --	$ 1,752
Government agency and government sponsored enterprise mortgage-backed securities	24,253	752	(12)	24,993
Single issuer trust preferred securities issued by financial institutions	1,002	43	--	1,045
Total debt securities	27,007	795	(12)	27,790
Perpetual preferred stock issued by financial institutions	3,394	56	(195)	3,255
Common stock	2,967	508	(152)	3,323
Total	$33,368	$ 1,359	$ (359)	$34,368

During the twelve month period ended March 31, 2011, three common stock holdings were determined to be other-than temporarily impaired and their book values were reduced through an impairment charge of $118 thousand. Also during the twelve month period ended March 31, 2011, two preferred stock holdings were determined to be other-than-temporarily impaired and their book values were reduced through an impairment charge of $226 thousand. This impairment charge is reflected in "Net gain (loss) from sales and write-downs of investment securities" in the Company's consolidated statements of income.

Temporarily impaired securities as of March 31, 2011 are presented in the following table and are aggregated by investment category and length of time that individual securities have been in a continuous loss position.

	Less Than or Equal to 12 Months		Greater Than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)			
Government agency and government sponsored enterprise mortgage-backed securities	$ 3,209	$ (63)	$ 306	$ (7)
Perpetual preferred stock issued by financial institutions	--	--	938	(80)
Common stock	199	(14)	182	(11)
Total temporarily impaired securities	$ 3,408	$ (77)	$ 1,426	$ (98)

As of March 31, 2011, the Company has one government agency mortgage-backed security which has been in a continuous loss position for a period greater than twelve months and seven which have been in a continuous loss position for less than twelve months. These debt securities have a total fair value of $3.5 million and unrealized losses of $70 thousand as of March 31, 2011. Management currently does not have the intent to sell these securities and it is more likely that it will not have to sell these securities before recovery of their cost basis. Based on management's analysis of these securities, it has been determined that none of the securities are other-than-temporarily impaired as of March 31, 2011.

The Company has one preferred stock security which has been in a continuous loss position for greater than twelve months as of March 31, 2011. This security has a fair value of $938 thousand and an unrealized loss of $80 thousand at March 31, 2011. The preferred stock had a loss to book value ratio of 7.8% at March 31, 2011 compared to a loss to book value ratio of 6.6% at March 31, 2010. Due to the long-term nature of preferred stocks, management considers these securities to be similar to debt securities for analysis purposes. Based on available information, which included Fitch bond rating upgrades during August 2010 and January 2011, management has determined that the unrealized losses on the Company's investment in this preferred stock are not other-than-temporary as of March 31, 2011.

The Company has three equity securities with a fair value of $381 thousand and unrealized losses of $25 thousand which were temporarily impaired at March 31, 2011. The total unrealized losses relating to these equity securities represent 6.3% of book value. This is an improvement when compared to the ratio of unrealized losses to book value of 11.9% at March 31, 2010. Of these three securities, one has been in a continuous loss position for greater than twelve months. Data indicates that, due to current economic conditions, the time for many stocks to recover may be substantially lengthened. Management's investment approach is to be a long-term investor. As of March 31, 2011, the Company has determined that the unrealized losses associated with these securities are not other-than-temporary based on the projected recovery of the unrealized losses, and management's intent and ability to hold to recovery of cost.

The maturity distribution (based on contractual maturities) and annual yields of debt securities at March 31, 2011 are as follows:

	Amortized Cost	Fair Value	Annual Yield
	(Dollars in Thousands)		
Government agency and government sponsored enterprise mortgage-backed securities			
Due within one year	$ --	$ --	--%
Due after one year but within five years	2,970	3,079	4.18
Due after five years but within ten years	11	12	4.75
Due after ten years	15,148	15,732	4.71
Total	$18,129	$18,823	
Single issuer trust preferred securities issued by financial institutions:			
Due after ten years	1,002	1,049	7.78 %
Total	$19,131	$19,872	

Mortgage-backed securities are shown at their contractual maturity dates but actual maturities may differ as borrowers have the right to prepay obligations without incurring prepayment penalties.

Proceeds from sales of investment securities and related gains and losses for the years ended March 31, 2011 and 2010 (all classified as available for sale) were as follows:

	2011	2010
	(Dollars in Thousands)	
Proceeds from sales, maturities, redemptions	$ 3,371	$ 1,835
Gross gains	552	46
Gross losses	(72)	(170)
Other than temporary impairments	(344)	(341)
Net realized gain (loss)	$ 136	$ (465)

Mortgage-backed securities with an amortized cost of $1.1 million and a fair value of $1.2 million at March 31, 2011, were pledged to provide collateral for certain customers. Investment securities carried at $8.2 million were pledged under a blanket lien to partially secure the Bank's advances from the FHLB of Boston. Additionally, investment securities carried at $3.8 million were pledged to maintain borrowing capacity at the Federal Reserve Bank of Boston.

As a member of the FHLB of Boston, the Bank was required to invest in stock of the FHLB of Boston in an amount which, until April 2004, was equal to 1% of its outstanding home loans or 1/20th of its outstanding advances from the FHLB of Boston, whichever was higher. In April 2004, the FHLB of Boston amended its capital structure at which time the Company's FHLB of Boston stock was converted to Class B stock.

The Company views its investment in the FHLB of Boston stock as a long-term investment. Accordingly, when evaluating for impairment, the value is determined based on the ultimate recovery of the par value rather than recognizing temporary declines in value. The determination of whether a decline affects the ultimate recovery is influenced by criteria such as: (1) the significance of the decline in net assets of the FHLB of Boston as compared to the capital stock amount and length of time a decline has persisted; (2) impact of legislative and regulatory changes on the FHLB of Boston and (3) the liquidity position of the FHLB of Boston.

The FHLB of Boston reported earnings for 2010 of approximately $107 million after two consecutive years of losses. During February and May 2011, the FHLB of Boston declared dividends based upon average stock outstanding for the fourth quarter of 2010 and the first quarter of 2011, respectively. The FHLB of Boston's board of directors anticipates that it will continue to declare modest cash dividends through 2011, but cautioned that adverse events such as negative trend in credit losses on the FHLB of Boston's private label mortgage backed securities or mortgage portfolio, a meaningful decline in income, or regulatory disapproval could lead to reconsideration of this plan.

The Company does not believe that its investment in the FHLB of Boston is impaired as of March 31, 2011. However, this estimate could change in the near term in the event that: (1) additional significant impairment losses are incurred on the mortgage-backed securities causing a significant decline in the FHLB of Boston's regulatory capital status; (2) the economic losses resulting from credit deterioration on the mortgage-backed securities increases significantly; or (3) capital preservation strategies being utilized by the FHLB of Boston become ineffective.

The Co-operative Central Bank Reserve Fund (the "Fund") was established for liquidity purposes and consists of deposits required of all insured co-operative banks in Massachusetts. The Fund is used by The Co-operative Central Bank to advance funds to member banks or to make other investments.

Note 3. Loans and the Allowance for Loan Losses (In Thousands)

Loans, excluding loans for sale, as of March 31, 2011 and 2010 are summarized below:

	2011	2010
Real estate loans:		
Residential real estate (1-4 family)	$183,157	$217,053
Commercial real estate	199,074	227,938
Land and Construction	456	2,722
Home equity lines of credit	8,426	8,817
Total real estate loans	391,113	456,530
Commercial loans	2,212	4,037
Consumer loans	892	943
Total loans	394,217	461,510
Less: allowance for losses	(3,892)	(3,038)
Total loans, net	$390,325	$458,472

A summary of changes in the allowance for loan losses for the fiscal years ended March 31, 2011 and 2010 follows (in thousands):

	Years Ended March 31,	
	2011	2010
Balance at beginning of period	$3,038	$3,191
Provision charged to expense	1,100	600
Less: charge-offs	(250)	(773)
Add: recoveries	4	20
Balance at end of period	$3,892	$3,038

At March 31, 2011 there were twenty six impaired loans to eighteen borrowers which totaled $16.1 million compared to thirty impaired loans to twenty-one borrowers at March 31, 2010 which totaled $16.5 million. Impaired loans are evaluated separately and measured utilizing guidance set forth by ASC 310 described in Note 1.

At March 31, 2011 there were twelve impaired loans to seven borrowers totaling $7.2 million which were accruing interest. At March 31, 2010, there were twenty impaired, accruing loans totaling $10.6 million which represented eleven customer relationships. All loans modified in troubled debt restructurings are included in impaired loans.

Nonaccrual loans totaled $9.6 million as of March 31, 2011 and were comprised of five commercial real estate customer relationships which totaled $6.9 million and eleven residential customers which totaled $2.9 million of which there were three residential customer relationships totaling $363 thousand which were not impaired. Nonaccrual loans totaled $6.2 million as of March 31, 2010 and were comprised of three commercial real estate customer relationships which totaled $4.7 million and eight residential customer relationships which totaled $1.5 million. Total nonaccrual loans include nonaccrual impaired loans as well as certain nonaccrual residential loans that are not considered impaired.

Financing Receivables on Nonaccrual Status as of:

	March 31, 2011	March 31, 2010
Commercial real estate:		
Mixed use	$1,616	$4,729
Industrial (other)	1,500	--
Retail	769	--
Apartments	2,757	--
Residential:		
Residential (1-4 family)	2,587	1,199
Condominium	352	318
Commercial	--	--
	$9,581	$6,246

If the interest on nonaccrual loans had been recognized in accordance with original interest rates, interest income would have increased by $208 thousand for fiscal year 2011 and $94 thousand for fiscal 2010.

During the year ended March 31, 2011, loans modified in troubled debt restructurings ("TDRs") were comprised of five residential real estate loan relationships which totaled $1.8 million as of March 31, 2011, and five commercial real estate loan relationships which totaled $8.6 million as of March 31, 2011.

At March 31, 2011 total TDRs amounted to $11.6 million and were comprised of nine residential real estate loan relationships which totaled $2.7 million and six commercial real estate loan relationships which totaled $8.9 million. Additionally, at March 31, 2011, total accruing TDRs amounted to $7.2 million and total nonaccruing TDRs amounted to $4.4 million.

The following is a summary of information pertaining to impaired loans for the dates and periods specified (In Thousands):

	At March 31, 2011	At March 31, 2010
Impaired loans with a valuation allowance	$ 6,439	$ 3,009
Impaired loans without a valuation allowance	9,635	13,506
Total impaired loans	$16,074	$16,515
Specific valuation allowance related to impaired loans	$ 1,417	$ 354

Following is an age analysis of past due loans as of March 31, 2011 by loan portfolio class (in thousands):

Age Analysis of Past Due Financing Receivables as of March 31, 2011

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total
Commercial real estate:						
Mixed use	$ 398	$ --	$ 1,616	$2,014	$36,605	$38,619
Apartments	--	258	2,757	3,015	75,655	78,670
Industrial (other)	--	--	1,500	1,500	36,005	37,505
Retail	--	--	769	769	28,276	29,045
Offices	--	--	--	--	15,235	15,235
Land	--	--	--	--	456	456
Residential:						
Residential real estate loans	782	247	2,587	3,616	152,978	156,594
Residential (condominium)	--	--	352	352	26,211	26,563
Home equity lines of credit	--	--	--	--	8,426	8,426
Commercial and industrial loans	--	--	--	--	2,212	2,212
Consumer loans	4	--	--	4	888	892
	$ 1,184	$ 505	$9,851	$11,270	$382,947	$394,217

Interest income on impaired accruing loans totaled $533 thousand during fiscal 2011 and $318 thousand during fiscal 2010. There were no loans which were past due 90 days or more and still accruing interest as of March 31, 2011.

Credit Quality Indicators. Management regularly reviews the problem loans in the Bank's portfolio to determine whether any assets require classification in accordance with Bank policy and applicable regulations. The following table sets forth the balance of loans classified as pass, special mention, or substandard at March 31, 2011 by loan class. Pass are those loans not classified as special mention or lower risk rating. Special mention loans are performing loans on which known information about the collateral pledged or the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such loans in the non-performing loan categories. A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans include those characterized by the distinct possibility the Bank will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all the weaknesses inherent as those classified as substandard, with the added characteristic that the weaknesses present make collection or liquidation in full on the basis of currently existing facts and conditions and values, highly questionable and improbable. Loans classified as loss are considered uncollectible and of such little value that their continuance as loans without the establishment of specific loss allowance is not warranted. Loans classified as substandard, doubtful or loss are individually evaluated for impairment. At March 31, 2011, there were no loans classified as doubtful or loss.

The following table displays the loan portfolio by credit quality indicators as of March 31, 2011 (in thousands):

	Commercial and Industrial Loans	Residential Real Estate	Home Equity Lines of Credit	Commercial Real Estate	Land	Consumer Loans	Total
Pass	$ 2,212	$ 181,587	$ 8,426	$ 188,917	$ 456	$ 892	$ 382,490
Special mention	--	1,570	--	7,128	--	--	8,698
Substandard	--	--	--	3,029	--	--	3,029
	$ 2,212	$183,157	$ 8,426	$ 199,074	$ 456	$ 892	$394,217

The following table displays the balances of non-impaired commercial real estate loans with various loan-to-value (LTV) ratios by collateral type. The Bank considers this an additional credit quality indicator specifically as it relates to the commercial real estate loan portfolio (in thousands):

	Apartments	Offices	Mixed Use	Industrial (Other)	Retail	Total
< 40%	$ 12,720	$ 1,028	$ 10,083	$ 6,646	$ 6,883	$ 37,360
40% - 60%	22,994	8,299	7,899	9,055	16,220	64,467
> 60%	32,165	5,494	18,658	10,396	2,660	69,373
Participations	4,576	--	--	9,352	1,116	15,044
Total	$ 72,455	$14,821	$36,640	$ 35,449	$26,879	$186,244

Following is a summary of the allowance for loan losses and loans at March 31, 2011 by loan portfolio segment disaggregated by impairment method (in thousands):

	Residential Real Estate	Commercial Real Estate and Land	Commercial Loans	Consumer Loans	Unallocated	Total
Allowance for loan losses ending balance:						
Individually evaluated for impairment	$ 110	$ 1,307	$ --	$ --	$ --	$ 1,417
Collectively evaluated for impairment	763	1,513	17	16	166	2,475
	$ 873	$ 2,820	$ 17	$ 16	$ 166	$ 3,892
Loans ending balance:						
Individually evaluated for impairment	$ 3,588	$ 12,486	$ --	$ --	$ --	$ 16,074
Collectively evaluated for impairment	187,833	187,572	690	2,048	--	378,143
	$191,421	$200,058	$ 690	$ 2,048	$ --	$394,217

Following is a summary of impaired loans and their related allowances within the allowance for loan losses at March 31, 2011 (in thousands):

	Recorded Investment *	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:			
Residential 1-4 Family	$ 2,119	$ 2,123	$ --
Commercial Real Estate and Multi-Family	8,894	8,920	--
With an allowance recorded:			
Residential 1-4 Family	$ 1,468	$ 1,630	$ 110
Commercial Real Estate and Multi-Family	3,629	4,580	1,307
Total			
Residential 1-4 Family	$ 3,587	$ 3,753	$ 110
Commercial Real Estate and Multi-Family	12,523	13,500	1,307

* Includes accrued interest, specific reserves and net unearned deferred fees and costs.

The following summarizes activity with respect to loans made by the Bank to directors and officers and their related interests for the years ended March 31, 2011 and 2010:

	2011	2010
Balance at beginning of year	$305	$390
New loans	4	--
Repayment of principal	(204)	(22)
Reduction of directors and officers	--	(63)
Balance at end of year	$105	$305

Loans included above were made in the Bank's ordinary course of business, on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unrelated persons. All loans included above are performing in accordance with the terms of the respective loan agreement.

Note 4. Banking Premises and Equipment (In Thousands)

A summary of cost, accumulated depreciation and amortization of banking premises and equipment at March 31, 2011 and 2010 follows:

	2011	2010	Estimated Useful Lives
Land	$ 589	$ 589	
Buildings and improvements	2,657	2,362	50 years
Furniture and fixtures	3,592	3,484	3-5 years
Leasehold improvements	1,568	1,561	5-10 years
	8,406	7,996	
Less accumulated depreciation and amortization	(5,701)	(5,237)	
Total	$2,705	$2,759	

Depreciation and amortization for the years ended March 31, 2011 and 2010 amounted to $623 thousand and $773 thousand, respectively, and is included in occupancy and equipment expense in the accompanying consolidated statements of operations.

Note 5. Other Real Estate Owned (In Thousands)

The following summarizes activity with respect to other real estate owned during the year ended March 31, 2011 and 2010.

	2011	2010
Balance at beginning of year	$ 60	$ 2,986
Additions	132	77
Valuation adjustments	0	(17)
Sales	(60)	(2,986)
Balance at end of year	$ 132	$ 60

During fiscal 2011, one residential property totaling $132 thousand was acquired through foreclosure. Also during fiscal 2011, the sale of one property with a book value of $60 thousand was sold for $62 thousand resulting in a gain on the sale of other real estate owned of $2 thousand. During fiscal 2010, one residential property totaling $77 thousand was acquired through foreclosure. Management's subsequent review of this property resulted in the recording of a valuation allowance of $17 thousand, which comprised the $60 thousand balance in other real estate owned at March 31, 2010. Also during fiscal 2010, the sales of three properties with book values of approximately $3.0 million were sold for approximately $2.9 million, resulting in loss on the sale of other real estate owned of $60 thousand.

Note 6. Deposits (Dollars in Thousands)

Deposits at March 31, 2011 and 2010 are summarized as follows:

	2011	2010
Demand deposit accounts	$ 40,745	$ 41,959
NOW accounts	28,989	29,358
Passbook and other savings accounts	55,326	53,544
Money market deposit accounts	76,201	79,745
Total non-certificate accounts	201,261	204,606
Term deposit certificates		
Certificates of $100,000 and above	40,843	51,695
Certificates less than $100,000	66,973	82,868
Total term deposit certificates	107,816	134,563
Total deposits	$309,077	$339,169

Contractual maturities of term deposit certificates with weighted average interest rates at March 31, 2011 are as follows:

	Amount	Weighted Average Interest Rate
Within 1 year	$ 87,297	0.93 %
Over 1 to 3 years	19,778	1.64
Over 3 years	741	1.60
	$107,816	

Note 7. Federal Home Loan Bank Advances (Dollars in Thousands)

A summary of the maturity distribution of FHLB of Boston advances (based on final maturity dates) with weighted average interest rates at March 31, follows:

	2011		2010	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Within 1 year	$ --	-- %	$26,000	5.37%
1-2 years	29,351	3.92	--	--
2-3 years	11,000	2.98	29,469	3.92
3-4 years	22,000	2.93	11,000	2.98
4-5 years	5,000	2.89	22,000	2.93
Over 5 to 10 years	50,000	4.10	55,000	3.99
	117,351	3.68%	143,469	3.98%

At March 31, 2011, advances totaling $87 million are callable during fiscal 2012 prior to their scheduled maturity. The Bank is subject to a substantial penalty in the event it elects to prepay any of its FHLB of Boston advances.

The FHLB of Boston is authorized to make advances to its members subject to such regulations and limitations as the Federal Home Loan Bank Board may prescribe. The advances are secured by FHLB of Boston stock and a blanket lien on certain qualified collateral, defined principally as 90% of the fair value of U.S. Government and federal agency obligations and 75% of the carrying value of first mortgage loans on owner-occupied residential property. In addition, certain multi-family property loans are pledged to secure FHLB of Boston advances. The Bank's unused borrowing capacity with the FHLB of Boston was approximately $53.6 million at March 31, 2011.

Note 8. Income Taxes (Dollars in Thousands)

The components of the provision for income taxes for the years indicated are as follows:

	Year Ended March 31, 2011	2010
Current		
Federal	$ --	$(176)
State	5	55
Total current provision (benefit)	5	(121)
Deferred		
Federal	578	962
State	363	(157)
Total deferred provision	941	806
Provision for income taxes	$ 946	$ 685

The provision for income taxes for the periods presented is different from the amounts computed by applying the statutory Federal income tax rate to income before income taxes. The differences between expected tax rates and effective tax rates are as follows:

	Year Ended March 31,	
	2011	2010
Statutory federal tax rate	34.0%	34.0%
Items affecting Federal Income tax rate:		
Dividends received deduction	(2.6)	(2.7)
Net state impact of deferred rate change	3.0	(10.3)
State income taxes – net of federal tax benefit	7.2	6.3
Bank-owned life insurance deduction	(3.6)	(5.4)
Valuation allowance	(4.8)	1.0
Stock-based compensation	1.2	3.10
Other	1.0	(0.4)
Effective tax rate	35.4%	25.6%

The components of gross deferred tax assets and gross deferred tax liabilities that have been recognized at March 31, 2011 and 2010 are as follows:

	2011	2010
Deferred tax assets:		
Allowance for loan losses	$1,580	$1,243
Depreciation	814	966
Post- retirement employee benefits	425	299
Write-down of investments securities	845	2,778
Net operating loss carryforward	434	74
Other	444	259
Gross deferred tax asset	4,542	5,619
Less: Valuation allowance	(292)	(421)
Net deferred tax assets	4,250	5,198
Deferred tax liabilities:		
Unrealized gain on securities, net	452	380
Other	198	137
Gross deferred tax liability	650	517
Net deferred tax assets	$3,600	$4,681

The Company has recorded a valuation allowance against certain deferred tax assets due to uncertainty surrounding the realization of these assets. The valuation allowance is related to certain capital loss carryforwards that are only allowed to be utilized against capital gains. Due to the uncertainty surrounding future capital gains, management believes it is more likely than not that these assets will not be realized.

The unrecaptured base year tax bad debt reserves will not be subject to recapture as long as the Company continues to carry on the business of banking. In addition, the balance of the pre-1988 bad debt reserves continues to be subject to provisions of present law that require recapture in the case of certain excess distributions to shareholders. The tax effect of pre-1988 bad debt reserves subject to recapture in the case of certain excess distributions is approximately $1.3 million.

As of March 31, 2011, the Company provided a liability of $155 thousand of unrecognized tax benefits related to various federal and state income tax matters. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Amount
Unrecognized tax benefits at April 1, 2010	$ 198
Additions for tax positions related to the current year	16
Additions for tax positions of prior years	61
Reductions for tax positions of prior years	(120)
Unrecognized tax benefits at March 31, 2011	$ 155

The amount of unrecognized tax benefit that would impact the Company's effective tax rate, if recognized, is $155 thousand. The Company does not expect that the amounts of unrecognized tax benefits will change significantly within the next twelve months. In general, the tax years ended March 31, 2007 through March 31, 2011 remain open to examination by federal and state taxing jurisdictions to which the Company is subject. As of April 1, 2010, the Company had accrued interest and penalties of $41 thousand related to uncertain tax positions. As of March 31, 2011, the total amount of accrued interest and penalties is $13 thousand. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes.

Note 9. Financial Instruments with Off-Balance Sheet Risk (In Thousands)

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include unused lines of credit, unadvanced portions of commercial and construction loans, and commitments to originate loans. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to its financial instruments is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments with off-balance sheet risks as of March 31, 2011 and 2010 included the following:

	At March 31,	
	2011	2010
Unused lines of credit	$15,940	$16,495
Unadvanced portions of construction loans	--	126
Unadvanced portions of commercial loans	459	1,135
Commitments to originate residential mortgage loans	11,232	6,077
Commitments to sell residential mortgage loans	595	4,024
Total off-balance sheet commitments	$28,226	$27,857

Commitments to originate loans, unused lines of credit and unadvanced portions of commercial and construction loans are agreements to lend to a customer, provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.

The Bank is also a party to lease commitments related to premises used to conduct its business. A summary of minimum rentals of banking premises for future periods under non-cancelable operating leases follows:

Years Ending March 31,	
2012	$ 371
2013	357
2014	333
2015	329
2016	311
Thereafter	17
Total	$1,717

Certain leases contain renewal options the potential impact of which is not included above. Rental expense for each of the years ended March 31, 2011 and 2010 totaled $365 thousand and $352 thousand, respectively, and is included in occupancy and equipment expense in the accompanying consolidated statements of operations.

Note 10. Stockholders' Equity (Dollars in Thousands, except per share amount)

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. The minimum core (leverage) capital ratio required for banks with the highest overall rating from bank regulatory agencies is 3.00% and is 4.00% for all others. The Bank must also have a minimum total risk-based capital ratio of 8.00% (of which 4.00% must be Tier I capital, consisting of common stockholders' equity). As of March 31, 2011, the Bank met all capital adequacy requirements to which it is subject.

In December 2008, the U.S. Department of Treasury invested $10.0 million in the Company through the Troubled Asset Relief Program ("TARP") Capital Purchase Program (see Note 14 for additional information regarding the Company's participation in the TARP Capital Purchase Program). As a result of this investment, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. The table below reflects $10.0 million in TARP funds received as a capital contribution from the Company to the Bank. To be categorized as "well capitalized," the Bank must maintain minimum risk-weighted capital, Tier 1 capital and tangible capital ratios as set forth in the table. There are no conditions or events, since that notification that management believes would cause a change in the Bank's categorization. No deduction was taken from capital for interest-rate risk. The Company's and the Bank's Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios together with related regulatory minimum requirements are summarized as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2011:						
Company (consolidated)						
Total risk-based capital	$56,531	18.53%	$24,406	≥8.00%	N/A	N/A
Tier 1 capital	52,514	17.22	11,854	≥4.00	N/A	N/A
Tier 1 leverage capital	52,514	10.66	19,705	≥4.00	N/A	N/A
Bank						
Total risk-based capital	$50,954	16.72%	$24,380	≥8.00%	$30,475	≥10.00%
Tier 1 capital	46,938	15.40	12,192	≥4.00	18,288	≥6.00
Tier 1 leverage capital	46,938	9.58	19,598	≥4.00	24,498	≥5.00
As of March 31, 2010:						
Company (consolidated)						
Total risk-based capital	$53,569	15.12%	$29,769	≥8.00%	N/A	N/A
Tier 1 capital	50,432	14.24	14,166	≥4.00	N/A	N/A
Tier 1 leverage capital	50,432	9.22	21,879	≥4.00	N/A	N/A
Bank						
Total risk-based capital	$47,374	13.37%	$28,346	≥8.00%	$35,433	≥10.00%
Tier 1 capital	44,237	12.49	14,167	≥4.00	21,250	≥6.00
Tier 1 leverage capital	44,237	8.09	21,872	≥4.00	27,340	≥5.00

The Company and the Bank may not declare or pay cash dividends on their stock if the effect thereof would cause capital to be reduced below regulatory requirements, or if such declaration and payment would otherwise violate regulatory requirements.

In October 1991, the Company adopted a Shareholder Rights Agreement ("Rights Plan") entitling each shareholder, other than an "Acquiring Person" or an "Adverse Person" as defined below, to purchase the Company's stock at a discounted price in the event any person or group of persons exceeded predetermined ownership limitations of the Company's outstanding common stock (an "Acquiring Person") and, in certain circumstances, engaged in specific activities deemed adverse to the interests of the Company's stockholders (an "Adverse Person").

Note 11. Employee Benefits (Dollars in Thousands, Except Per Share Data)

Pension and Savings Plans

As a participating employer in the Cooperative Banks Employees Retirement Association ("CBERA"), a multi-employer plan, the Bank has in effect a non-contributory defined benefit plan ("Pension Plan") and a defined contribution plan ("Savings Plan") covering substantially all eligible employees.

Benefits under the Pension Plan are determined at the rate of 1% and 1.5% of certain elements of final average pay times years of credited service and are generally provided at age 65 based on years of service and the average of the participants' three highest consecutive years of compensation from the Bank. Employee contributions are made to a Savings Plan which qualifies under section 401(k) of the Internal Revenue Code of 1986, as amended. The Bank matches 50% of an eligible deferral contribution on the first 5% of the deferral amount subject to the maximum allowable under federal regulations. Pension benefits and employer contributions to the Savings Plan become vested over six years.

Expenses for the Pension Plan and the Savings Plan were $545 thousand and $494 thousand, for the years ended March 31, 2011 and 2010, respectively. Forfeitures are used to reduce expenses of the plans.

Employee Stock Ownership Plan

The Bank maintains an Employee Stock Ownership Plan ("ESOP") that is authorized to purchase shares of outstanding common stock of the Company from time to time in the open market or in negotiated transactions. The ESOP is a tax-qualified defined contribution plan established for the exclusive benefit of the Bank's employees. All full-time employees who have completed one year of service with the Bank are eligible to participate in the ESOP.

On January 31, 2007, the ESOP completed the purchase of 109,600 shares of the Company's common stock, of which 6,100 shares were purchased with cash accumulated through allocations to participants' accounts. The ESOP purchased the shares pursuant to the terms of the Stock Purchase Agreement, dated January 25, 2007, by and among the Company and the ESOP and Mendon Capital Advisors Corp., Moors & Mendon Master Fund, L.P., Mendon ACAM Master Fund, Ltd. and Burnham Financial Services Fund (collectively, "Mendon"). In conjunction with this transaction, the ESOP refinanced the above-noted third party loan with a loan from the Company with the same term as the third party loan. Additionally, the ESOP borrowed $3.42 million from the Company related to this purchase. This loan will be repaid in quarterly installments of principal and interest of $90,800 over 20 years.

As set forth by ASC 718, compensation expense is recognized as the shares are allocated to participants based upon the fair value of the shares at the time they are allocated. As a result, changes in the market value of the Company's stock have an effect on the Company's results of operations but have no effect on stockholders' equity. ESOP compensation expense for fiscal 2011 and 2010 amounted to $260 thousand and $153 thousand, respectively.

Company common stock dividends received by the ESOP on allocated shares that are not associated with financing are allocated to plan participants. Company common stock dividends received by the ESOP for allocated shares that are associated with financing provided by the Company are returned to the Bank for the purpose of reducing expenses.

Other Post-Retirement Benefits

The Bank maintains a post-retirement medical insurance plan and life insurance plan for certain individuals. The following tables summarize the funded status and the actuarial benefit obligations of these plans for fiscal 2011 and 2010:

	Year Ended March 31,			
	2011		2010	
	Life	Medical	Life	Medical
Actuarial present value of benefits obligation:				
Retirees	$ (165)	$(146)	$ (126)	$(145)
Fully eligible participants	--	--	--	--
Total	$ (165)	$(146)	$ (126)	$(145)
Change in projected benefit obligation:				
Accumulated benefit obligations at prior year-end	$ (126)	$(144)	$ (165)	$(168)
Service cost less expense component	--	--	--	--
Interest cost	(8)	(7)	(7)	(9)
Actuarial (loss) gain	(28)	--	60	27
Amendment	--	--	--	--
Assumptions	(4)	(11)	(15)	(12)
Benefits paid	1	16	1	17
Accumulated benefit obligations at year-end	$ (165)	$ (146)	$ (126)	$ (145)
Change in plan assets:				
Fair value of plan assets at prior year-end	$ --	$ --	$ --	$ --
Actual return on plan assets	--	--	--	--
Employer contribution	1	16	1	17
Benefits paid and expenses	(1)	(16)	(1)	(17)
Fair value of plan assets at current year-end	$ --	$ --	$ --	$ --
Change in accumulated other comprehensive income:				
Other accumulated comprehensive income at prior fiscal year-end	$ (173)	$(148)	$ (141)	$(140)
Gain (loss) on actuarial experience	28	--	(60)	(27)
Gain (loss) actuarial assumptions	4	11	15	12
Amortization included in pension expense	7	2	13	6
Other accumulated other comprehensive income at current year-end	$ (134)	$(135)	$ (173)	$(149)
Amounts with deferred recognition				
Reconciliation of accrued pension cost:				
Accrued pension cost at beginning of year	$(299)	$(294)	$(305)	$(309)
Minus net periodic cost	(1)	(5)	6	(2)
Plus employer contributions, net	1	16	1	17
Accrued cost at end of year	$ (299)	$(283)	$ (298)	$(294)
Benefit obligation weighted average assumption as change in projected benefit obligation:				
Discount rate	4.50%	4.50%	5.00%	5.00%
Expected return on plan assets	4.50	4.50	5.00	5.00
Rate of compensation increase	n/a	n/a	n/a	n/a

	Years Ended March 31,			
	2011		2010	
	Life	Medical	Life	Medical
Components of net periodic benefit cost:				
Service cost	$ --	$ --	$ --	$ --
Interest cost	8	7	7	9
Expected return on plan assets	--	--	--	--
Amortization of prior service cost	8	14	9	13
Recognized actuarial gain	(15)	(16)	(22)	(20)
Net periodic benefit gain (cost)	$ 1	$ 5	$ (6)	$ 2
Periodic benefit cost weighted average assumptions:				
Discount rate	5.00%	5.00%	6.75%	6.75%
Rate of compensation increase	n/a	n/a	n/a	n/a
Amounts recognized in the consolidated balance sheets consist of:				
Other liabilities	$(165)	$(146)	$(125)	$(144)
Amounts recognized in accumulated other comprehensive income consist of:				
Net gain	$(150)	$(133)	$(198)	$(160)
Prior credit	--	(52)	--	(63)
Transition liability	16	50	25	74
	$(134)	$(135)	$(173)	$(149)

The plan is unfunded and the Company accrues actuarial determined benefit costs over the estimated service period of the employees in the plan as set forth in ASC 715. It addresses employers' disclosures about pension and other post-retirement benefit plans. It requires additional information about changes in the benefit obligation and the fair values of plan assets to be disclosed. It also standardized the requirements for pensions and other postretirement benefit plans to the extent possible, and illustrates combined formats for the presentation of pension plan and other post-retirement benefit plan disclosures. ASC 715 also requires an employer to recognize the over funded or under funded status of a defined benefit post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

Projected life and medical benefits payments are as follows (in thousands):

Years Ending March 31,	
2012	$ 31
2013	32
2014	32
2015	32
2016	32
2017 through 2021	135

Supplemental Executive Retirement Plans

The Bank maintains supplemental retirement plans ("SERP") for two highly compensated employees designed to offset the impact of regulatory limits on benefits under qualified pension plans. The Bank's obligation is unfunded. The Bank recognizes retirement expense based upon an annual analysis performed by a benefits administrator. Annual SERP expense can vary based upon changes in factors such as changes in salaries or estimated retirement ages. SERP expense totaled $227 thousand for fiscal 2011 and $209 thousand for fiscal 2010. The SERP liability balance totaled $655 thousand at March 31, 2011 and $428 thousand at March 3, 2010.

Employment Agreements

The Company has entered into employment agreements with certain executive officers. The employment agreements are generally for initial terms of five years, with automatic extensions made annually thereafter. The agreements include stipulations for termination, including termination made with and without just cause, and provide for base salaries, discretionary bonuses, and severance benefits. The agreements also provide for insurance and various other benefits. The employment agreements also include "Change of Control" provisions, providing that in the event of a Change in Control, as defined, compensation be paid to the officer in amounts up to approximately three times the officer's base salary in the form of one lump sum payment following a Change of Control event.

Note 12. Legal Proceedings

The Company from time to time is involved as plaintiff or defendant in various legal actions incident to its business. None of these actions are believed to be material, either individually or collectively, to the results of operations and financial condition of the Company or any subsidiary.

Note 13. Troubled Asset Relief Program Capital Purchase Program

On December 5, 2009, the Company sold $10.0 million in preferred shares to the U.S. Department of Treasury ("Treasury") as a participant in the federal government's Troubled Asset Relief Program ("TARP") Capital Purchase Program. This represented approximately 2.6% of the Company's risk-weighted assets as of September 30, 2009. The TARP Capital Purchase Program is a voluntary program for healthy U.S. financial institutions designed to encourage these institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy. In connection with the investment, the Company entered into a Letter Agreement and the related Securities Purchase Agreement with the Treasury pursuant to which the Company issued (i) 10,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference $1,000 per share (the "Series A Preferred Stock"), and (ii) a warrant (the "Warrant") to purchase 234,742 shares of the Company's common stock for an aggregate purchase price of $10.0 million in cash. As a result of the Treasury's investment, the Company and the Bank met all regulatory requirements to be considered well capitalized at March 31, 2011.

The Series A Preferred Stock qualifies as Tier 1 capital and pays cumulative dividends at a rate of 5% per annum until February 15, 2014. Beginning February 16, 2014, the dividend rate will increase to 9% per annum. On and after February 15, 2012, the Company may, at its option, redeem shares of Series A Preferred Stock, in whole or in part, at any time and from time to time, for cash at a per share amount equal to the sum of the liquidation preference per share plus any accrued and unpaid dividends to but excluding the redemption date. The Series A Preferred Stock may be redeemed, in whole or in part, at any time and from time to time, at the option of the Company, subject to consultation with the Company's primary federal banking regulator, provided that any partial redemption must be for at least 25% of the issue price of the Series A Preferred Stock. Any redemption of a share of Series A Preferred Stock would be at one hundred percent (100%) of its issue price, plus any accrued and unpaid dividends and the Series A Preferred Stock may be redeemed without regard to whether the Company has replaced such funds from any other source or to any waiting period.

The Warrant is exercisable at $6.39 per share at any time on or before December 5, 2018. The number of shares of the Company's common stock issuable upon exercise of the Warrant and the exercise price per share will be adjusted if specific events occur. Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the Warrant. Neither the Series A Preferred Stock nor the Warrant will be subject to any contractual restrictions on transfer, except that Treasury may not transfer a portion of the Warrant with respect to, or exercise the Warrant for, more than one-half of the shares of common stock underlying the Warrant prior to the date on which the Company has received aggregate gross proceeds of not less than $10.0 million from one or more qualified equity offerings.

The Warrant was valued at $594 thousand and was recognized as equity under ASC 815 *"Derivatives and Hedging,"* ("ASC 815") and is reported within additional paid-in capital in the accompanying Consolidated Balance Sheets. The Company also performs accounting for the Series A Preferred Stock and Warrant as set forth in ASC

470 *Debt* ("ASC 470"). The proceeds from the sale of the Series A Preferred Stock was allocated between the Series A Preferred Stock and Warrant on a relative fair value basis, resulting in the Series A Preferred Stock having a value of $9.4 million and the Warrant having a value of $594 thousand. Therefore, the fair value of the Warrant has been recognized as a discount to the Series A Preferred Stock and Warrant and such discount is being accreted over five years using the effective yield method as set forth by ASC 505 *"Equity."* The Warrant was valued using the Black-Scholes options pricing model. The assumptions used to compute the fair value of the Warrant at issuance were:

Expected life in years..............10.00
Expected volatility................54.76%
Dividend yield........................3.00%
Risk-free interest rate..............2.67%

Regarding the assumptions above, the expected term represents the expected period of time the Company believes the warrant will be outstanding. Estimates of expected future stock price volatility are based on the historic volatility of the Company's common stock, and the dividend yield is based on management's estimation of the Company's common stock dividend yield during the next ten years. The risk-free interest rate is based on the U.S. Treasury 10-year rate.

Note 14. Fair Values of Financial Instruments (In Thousands)

The Company follows ASC 820 *Fair Value Measurements and Disclosures* ("ASC 820"), which defines fair value as the exchange price that would be received upon sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In addition, ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets

Level 2 - Quoted prices for similar instruments in active or non-active markets and model-derived valuations in which all significant inputs and value drivers are observable in active markets

Level 3 - Valuation derived from significant unobservable inputs

The Company uses fair value measurements to record certain assets at fair value on a recurring basis. Additionally, the Company may be required to record at fair value other assets on a nonrecurring basis. These nonrecurring fair value adjustments typically involve the application of lower-of-cost-or market value accounting or write-downs of individual assets.

The only assets of the Company recorded at fair value on a recurring basis at March 31, 2011 were securities available for sale. The assets of the Company recorded at fair value on a nonrecurring basis at March 31, 2011 were collateral dependent loans and other real estate owned ("OREO"). The following table presents the level of valuation assumptions used to determine the fair values of such securities and loans:

At March 31, 2011	**Carrying Value (In Thousands)**			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets recorded at fair value on a recurring basis:				
Securities available for sale				
Government agency and government sponsored agency mortgage-backed securities	$ --	$ 18,823	$ --	$18,823
Single issuer trust preferred securities issued by financial institutions	1,049	--	--	1,049
Perpetual preferred stock issued by financial institutions	2,063	1,122	--	3,185
Common stock	2,128	--	--	2,128
Assets recorded at fair value on a nonrecurring basis:				
Impaired loans carried at fair value:				
CRE	--	--	4,566	4,566
Residential	--	--	443	443
OREO	--	--	132	132

At March 31, 2010	**Carrying Value (In Thousands)**			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets recorded at fair value on a recurring basis:				
Securities available for sale				
Corporate bonds	$ --	$ 1,752	$ --	$ 1,752
Government agency and government sponsored agency mortgage-backed securities	--	24,993	--	24,993
Single issuer trust preferred securities issued by financial institutions	--	1,045	--	1,045
Perpetual preferred stock issued by financial institutions	--	3,255	--	3,255
Common stock	3,323	--	--	3,323
Assets recorded at fair value on a nonrecurring basis:				
Impaired loans carried at fair value:				
CRE	--	--	6,604	6,604
Residential	--	--	599	599
OREO	--	--	60	60

At March 31, 2011, the fair value of one trust preferred security amounting to $1,049 was measured using Level 1 inputs in comparison to March 31, 2010, at which time the security was measured using Level 2 inputs. The transfer from Level 2 to Level 1 was primarily the result of increased trading volume of the security at and around year end. The fair value as of March 31, 2011 was determined using actual trades of the exact security, whereas the fair value as of March 31, 2010 was determined by a matrix pricing model based upon comparable securities.

At March 31, 2011, the fair value of three preferred stocks amounting to $2,063 were measured using Level 1 inputs in comparison to March 31, 2010, at which time the securities were measured using Level 2 inputs. The transfers from Level 2 to Level 1 were primarily the result of increased trading volume of the securities at and around year end. The fair values as of March 31, 2011 were determined using actual trades of the exact securities, whereas the fair values as of March 31, 2010 were determined by matrix pricing models based upon comparable securities.

There were no Level 3 securities at March 31, 2011 or at March 31, 2010. The Company did not have any sales or purchases of Level 3 available for sale securities during the periods.

The Company measures the fair value of impaired loans on a periodic basis in periods subsequent to its initial recognition. At March 31, 2011, impaired loans measured at fair value using Level 3 inputs amounted to $5.0 million, which represents five customer relationships, compared to twelve customer relationships which totaled $7.2 million March 31, 2010. There were no impaired loans measured at fair value using Level 2 inputs at March 31, 2011 or 2010. Level 3 inputs utilized to determine the fair value of the impaired loan relationships at March 31, 2011 and March 31, 2010 consist of appraisals which may be discounted by management using non-observable inputs, as well as estimated costs to sell.

OREO is measured at fair value less estimated selling costs. Fair value is based upon independent market prices, appraised values of the collateral, or management's estimation of value of the collateral. At March 31, 2011, OREO was comprised of one residential condominium totaling $132 thousand. OREO at March 31, 2010 consisted of one residential condominium which totaled $60 thousand. The one OREO property at March 31, 2010 was sold during the fiscal year ended March 31, 2011.

Both observable and unobservable inputs may be used to determine the fair value of positions classified as Level 3 assets. As a result, the unrealized gains and losses for these assets presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities:

Cash and Due from Banks - The carrying values reported in the balance sheet for cash and due from banks approximate their fair value because of the short maturity of these instruments.

Short-Term Investments - The carrying values reported in the balance sheet for short-term investments approximate fair value because of the short maturity of these investments.

Investment Securities Available for Sale - Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Examples of such instruments include publicly traded common and preferred stocks. If quoted prices are not available, then fair values are estimated by using pricing models (i.e., matrix pricing) and market interest rates and credit assumptions or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. Examples of such instruments include government agency and government sponsored agency mortgage-backed securities, as well certain preferred and trust preferred stocks. Level 3 securities are securities for which significant unobservable inputs are utilized. There were no changes in valuation techniques used to measure similar assets during the period. Available for sale securities are recorded at fair value on a recurring basis.

Loans and Loans Held for Sale - The fair values of loans are estimated using discounted cash flow analysis, using interest rates, estimated using local market data, of which loans with similar terms would be made to borrowers of similar credit quality. The incremental credit risk for nonperforming loans has been considered in the determination of the fair value of loans. The fair value of loans held for sale is determined based on the unrealized gain or loss on such loans. Regular reviews of the loan portfolio are performed to identify impaired loans for which specific allowance allocations are considered prudent. Valuations of impaired loans are made based on evaluations that we believe to be appropriate in accordance with ASC 310, and such valuations are determined by reviewing current collateral values, financial information, cash flows, payment histories and trends and other relevant facts surrounding the particular credits.

Accrued Interest Receivable - The carrying amount reported in the balance sheet for accrued interest receivable approximates its fair value due to the short maturity of these accounts.

Stock in FHLBB - The carrying amount reported in the balance sheet for FHLBB stock approximates its fair value based on the redemption features of the stock.

The Co-operative Central Bank Reserve Fund - The carrying amount reported in the balance sheet for the Co-operative Central Bank Reserve Fund approximates its fair value.

Deposits - The fair values of deposits (excluding term deposit certificates) are, by definition, equal to the amount payable on demand at the reporting date. Fair values for term deposit certificates are estimated using a discounted cash flow technique that applies interest rates estimated using local market data currently being offered on certificates to a schedule of aggregated monthly maturities on time deposits with similar remaining maturities.

Advances from FHLBB - Fair values of non-callable advances from the FHLBB are estimated based on the discounted cash flows of scheduled future payments using the respective quarter-end published rates for advances with similar terms and remaining maturities. Fair values of callable advances from the FHLBB are estimated using indicative pricing provided by the FHLBB.

Subordinated Debentures - The fair value of one subordinated debenture totaling $5.2 million whose interest rate is adjustable quarterly is estimated to be equal to its book value. The other subordinated debenture totaling $6.1 million has a fixed rate until March 15, 2017, at which time it will convert to an adjustable rate which will adjust quarterly. The maturity date is March 15, 2037. The fair value of this subordinated debenture is estimated based on the discounted cash flows of scheduled future payments utilizing a discount rate derived from instruments with similar terms and remaining maturities.

Short-Term Borrowings, Advance Payments by Borrowers for Taxes and Insurance and Accrued Interest Payable - The carrying values reported in the balance sheet for short-term borrowings, advance payments by borrowers for taxes and insurance and accrued interest payable approximate their fair value because of the short maturity of these accounts.

Off-Balance Sheet Instruments - The Bank's commitments to lend for unused lines of credit and unadvanced portions of loans have short remaining disbursement periods or variable interest rates, and, therefore, no fair value adjustment has been made.

The estimated carrying amounts and fair values of the Company's financial instruments are as follows:

	March 31, 2011		March 31, 2010	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets				
Cash and due from banks	$ 3,728	$ 3,728	$ 4,328	$ 4,328
Short-term investments	37,190	37,190	12,208	12,208
Investment securities available for sale	25,185	25,185	34,368	34,368
Loans held for sale	--	--	392	392
Net loans	390,325	394,475	458,472	454,557
Stock in Federal Home Loan Bank of Boston	8,518	8,518	8,518	8,518
The Co-operative Central Bank Reserve Fund	1,576	1,576	1,576	1,576
Accrued interest receivable	1,496	1,496	1,896	1,896
Liabilities				
Deposits	$ 309,077	$ 300,875	$ 339,169	$ 329,749
Advances from FHLB of Boston	117,351	125,314	143,469	150,949
Subordinated debentures	11,341	8,651	11,341	8,226
Advance payments by borrowers for taxes and insurance	1,387	1,387	1,649	1,649
Accrued interest payable	397	397	517	517
Off-Balance Sheet Instruments	28,226	28,226	27,257	27,257

Note 15. Parent Company Only Condensed Financial Statements (In Thousands)

Balance Sheets	**At March 31, 2011**	**2010**
Assets		
Cash deposit in subsidiary bank	$301	$342
Investment in subsidiary	52,156	49,467
ESOP loan (Note 11)	5,676	6,254
Investment in unconsolidated subsidiary	341	341
Other assets	325	97
Total assets	$58,799	$56,501
Liabilities and Stockholders' Equity		
Subordinated debentures (Note 1)	$ 11,341	$ 11,341
Accrued taxes and other liabilities	337	47
Total stockholders' equity	47,121	45,113
Total liabilities and stockholders' equity	$58,799	$56,501

Statements of Operations	**Year Ended March 31, 2011**	**2010**
Dividends from subsidiary	$500	$500
Interest income	468	515
Interest expense on subordinated debentures	(575)	(586)
Noninterest expenses	(460)	(432)
Loss before income tax benefit	(67)	(3)
Income tax benefit	--	206
Income before equity in undistributed net income of subsidiary	(67)	203
Equity in undistributed net income of subsidiary	1,792	1,790
Net income	$1,725	$1,993

Statements of Cash Flows	**Year Ended March 31 2011**	**2010**
Cash flows from operating activities		
Net income	$ 1,725	$ 1,993
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed net income of subsidiary	(1,792)	(1,790)
Changes in other assets and other liabilities	246	27
Net cash provided by operating activities	179	230
Cash flows from investing activities:		
ESOP loans, net of repayment	578	566
Net cash provided by investing activities	578	566
Cash flows from financing activities:		
Cash dividends paid	(798)	(791)
Net cash (used in) provided by financing activities	(798)	(791)
Net (decrease) increase in cash in subsidiary bank	(41)	5
Cash in subsidiary bank at beginning of year	342	337
Cash in subsidiary bank at end of year	$ 301	$ 342

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Central Bancorp, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Central Bancorp, Inc. and Subsidiary as of March 31, 2011 and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Bancorp, Inc. and Subsidiary, as of March 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Boston, Massachusetts
June 17, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Central Bancorp, Inc.:

We have audited the accompanying consolidated balance sheet of Central Bancorp, Inc. and Subsidiary (the "Company") as of March 31, 2010, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Bancorp, Inc. and Subsidiary as of March 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Caturano and Company, P.C.

Boston, Massachusetts
June 18, 2010

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

On August 10, 2010, the Company was notified that, due to the fact that certain officers of Caturano and Company, P.C. became partners of McGladrey & Pullen, LLP effective July 20, 2010, Caturano and Company, P.C. will resign as the independent registered public accounting firm for the Company effective August 13, 2010. The audit reports of Caturano and Company, P.C. on the consolidated financial statements of the Company for the years ended March 31, 2010 and 2009 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years ended March 31, 2010 and 2009 and through August 13, 2010 there were: (1) no disagreements between the Company and Caturano and Company, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Caturano and Company, P.C. would have caused them to make reference thereto in their reports on the Company's financial statements for such years, and (2) no reportable events within the meaning set for in Item 304(a)(1)(v) of Regulation S-K.

Effective August 13, 2010, the Audit Committee of the Company's Board of Directors engaged McGladrey & Pullen, LLP as the Company's independent registered public accounting firm. During the Company's fiscal years ended March 31, 2010 and 2009 and the subsequent interim period preceding the engagement of McGladrey & Pullen, LLP, the Company did not consult with McGladrey & Pullen, LLP regarding: (1) the application of accounting principles to a specified transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the Company's financial statements; and McGladrey & Pullen, LLP did not provide any written report or oral advice that McGladrey & Pullen, LLP concluded was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue; or (3) any matter that was either the subject of a disagreement with Caturano and Company, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or the subject of a reportable event.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, and management has assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2011 based upon the criteria set forth in a report entitled "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations" of the Treadway Commission. Based on its assessment, the Company's management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2011.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

(c) Changes to Internal Control Over Financial Reporting

Except as indicated herein, there were no changes in the Company's internal control over financial reporting during the twelve months ended March 31, 2011 that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors

The information contained under the section captioned *"Proposal I – Election of Directors"* in the Company's definitive proxy statement for the Company's 2011 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

Executive Officers

The information contained under the sections captioned *"Proposal I – Election of Directors – Executive Officers Who Are Not Directors"* in the Proxy Statement is incorporated herein by reference.

Compliance with Section 16(a) of the Exchange Act

The information contained under the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement is incorporated herein by reference.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's officers, directors and employees.

Corporate Governance

For information regarding the audit committee and its composition and the audit committee financial expert, the sections captioned *"Meetings and Committees of the Board of Directors – Audit Committee"* in the Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

Executive Compensation

The information required by this item is incorporated herein by reference to the sections titled *"Executive Compensation"* and *"Director Compensation"* in the Proxy Statement.

Corporate Governance

The information required by this item is incorporated herein by reference to the sections titled *"Meetings and Committees of the Board of Directors – Compensation Committee"* in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the section captioned *"Principal Holders of Voting Securities"* in the Proxy Statement.

(b) Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned *"Security Ownership of Management"* in the Proxy Statement.

(c) **Changes in Control**

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

(d) **Equity Compensation Plans**

The Company has adopted the 1999 Stock Option and Incentive Plan and the 2006 Long-Term Incentive Plan, pursuant to which equity may be awarded to participants. Both plans have been approved by stockholders.

The following table sets forth certain information with respect to the Company's equity compensation plan as of March 31, 2011:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	34,458	$ 29.63	49,880
Equity compensation plans not approved by security holders	--	--	--
Total (1)	34,458	$ 29.63	49,880

(1) The 1999 Stock Option Plan and the 2006 Long-Term Incentive Plan provides for a proportionate adjustment to the number of shares reserved thereunder in the event of a stock split, stock dividend, reclassification or similar event.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

The information required by this item is incorporated herein by reference to the section titled *"Transactions with Related Persons"* in the Proxy Statement.

Director Independence

The information related to director independence required by this item is incorporated herein by reference to the section titled *"Proposal 1 – Election of Directors"* in the Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to the section captioned *"Independent Auditors"* in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

For the Financial Statements filed as part of this Annual Report on Form 10-K, reference is made to *"Item 8 – Financial Statements and Supplementary Data."*

(2) Financial Statement Schedules

All financial statement schedules have been omitted as not applicable or not required or because they are included in the financial statements appearing at Item 8.

(3) Exhibits

The exhibits required by Item 601 of Regulation S-K are either filed as part of this Annual Report on Form 10-K or incorporated by reference herein.

The following exhibits are filed as exhibits to this Annual Report:

Exhibit No.	Description
3.1[1]	Articles of Organization of Central Bancorp, Inc.
3.2[10]	Amended Bylaws of Central Bancorp, Inc.
4.1[2]	Articles of Amendment to the Articles of Incorporation of Central Bancorp, Inc. Establishing Fixed Rate Cumulative Perpetual Preferred Stock, Series A
4.2[2]	Form of Stock Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of Central Bancorp, Inc.
4.3[2]	Warrant to Purchase 234,742 Shares of Common Stock of Central Bancorp, Inc.
4.4[3]	Shareholder Rights Agreement, dated as of October 11, 2001, by and between Central Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent, as amended and restated as of January 29, 2003, and as amended on February 11, 2003, May 22, 2003, July 24, 2003 and August 4, 2003
10.1[4]	Employment Agreement by and between Central Co-operative Bank and John D. Doherty†
10.2[4]	Employment Agreement by and between Central Co-operative Bank and William P. Morrissey †
10.3[4]	Executive Salary Continuation Agreement by and between Central Co-operative Bank and John D. Doherty, as amended †
10.4[4]	Executive Salary Continuation Agreement by and between Central Co-operative Bank and William P. Morrissey, as amended †
10.5[4]	Executive Health Insurance Plan Agreement by and between Central Co-operative Bank and John D. Doherty †
10.6[4]	Executive Health Insurance Plan Agreement by and between Central Co-operative Bank and John D. Doherty †
10.7[4]	Executive Health Insurance Plan Agreement by and between Central Co-operative Bank and William P. Morrissey †
10.8[1]	Severance Agreement between the Bank and William P. Morrissey, dated December 14, 1994 †
10.9[1]	Severance Agreement between the Bank and Paul S. Feeley, dated May 14, 1998 †
10.10[1]	Amendments to Severance Agreements between the Bank and Messrs. Feeley and Morrissey, dated January 8, 1999 †
10.11[5]	1999 Stock Option and Incentive Plan †
10.12[6]	Amended and Restated Deferred Compensation Plan for Non-Employee Directors †
10.13[11]	Senior Management Compensation Incentive Plan, as amended †
10.14[7]	Severance Agreement between the Bank and Bryan E. Greenbaum dated March 17, 2005†
10.15[8]	Central Bancorp, Inc. 2006 Long-Term Incentive Plan †
14[9]	Code of Ethics
21	Subsidiaries of Registrant

23.1	Consent of McGladrey & Pullen, LLP
23.2	Consent of Caturano and Company, Inc.
31.1	Rule 13a-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
32	Section 1350 Certifications
99.1	31 C.F.R. §30.15 Certification of Chief Executive Officer
99.2	31 C.F.R. §30.15 Certification of Chief Financial Officer

† Management contract or compensatory plan.
(1) Incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended March 31, 1999 (File No. 0-25251) filed with the SEC on June 28, 1999.
(2) Incorporated by reference to the exhibits filed with the Company's Current Report on Form 8-K (File No. 0-25251) filed with the SEC on December 9, 2010.
(3) Incorporated by reference to the Form 10-K for the fiscal year ended March 31, 2004 (File No. 0-25251) filed with the SEC on June 28, 2004.
(4) Incorporated by reference to the exhibits filed with the Company's Current Report on Form 8-K (File No. 0-25251) filed with the SEC on December 21, 2007.
(5) Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-87005) filed on September 13, 1999.
(6) Incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 (File No. 0-25251) filed with the SEC on February 17, 2010.
(7) Incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended March 31, 2004 filed with the SEC on June 29, 2005 and to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the SEC on November 14, 2009 (File No. 0-25251).
(8) Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-136234) filed with the SEC on August 2, 2006.
(9) Incorporated by reference to the Current Report on Form 8-K (File No. 0-25251) filed with the SEC on April 13, 2004.
(10) Incorporated by reference to the exhibits filed with the Company's Current Report on Form 8-K (File No. 0-25251) filed with the SEC on October 22, 2007.
(11) Incorporated by reference to the exhibits filed with the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 0-25251) filed with the SEC on August 13, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

CENTRAL BANCORP, INC.

Date: June 17, 2011

By: /s/ John D. Doherty
John D. Doherty
Chairman and Chief Executive Officer
(Principal Executive Officer)
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ John D. Doherty John D. Doherty Chairman and Chief Executive Officer (Principal Executive Officer)	June 17, 2011
/s/ Paul S. Feeley Paul S. Feeley Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	June 17, 2011
/s/ William P. Morrissey William P. Morrissey President and Director	June 17, 2011
/s/ Robert J. Hardiman Robert J. Hardiman Director	June 17, 2011
/s/ Raymond Mannos Raymond Mannos Director	June 17, 2011
/s/ James P. McDonough James P. McDonough Director	June 17, 2011
/s/ Albert J. Mercuri, Jr. Albert J. Mercuri, Jr. Director	June 17, 2011
/s/ John J. Morrissey John J. Morrissey Director	June 17, 2011

/s/ Kenneth K. Quigley, Jr. — June 17, 2011
Kenneth K. Quigley, Jr.
Director

/s/ Edward F. Sweeney, Jr. — June 17, 2011
Edward F. Sweeney, Jr.
Director

/s/ Gerald T. Mulligan — June 17, 2011
Gerald T. Mulligan
Director

EXHIBIT 31.1

Certification

I, John D. Doherty, certify that:

1. I have reviewed this Annual Report on Form 10-K of Central Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 17, 2011

/s/ John D. Doherty
John D. Doherty
Chairman and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

Certification

I, Paul S. Feeley, certify that:

1. I have reviewed this Annual Report on Form 10-K of Central Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 17, 2011

/s/ Paul S. Feeley
Paul S. Feeley
Senior Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

EXHIBIT 32

CERTIFICATIONS PURSUANT TO
18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

The undersigned executive officers of the Registrant hereby certify that this Annual Report on Form 10-K for the year ended March 31, 2011 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

By: /s/ John D. Doherty
John D. Doherty
Chairman and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Paul S. Feeley
Paul S. Feeley
Senior Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: June 17, 2011


central bancorp
2011

Central Bancorp, Inc.
Board of Directors

John D. Doherty
Chairman & Chief Executive Officer
Central Bancorp, Inc.

Robert J. Hardiman
President, Waltham Central
School Transportation Company

Raymond Mannos
Former Principal
Beacon Fiduciary Advisors

James P. McDonough
Chancellor
Archdiocese of Boston

Albert J. Mercuri, Jr.
President & Chief Executive Officer
Data Direct, Inc.

John J. Morrissey, Esq.
Partner
Morrissey, Wilson & Zafiropolous, LLP

William P. Morrissey
President & Chief Operating Officer,
Central Bancorp, Inc.

Gerald T. Mulligan
Chairman,
Savings Bank Life Insurance

Kenneth K. Quigley, Jr.
President
Curry College

Edward F. Sweeney, Jr.
Consultant to the
Financial Services Industry

Central Co-operative Bank
Board of Directors

John D. Doherty
Chairman & Chief Executive Officer
Central Co-operative Bank

John F. Gilgun, Jr.
President
John F. Gilgun Agency

Robert J. Hardiman
President, Waltham Central
School Transportation Company

Raymond Mannos
Former Principal
Beacon Fiduciary Advisors

James P. McDonough
Chancellor
Archdiocese of Boston

Central Co-operative Bank
Board of Directors (cont'd)

Albert J. Mercuri, Jr.
President & Chief Executive Officer
Data Direct, Inc.

John J. Morrissey, Esq.
Partner
Morrissey, Wilson & Zafiropolous, LLP

William P. Morrissey
President & Chief Operating Officer,
Central Co-operative Bank

Gerald T. Mulligan
Chairman,
Savings Bank Life Insurance

Kenneth K. Quigley, Jr.
President
Curry College

Marat E. Santini
Consultant
Santini, Inc.

Edward F. Sweeney, Jr.
Consultant to the
Financial Services Industry

Executive Officers

John D. Doherty*
Chairman & Chief Executive Officer

William P. Morrissey*
President & Chief Operating Officer

Paul S. Feeley*
Senior Vice President,
Treasurer & Chief Financial Officer

Stephen A. Calhoun
Senior Vice President/
Chief Information Officer

Bryan Greenbaum
Senior Vice President/Retail Banking

Shirley M. Tracy
Senior Vice President/Human Resources

Rhoda K. Astone*
Senior Vice President, Secretary & Clerk

* *Officers of Central Co-operative Bank who also serve as officers of Central Bancorp, Inc.*

Stockholder Information

Annual Meeting. The Annual Meeting of Stockholders of Central Bancorp, Inc. will be held at 11:00 a.m. on July 21, 2011, at the Holiday Inn, 30 Washington Street, Somerville, MA 02143.

Investor Inquiries. Investors and other parties interested in obtaining information or who have questions about the Company should contact William P. Morrissey, President, 399 Highland Avenue, Somerville, MA 02144, (617) 628-4000.
Additional copies of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2011 are available without charge.

Common Stock. On January 8, 1999, Central Bancorp, Inc. became the holding company for Central Bank, whose legal name is Central Co-operative Bank. The Bank became a public company on October 24, 1986 by issuing 1,840,000 shares of common stock at $7.50 a share. Central Bancorp's common stock is traded over-the counter on the NASDAQ Global Market℠ under the symbol "CEBK." At March 31, 2011, there were 1,681,071 shares of common stock outstanding and approximately 200 holders of record of the common stock. This total does not reflect the number of persons or entities who held the stock in nominee or "street name" through various brokerage firms.

In October 1996, the Company established a quarterly cash dividend policy and made its first dividend distribution of 8 cents a share on November 15, 1996. It paid cash dividends of 5 cents per share in each quarter of the fiscal year ended March 31, 2011.

The following tables list the high and low prices for Central Bancorp's common stock during each quarter of fiscal 2011 and fiscal 2010 as reported by the NASDAQ Global Market℠ and the amounts and payable dates of the cash dividends paid during each quarter of fiscal 2011 and fiscal 2010. The stock quotations constitute interdealer prices without retail markups, markdowns or commissions, and may not necessarily represent actual transactions

Common Stock Prices

Fiscal 2011	High	Low	Fiscal 2010	High	Low
6/30/10	$ 11.51	$ 8.56	6/30/09	$ 8.00	$ 4.05
9/30/10	14.17	9.80	9/30/09	9.40	5.60
12/31/10	15.30	12.43	12/31/09	10.80	7.96
3/31/11	20.00	13.50	3/31/10	10.09	8.11

Cash Dividends(payable dates)

Fiscal 2011	Amount	Fiscal 2010	Amount
5/21/10	$0.05	5/15/09	$0.05
8/20/10	0.05	8/21/09	0.05
11/19/10	0.05	11/20/09	0.05
2/18/11	0.05	2/19/10	0.05

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

Independent Registered Public Accountants
McGladrey & Pullen LLP.
80 City Square
Boston, MA 02129

Deposit Insurance
Federal Deposit Insurance Corporation (FDIC)
Share Insurance Fund (SIF)

Central Bank Home Page
www.centralbk.com



www.centralbk.com
399 Highland Avenue, Somerville, MA 02144
617.628.4000

2011